Exhibit 99.1

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Financial Statements

September 30, 2020

(Unaudited)

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

KB Financial Group Inc.:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of KB Financial Group Inc. and its subsidiaries (collectively the “Group”), which comprise the consolidated interim statement of financial position as of September 30, 2020, the consolidated interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2020, changes in equity and cash flows for the nine-month period ended September 30, 2020 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of the condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our review.

We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

Emphasis of matters

The following matters may be helpful to the readers in their understanding of the condensed consolidated interim financial statements. Our review conclusion is not affected by these matters.

(1) Uncertainty due to COVID-19 pandemic

As described in Note 38.3 to the condensed consolidated interim financial statements, the ongoing COVID-19 pandemic has increased the estimation uncertainty on the Group’s expected credit losses on certain portfolios and potential impairment on assets and may have negative impacts on the Group’s consolidated financial statements. In preparation of the condensed consolidated interim financial statements as of and for the nine-month period ended September 30, 2020, the Group has recognized additional provisions for expected credit losses by updating the forward-looking information used to estimate expected credit losses and extending the scope of loans, whose industry is highly affected by COVID-19, subject to lifetime expected credit losses (non-impaired).

(2) Uncertainty related to provisional amounts recognized in connection with a business combination

As described in Note 42 ‘Business Combination’ to the condensed consolidated financial statements, the Group acquired Prudential Life Insurance Company of Korea Ltd., PRASAC Microfinance Institution PLC., PT Bank Bukopin TBK, and PT. Finansia Multi Finance. The financial effects of the above business combinations may be adjusted if new information is obtained about the facts and circumstances that existed as of the acquisition date within one year from the acquisition date.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

The accompanying consolidated interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2019, changes in equity and cash flows for the nine-month period ended September 30, 2019, were reviewed by other auditors whose report thereon, dated November 14, 2019, expressed that nothing came to their attention that caused them to believe that those interim financial statements are not prepared, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

The consolidated statement of financial position of the Group as of December 31, 2019, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by other auditors in accordance with Korean Standards on Auditing and their report thereon, dated March 5, 2020, expressed an unqualified opinion. The accompanying consolidated statement of financial position of the Group as of December 31, 2019, presented for comparative purposes, is consistent, in all material respects, with the audited consolidated statement of financial position from which it has been derived.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea
November 16, 2020

This report is effective as of November 16, 2020, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Financial Position

September 30, 2020 and December 31, 2019

(in millions of Korean won)

	Notes	September 30, 2020 (Unaudited)		December 31, 2019
Assets
Cash and due from financial institutions	4,6,7,37	~~W~~	25,380,724	~~W~~	20,837,878
Financial assets at fair value through profit or loss	4,6,11		58,835,919		53,549,086
Derivative financial assets	4,6,8		3,577,805		3,190,673
Loans at amortized cost	4,6,9,10		378,090,798		339,684,059
Financial investments	4,6,11		96,714,715		71,782,606
Investments in associates and joint ventures	12		892,315		598,240
Property and equipment	13		5,467,106		5,067,377
Investment property	13		2,893,443		2,827,988
Intangible assets	14		3,202,052		2,737,813
Net defined benefit assets	23		—		946
Current income tax assets			100,224		19,095
Deferred income tax assets	15,32		54,866		3,597
Assets held for sale	16		205,257		23,151
Other assets	4,6,17		30,091,129		18,215,608

Total assets		~~W~~	605,506,353	~~W~~	518,538,117

Liabilities
Financial liabilities at fair value through profit or loss	4,6,18	~~W~~	13,270,633	~~W~~	15,368,153
Derivative financial liabilities	4,6,8		3,780,286		3,007,341
Deposits	4,6,19		337,986,622		305,592,771
Debts	4,6,20		47,797,949		37,818,860
Debentures	4,6,21		60,254,491		50,935,583
Provisions	22		605,917		527,929
Net defined benefit liabilities	23		446,402		253,989
Current income tax liabilities			704,575		432,431
Deferred income tax liabilities	15,32		1,107,606		777,793
Insurance contract liabilities	36		53,503,349		34,966,683
Other liabilities	4,6,24		43,940,622		29,737,259

Total liabilities			563,398,452		479,418,792

Equity
Share capital	25		2,090,558		2,090,558
Hybrid securities	25		1,197,137		399,205
Capital surplus	25		16,723,589		17,122,777
Accumulated other comprehensive income	25,34		386,367		348,021
Retained earnings	25		21,949,927		19,709,545
Treasury shares	25		(1,136,188)		(1,136,188)

Equity attributable to shareholders of the Parent Company	25		41,211,390		38,533,918
Non-controlling interests			896,511		585,407

Total equity			42,107,901		39,119,325

Total liabilities and equity		~~W~~	605,506,353	~~W~~	518,538,117

The above consolidated interim statements of financial position should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Comprehensive Income

Three-Month and Nine-Month Periods Ended September 30, 2020 and 2019

(in millions of Korean won, except per share amounts)

		2020				2019
	Notes	(Unaudited)				(Unaudited)
		Three months		Nine months		Three months		Nine months
Interest income		~~W~~	3,578,788	~~W~~	10,800,535	~~W~~	3,671,597	~~W~~	11,011,986
Interest income from financial instruments at fair value through other comprehensive income and amortized cost			3,417,081		10,289,955		3,501,093		10,474,630
Interest income from financial instruments at fair value through profit or loss			161,707		510,580		170,504		537,356
Interest expense			(1,118,645)		(3,657,144)		(1,352,177)		(4,143,399)

Net interest income	5,26		2,460,143		7,143,391		2,319,420		6,868,587

Fee and commission income			1,204,458		3,339,828		966,929		2,844,405
Fee and commission expense			(415,292)		(1,169,348)		(386,113)		(1,127,911)

Net fee and commission income	5,27		789,166		2,170,480		580,816		1,716,494

Insurance income			3,552,669		10,390,123		3,046,695		9,202,914
Insurance expense			(3,443,478)		(10,100,476)		(2,976,826)		(8,902,467)

Net insurance income	5,36		109,191		289,647		69,869		300,447

Net gains on financial instruments at fair value through profit or loss before applying overlay approach			242,088		537,803		136,405		660,668
Net losses on overlay approach adjustments			(6,016)		(67,013)		(31,729)		(226,907)

Net gains on financial assets/liabilities at fair value through profit or loss	5,28		236,072		470,790		104,676		433,761

Net other operating expenses	5,29		(362,892)		(827,700)		(204,597)		(685,108)

General and administrative expenses	5,23,30		(1,600,611)		(4,646,217)		(1,455,851)		(4,456,696)

Operating profit before provision for credit losses	5		1,631,069		4,600,391		1,414,333		4,177,485

Provision for credit losses	5,7,10,11,17,22		(214,544)		(754,292)		(166,143)		(459,888)

Net operating income	5		1,416,525		3,846,099		1,248,190		3,717,597

Share of profit (losses) of investments in associates and joint ventures	5,12		(41,662)		(54,497)		1,141		5,923
Net other non-operating income	5,31		196,011		174,874		10,816		61,375

Net non-operating income			154,349		120,377		11,957		67,298

Profit before income tax	5		1,570,874		3,966,476		1,260,147		3,784,895
Income tax expense	5,32		(376,654)		(1,040,842)		(319,462)		(1,006,813)

Profit for the period	5		1,194,220		2,925,634		940,685		2,778,082

Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	23	~~W~~	(921)	~~W~~	(3,070)	~~W~~	(987)	~~W~~	(5,725)
Share of other comprehensive income (loss) of associates and joint ventures			(1)		22		—		—
Revaluation gains (losses) on equity instruments at fair value through other comprehensive income			144,292		150,783		(21,888)		(54,378)
Fair value changes on financial liabilities designated at fair value due to own credit risk			(13,008)		16,959		10,345		(11,585)

			130,362		164,694		(12,530)		(71,688)

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations			(43,112)		68		41,045		96,351
Net gains on debt instruments at fair value through other comprehensive income			(19,300)		69,616		(8,537)		142,994
Shares of other comprehensive income of investments in associates and joint ventures			(10,389)		(7,126)		3,016		8,951
Cash flow hedges			12,200		(26,986)		(5,448)		(43,806)
Gains (losses) on hedges of a net investment in a foreign operation			14,836		16,129		(13,133)		(21,159)
Other comprehensive income arising from separate account			(2,320)		1,588		(2,907)		29,163
Net gains on overlay approach adjustment	36		4,344		48,519		22,974		164,250

			(43,741)		101,808		37,010		376,744

Other comprehensive income for the period, net of tax			86,621		266,502		24,480		305,056

Total comprehensive income for the period		~~W~~	1,280,841	~~W~~	3,192,136	~~W~~	965,165	~~W~~	3,083,138

Profit attributable to:	5
Shareholders of the Parent Company	5	~~W~~	1,166,583	~~W~~	2,877,923	~~W~~	940,284	~~W~~	2,777,128
Non-controlling interests	5		27,637		47,711		401		954

		~~W~~	1,194,220	~~W~~	2,925,634	~~W~~	940,685	~~W~~	2,778,082

Total comprehensive income for the period attributable to:
Shareholders of the Parent Company		~~W~~	1,258,750	~~W~~	3,152,913	~~W~~	964,445	~~W~~	3,081,497
Non-controlling interests			22,091		39,223		720		1,641

		~~W~~	1,280,841	~~W~~	3,192,136	~~W~~	965,165	~~W~~	3,083,138

Earnings per share (in Korean won)	35
Basic earnings per share		~~W~~	2,977	~~W~~	7,353	~~W~~	2,405	~~W~~	7,083
Diluted earnings per share			2,941		7,280		2,389		7,032

The above consolidated interim statements of comprehensive income should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Changes in Equity

Nine-Month Periods Ended September 30, 2020 and 2019

(in millions of Korean won)

	Equity attributable to shareholders of the Parent Company
	Share Capital		Hybrid Securities		Capital Surplus		Accumulated Other Comprehensive Income		Retained Earnings		Treasury Shares		Non-controlling Interests		Total Equity
Balance at January 1, 2019	~~W~~	2,090,558	~~W~~	—	~~W~~	17,121,660	~~W~~	177,806	~~W~~	17,282,441	~~W~~	(968,549)	~~W~~	9,111	~~W~~	35,713,027
Comprehensive income
Profit for the period		—		—		—		—		2,777,128		—		954		2,778,082
Remeasurements of net defined benefit liabilities		—		—		—		(5,725)		—		—		—		(5,725)
Exchange differences on translating foreign operations		—		—		—		95,664		—		—		687		96,351
Net gains (losses) on financial instruments at fair value through other comprehensive income		—		—		—		107,025		(18,409)		—		—		88,616
Shares of other comprehensive income of investments in associates and joint ventures		—		—		—		8,951		—		—		—		8,951
Cash flow hedges		—		—		—		(43,806)		—		—		—		(43,806)
Losses on hedges of a net investment in a foreign operation		—		—		—		(21,159)		—		—		—		(21,159)
Other comprehensive income arising from separate account		—		—		—		29,163		—		—		—		29,163
Fair value changes on financial liabilities designated at fair value due to own credit risk		—		—		—		(11,585)		—		—		—		(11,585)
Net gains on overlay approach adjustments		—		—		—		164,250		—		—		—		164,250

Total comprehensive income for the period		—		—		—		322,778		2,758,719		—		1,641		3,083,138

Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company		—		—		—		—		(759,736)		—		—		(759,736)
Acquisition of treasury shares		—		—		—		—		—		(267,639)		—		(267,639)
Issuance of hybrid securities		—		399,205		—		—		—		—		574,580		973,785
Dividends on hybrid securities		—		—		—		—		(3,256)		—		—		(3,256)
Others		—		—		922		—		—		—		62		984

Total transactions with shareholders		—		399,205		922		—		(762,992)		(267,639)		574,642		(55,862)

Balance at September 30, 2019 (Unaudited)	~~W~~	2,090,558	~~W~~	399,205	~~W~~	17,122,582	~~W~~	500,584	~~W~~	19,278,168	~~W~~	(1,236,188)	~~W~~	585,394	~~W~~	38,740,303

Balance at January 1, 2020	~~W~~	2,090,558	~~W~~	399,205	~~W~~	17,122,777	~~W~~	348,021	~~W~~	19,709,545	~~W~~	(1,136,188)	~~W~~	585,407	~~W~~	39,119,325

Comprehensive income
Profit for the period		—		—		—		—		2,877,923		—		47,711		2,925,634
Remeasurements of net defined benefit liabilities		—		—		—		(2,748)		—		—		(322)		(3,070)
Exchange differences on translating foreign operations		—		—		—		8,235		—		—		(8,167)		68
Net gains (losses) on financial instruments at fair value through other comprehensive income		—		—		—		(16,246)		236,645		—		—		220,399
Shares of other comprehensive income of investments in associates and joint ventures		—		—		—		(7,104)		—		—		—		(7,104)
Cash flow hedges		—		—		—		(26,986)		—		—		—		(26,986)
Gains on hedges of a net investment in a foreign operation		—		—		—		16,129		—		—		—		16,129
Other comprehensive income arising from separate account		—		—		—		1,588		—		—		—		1,588
Fair value changes on financial liabilities designated at fair value due to own credit risk		—		—		—		16,959		—		—		—		16,959
Net gains on overlay approach adjustments		—		—		—		48,519		—		—		—		48,519

Total comprehensive income for the period		—		—		—		38,346		3,114,568		—		39,222		3,192,136

Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company		—		—		—		—		(861,092)		—		—		(861,092)
Issuance of hybrid securities		—		797,932		—		—		—		—		—		797,932
Dividends on hybrid securities		—		—		—		—		(13,094)		—		(25,658)		(38,752)
Non-controlling interests changes in business combination		—		—		—		—		—		—		286,289		286,289
Others		—		—		(399,188)		—		—		—		11,251		(387,937)

Total transactions with shareholders		—		797,932		(399,188)		—		(874,186)		—		271,882		(203,560)

Balance at September 30, 2020 (Unaudited)	~~W~~	2,090,558	~~W~~	1,197,137	~~W~~	16,723,589	~~W~~	386,367	~~W~~	21,949,927	~~W~~	(1,136,188)	~~W~~	896,511	~~W~~	42,107,901

The above consolidated interim statements of changes in equity should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Cash Flows

Nine-Month Periods Ended September 30, 2020 and 2019

(in millions of Korean won)

	Notes	2020 (Unaudited)		2019 (Unaudited)
Cash flows from operating activities
Profit for the period		~~W~~	2,925,634	~~W~~	2,778,082

Adjustment for non-cash items
Net losses (gain) on financial assets/liabilities at fair value through profit or loss			(209,820)		(192,183)
Net gain on derivative financial instruments for hedging purposes			50,377		43,201
Adjustment of fair value of derivative financial instruments			(3,198)		679
Provision for credit loss			754,292		459,888
Net gain on financial investments			(276,523)		(190,502)
Share of loss (profit) of associates and joint ventures			54,497		(5,923)
Depreciation and amortization expense			634,179		558,277
Depreciation and amortization expense on VOBA			132,028		146,220
Other net gain on property and equipment/intangible assets			(58,414)		(26,755)
Share-based payments			20,738		27,952
Policy reserve appropriation			1,779,003		1,168,755
Post-employment benefits			174,317		172,089
Net interest income			357,373		245,509
Net losses on foreign currency translation			(45,537)		(170,516)
Gain on a bargain purchase			(145,067)		—
Net other expense			387,791		298,237

			3,606,036		2,534,928

Changes in operating assets and liabilities
Financial assets at fair value through profit or loss			(4,444,081)		1,184,913
Derivative financial instruments			126,254		(422,585)
Loans at fair value through other comprehensive income			42,301		8,789
Loans at amortized cost			(30,528,247)		(7,490,261)
Current income tax assets			(45,864)		(13,697)
Deferred income tax assets			(53,027)		276
Other assets			(8,699,740)		(9,869,794)
Financial liabilities at fair value through profit or loss			(1,718,695)		1,680,433
Deposits			32,309,859		11,107,588
Current income tax liabilities			272,144		(273,738)
Deferred income tax liabilities			(51,398)		250,888
Other liabilities			(2,674,719)		8,130,622

			(15,465,213)		4,293,434

Net cash inflow (outflow) from operating activities			(8,933,543)		9,606,444

Cash flows from investing activities
Net cash flows from derivative financial instruments for hedging purposes		~~W~~	(119,436)	~~W~~	(184,238)
Disposal of financial assets at fair value through profit or loss			11,345,007		8,758,741
Acquisition of financial assets at fair value through profit or loss			(11,496,473)		(9,796,564)
Disposal of financial investments			69,366,557		58,433,846
Acquisition of financial investments			(76,036,049)		(64,277,814)
Disposal in investments in associates and joint ventures			49,119		26,512
Acquisition of investments in associates and joint ventures			(486,028)		(37,894)
Disposal of property and equipment			4,313		7,328
Acquisition of property and equipment			(282,242)		(336,661)
Disposal of investment property			380,612		69,168
Acquisition of investment property			(298,364)		(511,773)
Disposal of intangible assets			9,850		6,697
Acquisition of intangible assets			(110,579)		(133,377)
Net cash flows from the change in subsidiaries			(2,105,542)		(56,849)
Others			87,505		47,821

Net cash outflow from investing activities			(9,691,750)		(7,985,057)

Cash flows from financing activities
Net cash flows from derivative financial instruments for hedging purposes			(13,394)		(27,283)
Net increase (decrease) in debts			9,934,112		465,643
Increase in debentures			88,615,837		70,973,584
Decrease in debentures			(79,680,011)		(74,062,864)
Increase (decrease) in other payables from trust accounts			2,515,668		(34,382)
Dividends paid			(861,092)		(762,992)
Dividends paid on hybrid securities			(38,751)		—
Acquisition of treasury shares			—		(274,317)
Issuance of hybrid securities			797,932		399,205
Increase or decrease of non-controlling interest			—		574,580
Redemption of principal elements of lease payments			(174,229)		(176,914)
Others			66,780		134,174

Net cash inflow (outflow) from financing activities			21,162,852		(2,791,566)

Effect of exchange rate changes on cash and cash equivalents			(69,182)		183,925

Net increase (decrease) in cash and cash equivalents			2,468,377		(986,254)
Cash and cash equivalents at the beginning of the period	37		6,123,725		6,642,816

Cash and cash equivalents at the end of the period	37	~~W~~	8,592,102	~~W~~	5,656,562

The above consolidated interim statements of cash flows should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

1. The Parent Company

KB Financial Group Inc. (the “Parent Company”) was incorporated on September 29, 2008, under the Financial Holding Companies Act of Korea. KB Financial Group Inc. and its subsidiaries (the “Group”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations primarily in Korea and in selected international markets. The Parent Company’s principal business includes ownership and management of subsidiaries and associated companies that are engaged in financial services or activities. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd. and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Group established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Group acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. Meanwhile, the Group included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015, and KB Insurance Co., Ltd. became one of the subsidiaries through a tender after in May 2017. Also, the Group included Hyundai Securities Co., Ltd. as an associate in June 2016 and included as a subsidiary in October 2016 by comprehensive exchange of shares. Hyundai Securities Co., Ltd. merged with KB Investment & Securities Co., Ltd. in December 2016 and changed its name to KB Securities Co., Ltd. in January 2017. And, Prudential Life Insurance Company of Korea Ltd. was classified as a subsidiary in August 2020.

The Parent Company’s share capital as of September 30, 2020, is ~~W~~ 2,090,558 million. The Parent Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized in its Articles of Incorporation is 1,000 million.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

2. Basis of Preparation

2.1 Application of Korean IFRS

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (“Hangeul”) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying consolidated interim financial statements have been translated into English from the Korean language financial statements.

The consolidated financial statements of the Group have been prepared in accordance with Korean IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of consolidated financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.4.

The Group’s consolidated interim financial statements for the nine-month period ended September 30, 2020, have been prepared in accordance with Korean IFRS 1034 Interim Financial Reporting and contain less information than is required in annual consolidated financial statements. Selected explanatory notes include descriptions of transactions or events that are significant in understanding change in financial position and financial performance of the Group since the end of the previous annual reporting period. These consolidated interim financial statements have been prepared in accordance with Korean IFRS which is effective or early adopted as of September 30, 2020.

2.1.1 New and amended standards and interpretations adopted by the Group

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2020.

•	Amendments to Korean IFRS 1103 Business Combination – Definition of a Business

To assess whether an acquired set of activities and assets is a business, the amendments requires an entity to consider whether an input has the ability to contribute to the creation of outputs significantly and whether a process is substantive, and to exclude economic benefits from lower costs. An entity can apply a concentration test, an optional test, where substantially all of the fair value of gross assets acquired is concentrated in a single identifiable asset or a group of similar assets, the assets acquired would not represent a business. The amendment does not have a significant impact on the financial statements. However, the amendment may have impact on the financial statements if business combination occurs in the future.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

2.1.1 New and amended standards and interpretations adopted by the Group (cont’d)

•	Amendments to Korean IFRS 1001 Presentation of Financial Statements and Korean IFRS 1008 Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Materiality

The amendments clarify the explanation of the definition of materiality. The feature of information users needs to be considered when the Group determines the information to be disclosed and the effects of immaterial information as well as omission or misstatement of material information when determining materiality. The amendment does not have a significant impact on the financial statements.

•	The IFRS Interpretations Committee (IFRIC) Agenda Decision – Lease term

On December 16, 2019, the IFRS Interpretations Committee announced an interpretation of the “lease term and useful life of leasehold improvements”. This interpretation deals with how to determine the lease term of a cancellable lease or a renewable lease and whether the useful life of non-removable leasehold improvements is limited by the relevant lease term. According to this interpretation, the Group should identify factors to consider the broader economic penalty, reflect identified factors to accounting policies, and calculate lease term based on accounting policy.

The Group is assessing the impact that the change in accounting policy of enforceable period will have on the Group’s financial statements, and the Group will apply the impact in the financial statements once the assessment is completed.

2.1.2 New and amended standards and interpretations early adopted by the Group

•	Amendments to Korean IFRS 1109 Financial Instruments, 1107 Financial Instruments: Disclosure – Interest Rate Benchmark Reform

These amendments provide exceptions applying hedge accounting even though interest rate benchmark reform gives rise to uncertainties. In the hedging relationship, an entity shall assume that the interest rate benchmark on which the hedge cash flows are based is not altered as a result of interest rate benchmark reform when determining whether a forecast transaction is highly probable and prospectively assessing hedging effectiveness. For a hedge of a non-contractually specified benchmark component of interest rate risk, an entity shall apply the requirement that the risk component shall be separately identifiable only at the inception of the hedging relationship. The application of this exception is ceased either when the uncertainty arising from interest rate benchmark reform is no longer present with respect to the timing and the amount of the interest rate benchmark-based cash flows of the hedge item, or when the hedging relationship that the hedge item is part of is discontinued. The Group early adopted the amendments since 2019 as the amendments allow the early adoption.

The significant benchmark interest rate indicators for the hedge relationship are LIBOR, CD; the hedge accounting in Note 8 directly affected by these amendments.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

2.1.3 New and amended standards and interpretations not yet adopted by the Group

The following new accounting standards and interpretations that have been published that are not mandatory for September 30, 2020 reporting periods and have not been early adopted by the Group.

•	Amendments to Korean IFRS 1116 Leases – Practical expedient for COVID-19-Related Rent Exemption, Concessions, Suspension

As a practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification. A lessee that makes this election shall account for any change in lease payments resulting from the rent concession the same way it would account for the change applying this Standard if the change were not a lease modification. These amendments should be applied for annual periods beginning on or after June 1, 2020, and earlier application of permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

2.2 Measurement Basis

The consolidated financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency.

2.4 Critical Accounting Estimates

The preparation of the consolidated financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and underlying assumptions are continually evaluated, and changes in accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected.

Significant accounting estimates and assumptions applied in the preparation of these condensed consolidated interim financial statements are the same as those applied to the consolidated financial statements for the year ended December 31, 2019, except for the estimates used to determine income tax expense.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

3. Significant Accounting Policies

The significant accounting policies and calculation methods applied in the preparation of these consolidated financial statements have been consistently applied to all periods presented, except for the impact of changes due to adopting new and amended standards and interpretations.

3.1 Income Tax Expenses for the Interim Period

Income tax expense for the interim period is measured applying the expected average annual income tax rate for the expected total annual income.

3.2 Assessment of expected credit losses on financial instruments related to COVID-19

The spread of COVID-19 in 2020 has a negative impact on the global economy despite of the Korean government’s financial and economic stabilization packages. Compared to the macroeconomic forecast at the end of 2019, there was a significant change in forward-looking information affecting the expected credit losses during the six-month period ended June 30, 2020. Accordingly, the Group was provided with several economic forecast scenarios assuming changes in macroeconomic conditions based on the level of COVID-19 pandemic from KB Research Institute. The Group comprehensively reviewed the possibility of occurrence for each scenario and updated the forward-looking information and reflected its effect on the expected credit losses by using statistical evaluation method. Also, the Group proactively managed the credit risk to be increased in the future by extending the scope of loans, whose industry is highly affected by COVID-19, subject to lifetime expected credit losses (non-impaired). The Group will continue to monitor the impact of COVID-19 on the expected credit losses, taking into consideration the duration of the impact on the economy as a whole and the government policy.

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of financial risk management policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk and others.

The Group’s risk management system focuses on increasing transparency, developing the risk management environment, preventing transmission of risk to other related subsidiaries, and the preemptive response to risk due to rapid changes in the financial environment to support the Group’s long-term strategy and business decisions efficiently. Credit risk, market risk, liquidity risk, and operational risk have been recognized as the Group’s key risks. These risks are measured and managed in Economic Capital or VaR (Value at Risk) using a statistical method.

4.1.2 Risk management organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Group’s target risk appetite. The Committee approves significant risk matters and reviews the level of risks that the Group is exposed to and the appropriateness of the Group’s risk management operations as an ultimate decision-making authority.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.1.2 Risk management organization (cont’d)

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committee, and discusses the detailed issues relating to the Group’s risk management.

Risk Management Division

The Risk Management Division is responsible for monitoring and managing the Group’s economic capital limit and managing detailed policies, procedures and working processes relating to the Group’s risk management.

4.2 Credit Risk

4.2.1 Overview of credit risk

Credit risk is the risk of possible losses in an asset portfolio in the event of a counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk, country risk, specific risks and other credit risk exposure components are considered as a whole.

The Group uses definition of default as defined and applied in the calculation of Capital Adequacy Ratio (Basel III) in accordance with the new Basel Accord.

4.2.2 Credit risk management

The Group measures expected losses and economic capital on assets that are subject to credit risk management whether on- or off-balance sheet items and uses expected losses and economic capital as a management indicator. The Group manages credit risk by allocating credit risk economic capital limits.

In addition, the Group controls the credit concentration risk exposure by applying and managing total exposure limits to prevent an excessive risk concentration to each industry and borrower.

The Group has organized a credit risk management team that focuses on credit risk management in accordance with the Group’s credit risk management policy. Especially, the loan analysis department of Kookmin Bank, one of the subsidiaries, is responsible for loan policy, loan limit, loan review, credit management, restructuring and subsequent event management, independently of operating department. On the other hand, risk management group of Kookmin Bank is responsible for planning risk management policy, applying limits of credit lines, measuring the credit risk economic capital, adjusting credit limits, reviewing credit and verifying credit evaluation models.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.2.3 Maximum exposure to credit risk

The Group’s maximum exposures of financial instruments, excluding equity securities, to credit risk without consideration of collateral values as of September 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	September 30, 2020		December 31, 2019
Financial assets
Due from financial institutions at amortized cost *	~~W~~	22,343,984	~~W~~	18,142,960
Financial assets at fair value through profit or loss
Due from financial institutions		128,144		216,367
Securities		56,335,101		50,721,526
Loans		329,282		427,545
Financial instruments indexed to the price of gold		85,247		79,805
Derivatives		3,577,805		3,190,673
Loans at amortized cost *		378,090,798		339,684,059
Financial investments
Securities measured at fair value through other comprehensive income		56,844,753		43,556,848
Securities at amortized cost *		37,341,858		25,346,555
Loans measured at fair value through other comprehensive income		332,991		375,098
Other financial assets *		15,391,572		9,147,059

		570,801,535		490,888,495

Off-balance sheet items
Acceptances and guarantees contracts		7,952,361		8,327,494
Financial guarantee contracts		4,652,742		3,847,390
Commitments		163,289,591		151,797,615

		175,894,694		163,972,499

	~~W~~	746,696,229	~~W~~	654,860,994

*	Due from financial institutions, loans and securities measured at amortized cost and other financial assets are net of allowance.

4.2.4 Credit risk of loans

The Group maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Group assesses expected credit losses and recognizes loss allowances of financial assets at amortized cost and financial assets at fair value through other comprehensive income. Financial assets at fair value through profit or loss are excluded. Expected credit losses are a probability-weighted estimate of possible credit losses occurred in a certain range by reflecting reasonable and supportable information that is reasonably available at the reporting date without undue cost or effort, including information about past events, current conditions and forecasts of future economic conditions. The Group measures the expected credit losses on loans classified as financial assets measured at amortized cost, by deducting allowances for credit losses. The expected credit losses of loans classified as financial assets at fair value through other comprehensive income are presented in other comprehensive income on the financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.2.4 Credit risk of loans (cont’d)

Loans as of September 30, 2020 and December 31, 2019, are classified as follows:

(In millions of Korean won)

	September 30, 2020
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
Loans at amortized cost *
Corporate
Grade 1	~~W~~	97,126,057	~~W~~	4,214,703	~~W~~	6,532	~~W~~	—	~~W~~	101,347,292
Grade 2		61,773,135		7,028,661		10,295		—		68,812,091
Grade 3		2,905,437		2,647,993		3,826		—		5,557,256
Grade 4		747,103		905,030		20,943		—		1,673,076
Grade 5		99,665		441,934		3,411,190		—		3,952,789

		162,651,397		15,238,321		3,452,786		—		181,342,504

Retail
Grade 1		159,622,131		3,169,529		10,409		—		162,802,069
Grade 2		8,662,951		4,091,836		35,687		—		12,790,474
Grade 3		2,160,575		1,311,211		11,574		—		3,483,360
Grade 4		363,072		404,719		15,839		—		783,630
Grade 5		24,756		584,387		928,748		—		1,537,891

		170,833,485		9,561,682		1,002,257		—		181,397,424

Credit card
Grade 1		8,422,438		79,843		—		—		8,502,281
Grade 2		5,985,703		619,603		—		—		6,605,306
Grade 3		1,472,585		1,154,568		—		—		2,627,153
Grade 4		15,532		245,337		—		—		260,869
Grade 5		2,348		108,774		499,342		—		610,464

		15,898,606		2,208,125		499,342		—		18,606,073

		349,383,488		27,008,128		4,954,385		—		381,346,001

Loans at fair value through other comprehensive income
Corporate
Grade 1		255,305		—		—		—		255,305
Grade 2		77,686		—		—		—		77,686
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		332,991		—		—		—		332,991

		332,991		—		—		—		332,991

	~~W~~	349,716,479	~~W~~	27,008,128	~~W~~	4,954,385	~~W~~	—	~~W~~	381,678,992

*	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.2.4 Credit risk of loans (cont’d)

(In millions of Korean won)

	December 31, 2019
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
Loans at amortized cost *
Corporate
Grade 1	~~W~~	83,839,707	~~W~~	2,621,898	~~W~~	1,000	~~W~~	—	~~W~~	86,462,605
Grade 2		58,057,809		4,683,445		7,052		—		62,748,306
Grade 3		2,650,199		2,187,662		4,194		—		4,842,055
Grade 4		518,108		900,386		4,605		—		1,423,099
Grade 5		16,648		355,893		805,938		—		1,178,479

		145,082,471		10,749,284		822,789		—		156,654,544

Retail
Grade 1		146,265,744		3,611,001		8,155		—		149,884,900
Grade 2		7,081,846		4,433,832		29,304		—		11,544,982
Grade 3		2,080,690		1,541,647		11,366		—		3,633,703
Grade 4		185,081		387,811		9,722		—		582,614
Grade 5		10,180		587,448		545,295		—		1,142,923

		155,623,541		10,561,739		603,842		—		166,789,122

Credit card
Grade 1		8,390,177		96,052		—		—		8,486,229
Grade 2		5,695,069		719,065		—		—		6,414,134
Grade 3		1,558,999		1,161,396		—		—		2,720,395
Grade 4		26,404		390,941		—		—		417,345
Grade 5		350		135,630		474,327		—		610,307

		15,670,999		2,503,084		474,327		—		18,648,410

		316,377,011		23,814,107		1,900,958		—		342,092,076

Loans at fair value through other comprehensive income
Corporate
Grade 1		241,524		—		—		—		241,524
Grade 2		133,574		—		—		—		133,574
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		375,098		—		—		—		375,098

		375,098		—		—		—		375,098

	~~W~~	316,752,109	~~W~~	23,814,107	~~W~~	1,900,958	~~W~~	—	~~W~~	342,467,174

*	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.2.4 Credit risk of loans (cont’d)

Credit quality of loans graded according to internal credit ratings are as follows:

	Range of Probability of Default (%)	Retail	Corporate
Grade 1	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+
Grade 2	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Grade 3	5.0 ~ 15.0	9 ~ 10 grade	BB- ~ B
Grade 4	15.0 ~ 30.0	11 grade	B- ~ CCC
Grade 5	30.0 ~	12 grade or under	CC or under

The quantification of the extent to which collateral and other credit enhancements mitigate credit risk as of September 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	September 30, 2020
	The financial instruments applying 12-month expected credit		The financial instruments applying lifetime expected credit losses				Total
	losses		Non-impaired		Impaired
Guarantees	~~W~~	77,466,213	~~W~~	5,449,440	~~W~~	284,814	~~W~~	83,200,467
Deposits and savings		5,182,986		107,979		312,894		5,603,859
Property and equipment		12,334,405		866,124		1,001,017		14,201,546
Real estate		167,100,459		11,624,288		4,201,865		182,926,612

	~~W~~	262,084,063	~~W~~	18,047,831	~~W~~	5,800,590	~~W~~	285,932,484

(In millions of Korean won)	December 31, 2019
	The financial instruments applying 12-month expected credit		The financial instruments applying lifetime expected credit losses				Total
	losses		Non-impaired		Impaired
Guarantees	~~W~~	70,183,658	~~W~~	3,839,736	~~W~~	179,825	~~W~~	74,203,219
Deposits and savings		4,478,032		118,221		8,034		4,604,287
Property and equipment		10,014,552		582,109		55,410		10,652,071
Real estate		155,769,901		10,839,595		417,815		167,027,311

	~~W~~	240,446,143	~~W~~	15,379,661	~~W~~	661,084	~~W~~	256,486,888

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.2.5 Credit quality of securities

Financial investments excluding equity securities that are exposed to credit risk as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of Korean won)

	September 30, 2020
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
Securities at amortized cost *
Grade 1	~~W~~	37,180,855	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	37,180,855
Grade 2		115,233		—		—		—		115,233
Grade 3		40,043		7,629		—		—		47,672
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		37,336,131		7,629		—		—		37,343,760

Securities measured at fair value through other comprehensive income
Grade 1		53,127,601		—		—		—		53,127,601
Grade 2		3,681,358		—		—		—		3,681,358
Grade 3		23,313		1,988		—		—		25,301
Grade 4		10,493		—		—		—		10,493
Grade 5		—		—		—		—		—

		56,842,765		1,988		—		—		56,844,753

	~~W~~	94,178,896	~~W~~	9,617	~~W~~	—	~~W~~	—	~~W~~	94,188,513

*	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.2.5 Credit quality of securities (cont’d)

(In millions of Korean won)

	December 31, 2019
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
Securities at amortized cost *
Grade 1	~~W~~	25,147,636	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	25,147,636
Grade 2		157,881		—		—		—		157,881
Grade 3		42,710		—		—		—		42,710
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		25,348,227		—		—		—		25,348,227

Securities measured at fair value through other comprehensive income
Grade 1		40,206,856		—		—		—		40,206,856
Grade 2		3,337,327		—		—		—		3,337,327
Grade 3		12,665		—		—		—		12,665
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		43,556,848		—		—		—		43,556,848

	~~W~~	68,905,075	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	68,905,075

*	Before netting of allowance

The credit qualities of securities, excluding equity securities according to the credit ratings by external rating agencies as of September 30, 2020 and December 31, 2019, are as follows:

Credit quality	Domestic				Foreign
	KIS	NICE P&I	KAP	FnPricing Inc.	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Credit qualities of debt securities denominated in Korean won are based on the lowest credit rating by the domestic credit rating agencies, and those denominated in foreign currencies are based on the lowest credit rating by the foreign credit rating agencies.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.2.6 Credit risk of due from financial institutions

The credit quality of due from financial institutions as of September 30, 2020 and December 31, 2019, is classified as follows:

(In millions of Korean won)

	September 30, 2020
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions at amortized cost *
Grade 1	~~W~~	21,459,266	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	21,459,266
Grade 2		433,710		—		—		—		433,710
Grade 3		2,371		11,081		—		—		13,452
Grade 4		422,935		—		—		—		422,935
Grade 5		17,588		—		286		—		17,874

	~~W~~	22,335,870	~~W~~	11,081	~~W~~	286	~~W~~	—	~~W~~	22,347,237

*	Before netting of allowance

(In millions of Korean won)

	December 31, 2019
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions at amortized cost *
Grade 1	~~W~~	17,292,966	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	17,292,966
Grade 2		149,927		—		—		—		149,927
Grade 3		677,249		—		—		—		677,249
Grade 4		—		—		—		—		—
Grade 5		13,991		13,179		360		—		27,530

	~~W~~	18,134,133	~~W~~	13,179	~~W~~	360	~~W~~	—	~~W~~	18,147,672

*	Before netting of allowance

The credit qualities of due from financial institutions according to the credit ratings by external rating agencies as of September 30, 2020 and December 31, 2019 is same as the credit qualities of securities, excluding equity securities.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.2.7 Credit risk concentration analysis

Details of the Group’s loans by jurisdiction as of September 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)

	September 30, 2020
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	~~W~~	177,990,925	~~W~~	165,082,496	~~W~~	18,454,681	~~W~~	361,528,102	94.64	~~W~~	(2,385,160)	~~W~~	359,142,942
Europe		—		2,185,433		—		2,185,433	0.57		(8,898)		2,176,535
China		—		4,781,623		954		4,782,577	1.25		(26,201)		4,756,376
Japan		101		946,135		17		946,253	0.25		(1,078)		945,175
United States		—		2,292,157		—		2,292,157	0.60		(21,672)		2,270,485
Cambodia		1,456,263		2,315,034		—		3,771,297	0.99		(92,334)		3,678,963
Indonesia		1,691,067		3,512,874		148,958		5,352,899	1.40		(712,816)		4,640,083
Others		259,068		889,025		1,463		1,149,556	0.30		(7,044)		1,142,512

	~~W~~	181,397,424	~~W~~	182,004,777	~~W~~	18,606,073	~~W~~	382,008,274	100.00	~~W~~	(3,255,203)	~~W~~	378,753,071

(In millions of Korean won)

	December 31, 2019
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	~~W~~	166,310,457	~~W~~	149,149,657	~~W~~	18,642,111	~~W~~	334,102,225	97.44	~~W~~	(2,363,332)	~~W~~	331,738,893
Europe		—		1,118,429		—		1,118,429	0.33		(4,181)		1,114,248
China		—		3,135,501		358		3,135,859	0.91		(20,654)		3,115,205
Japan		101		647,956		81		648,138	0.19		(576)		647,562
United States		—		2,333,269		—		2,333,269	0.68		(9,205)		2,324,064
Others		478,564		1,072,375		5,860		1,556,799	0.45		(10,069)		1,546,730

	~~W~~	166,789,122	~~W~~	157,457,187	~~W~~	18,648,410	~~W~~	342,894,719	100.00	~~W~~	(2,408,017)	~~W~~	340,486,702

The above is the Group’s loans at fair value through profit and loss, other comprehensive income or amortized cost.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.2.7 Credit risk concentration analysis (cont’d)

Details of the Group’s corporate loans by industry as of September 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)

	September 30, 2020
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	20,772,722	11.41	~~W~~	(170,141)	~~W~~	20,602,581
Manufacturing		47,176,669	25.92		(463,437)		46,713,232
Service		75,421,413	41.44		(366,554)		75,054,859
Wholesale & Retail		22,171,668	12.18		(120,823)		22,050,845
Construction		5,002,310	2.75		(225,402)		4,776,908
Public sector		1,436,475	0.78		(2,349)		1,434,126
Others		10,023,520	5.52		(241,291)		9,782,229

	~~W~~	182,004,777	100.00	~~W~~	(1,589,997)	~~W~~	180,414,780

(In millions of Korean won)

	December 31, 2019
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	16,405,404	10.42	~~W~~	(14,819)	~~W~~	16,390,585
Manufacturing		43,265,607	27.48		(394,428)		42,871,179
Service		65,277,701	41.46		(195,205)		65,082,496
Wholesale & Retail		18,593,540	11.81		(99,051)		18,494,489
Construction		3,679,798	2.34		(194,737)		3,485,061
Public sector		1,250,909	0.79		(2,084)		1,248,825
Others		8,984,228	5.70		(56,662)		8,927,566

	~~W~~	157,457,187	100.00	~~W~~	(956,986)	~~W~~	156,500,201

Types of the Group’s retail and credit card loans as of September 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)

	September 30, 2020
	Loans		%	Allowances		Carrying amount
Housing	~~W~~	84,682,557	42.34	~~W~~	(54,685)	~~W~~	84,627,872
General		96,714,867	48.36		(902,501)		95,812,366
Credit card		18,606,073	9.30		(708,020)		17,898,053

	~~W~~	200,003,497	100.00	~~W~~	(1,665,206)	~~W~~	198,338,291

(In millions of Korean won)

	December 31, 2019
	Loans		%	Allowances		Carrying amount
Housing	~~W~~	78,102,637	42.12	~~W~~	(34,395)	~~W~~	78,068,242
General		88,686,485	47.83		(676,927)		88,009,558
Credit card		18,648,410	10.05		(739,709)		17,908,701

	~~W~~	185,437,532	100.00	~~W~~	(1,451,031)	~~W~~	183,986,501

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.2.7 Credit risk concentration analysis (cont’d)

Details of the Group’s credit risk concentration of due from financial institutions, securities, excluding equity securities, and derivative financial instruments as of September 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	September 30, 2020
	Amount		%	Allowances		Carrying amount
Due from financial institutions at amortized cost
Banking and insurance	~~W~~	22,347,237	100.00	~~W~~	(3,253)	~~W~~	22,343,984

		22,347,237	100.00		(3,253)		22,343,984

Due from financial institutions at fair value through profit or loss
Banking and insurance		128,144	100.00		—		128,144

		128,144	100.00		—		128,144

Securities measured at fair value through profit or loss
Government and government funded institutions		16,960,003	30.11		—		16,960,003
Banking and insurance		32,737,366	58.11		—		32,737,366
Others		6,637,732	11.78		—		6,637,732

		56,335,101	100.00		—		56,335,101

Derivatives
Government and government funded institutions		17,526	0.49		—		17,526
Banking and insurance		3,285,373	91.83		—		3,285,373
Others		274,906	7.68		—		274,906

		3,577,805	100.00		—		3,577,805

Securities measured at fair value through other comprehensive income
Government and government funded institutions		25,787,576	45.36		—		25,787,576
Banking and insurance		23,900,636	42.05		—		23,900,636
Others		7,156,541	12.59		—		7,156,541

		56,844,753	100.00		—		56,844,753

Securities at amortized cost
Government and government funded institutions		23,541,913	63.05		(19)		23,541,894
Banking and insurance		11,877,346	31.81		(1,567)		11,875,779
Others		1,924,501	5.14		(316)		1,924,185

		37,343,760	100.00		(1,902)		37,341,858

	~~W~~	176,576,800		~~W~~	(5,155)	~~W~~	176,571,645

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.2.7 Credit risk concentration analysis (cont’d)

(In millions of Korean won)	December 31, 2019
	Amount		%	Allowances		Carrying amount
Due from financial institutions at amortized cost
Banking and insurance	~~W~~	18,147,672	100.00	~~W~~	(4,712)	~~W~~	18,142,960

		18,147,672	100.00		(4,712)		18,142,960

Due from financial institutions at fair value through profit or loss
Banking and insurance		216,367	100.00		—		216,367

		216,367	100.00		—		216,367

Securities measured at fair value through profit or loss
Government and government funded institutions		11,937,703	23.53		—		11,937,703
Banking and insurance		32,475,354	64.03		—		32,475,354
Others		6,308,469	12.44		—		6,308,469

		50,721,526	100.00		—		50,721,526

Derivatives
Government and government funded institutions		7,330	0.23		—		7,330
Banking and insurance		3,003,371	94.13		—		3,003,371
Others		179,972	5.64		—		179,972

		3,190,673	100.00		—		3,190,673

Securities measured at fair value through other comprehensive income
Government and government funded institutions		16,744,232	38.44		—		16,744,232
Banking and insurance		21,439,272	49.22		—		21,439,272
Others		5,373,344	12.34		—		5,373,344

		43,556,848	100.00		—		43,556,848

Securities at amortized cost
Government and government funded institutions		11,115,435	43.86		(37)		11,115,398
Banking and insurance		12,279,883	48.44		(1,349)		12,278,534
Others		1,952,909	7.70		(286)		1,952,623

		25,348,227	100.00		(1,672)		25,346,555

	~~W~~	141,181,313		~~W~~	(6,384)	~~W~~	141,174,929

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.2.7 Credit risk concentration analysis (cont’d)

Details of the Group’s credit risk concentration of due from financial institutions, securities, excluding equity securities, and derivative financial instruments by country, as of September 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	September 30, 2020
	Amount		%	Allowances		Carrying amount
Due from financial institutions at amortized cost
Korea	~~W~~	15,659,818	70.08	~~W~~	(363)	~~W~~	15,659,455
United States		1,850,015	8.28		(15)		1,850,000
Others		4,837,404	21.64		(2,875)		4,834,529

		22,347,237	100.00		(3,253)		22,343,984

Due from financial institutions at fair value through profit or loss
Korea		128,144	100.00		—		128,144

		128,144	100.00		—		128,144

Securities measured at fair value through profit or loss
Korea		51,699,271	91.77		—		51,699,271
United States		2,484,120	4.41		—		2,484,120
Others		2,151,710	3.82		—		2,151,710

		56,335,101	100.00		—		56,335,101

Derivatives
Korea		1,992,755	55.70		—		1,992,755
United States		567,784	15.87		—		567,784
Others		1,017,266	28.43		—		1,017,266

		3,577,805	100.00		—		3,577,805

Securities measured at fair value through other comprehensive income
Korea		53,114,705	93.44		—		53,114,705
United States		963,643	1.70		—		963,643
Others		2,766,405	4.86		—		2,766,405

		56,844,753	100.00		—		56,844,753

Securities at amortized cost
Korea		34,882,545	93.41		(1,348)		34,881,197
United States		1,159,287	3.10		(185)		1,159,102
Others		1,301,928	3.49		(369)		1,301,559

		37,343,760	100.00		(1,902)		37,341,858

	~~W~~	176,576,800		~~W~~	(5,155)	~~W~~	176,571,645

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.2.7 Credit risk concentration analysis (cont’d)

(In millions of Korean won)

	December 31, 2019
	Amount		%	Allowances		Carrying amount
Due from financial institutions at amortized cost
Korea	~~W~~	13,864,687	76.40	~~W~~	(555)	~~W~~	13,864,132
United States		1,318,582	7.27		(1)		1,318,581
Others		2,964,403	16.33		(4,156)		2,960,247

		18,147,672	100.00		(4,712)		18,142,960

Due from financial institutions at fair value through profit or loss
Korea		216,367	100.00		—		216,367

		216,367	100.00		—		216,367

Securities measured at fair value through profit or loss
Korea		46,413,061	91.51		—		46,413,061
United States		1,939,330	3.82		—		1,939,330
Others		2,369,135	4.67		—		2,369,135

		50,721,526	100.00		—		50,721,526

Derivatives
Korea		1,440,349	45.14		—		1,440,349
United States		529,956	16.61		—		529,956
France		358,951	11.25		—		358,951
Others		861,417	27.00		—		861,417

		3,190,673	100.00		—		3,190,673

Securities measured at fair value through other comprehensive income
Korea		40,948,853	94.01		—		40,948,853
United States		687,243	1.58		—		687,243
Others		1,920,752	4.41		—		1,920,752

		43,556,848	100.00		—		43,556,848

Securities at amortized cost
Korea		22,591,541	89.12		(1,034)		22,590,507
United States		1,312,941	5.18		(217)		1,312,724
Others		1,443,745	5.70		(421)		1,443,324

		25,348,227	100.00		(1,672)		25,346,555

	~~W~~	141,181,313		~~W~~	(6,384)	~~W~~	141,174,929

Due from financial institutions, the financial instruments at fair value through profit or loss that are linked to gold price and derivatives are mostly relevant to financial and insurance industry with high credit ratings.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk is a risk that the Group becomes insolvent due to uncertain liquidity caused by unexpected cash outflows, or a risk of borrowing high interest debts or disposal of liquid and other assets at a substantial discount. The Group manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other financing, and off-balance sheet items related to cash flow of currency derivative instruments and others.

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and; thus, are not identical to the amount in the financial statements that are based on the present value of expected cash flows in some cases. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through the maturity.

4.3.2 Liquidity risk management and indicator

The liquidity risk is managed by risk management policy and liquidity risk management guidelines which are applied to the risk management policies and procedures that address all the possible risks that arise from the overall business of the Group.

The Group computes and manages cumulative liquidity gap and liquidity rate subject to all transactions that affect cash flow in Korean won and foreign currencies and off-balance sheet transactions in relation to the liquidity. The Group regularly reports to the Risk Planning Council and Risk Management Committee.

4.3.3 Analysis of remaining contractual maturity of financial assets and liabilities

Cash flows disclosed below are undiscounted contractual principal and interest to be received (paid) and; thus, are not identical to the amount in the consolidated financial statements that are based on the present value of expected cash flows. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through the maturity.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.3.3 Analysis of remaining contractual maturity of financial assets and liabilities (cont’d)

The remaining contractual maturity of financial assets and liabilities, excluding derivatives held for cash flow hedging, as of September 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	September 30, 2020
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions [1]	~~W~~	7,294,173	~~W~~	1,340,699	~~W~~	555,087	~~W~~	1,190,566	~~W~~	37,089	~~W~~	—	~~W~~	10,417,614
Financial assets at fair value through profit or loss		57,644,083		812,675		162,937		99,161		198,487		670,442		59,587,785
Derivatives held for trading[2]		3,344,464		—		—		—		—		—		3,344,464
Derivatives held for hedging [3]		—		16,867		2,016		45,092		78,303		88,685		230,963
Loans at amortized cost		3,153,678		36,169,699		32,632,665		134,643,238		114,070,480		103,331,673		424,001,433
Financial investments [4]
Financial assets measured at fair value through other comprehensive income		1,691,714		277,642		738,953		10,058,051		35,713,479		16,160,999		64,640,838
Securities at amortized cost		—		1,326,890		2,060,295		4,342,989		10,077,600		28,436,259		46,244,033
Other financial assets		80,059		12,352,961		150,095		1,368,770		54,710		69,059		14,075,654

	~~W~~	73,208,171	~~W~~	52,297,433	~~W~~	36,302,048	~~W~~	151,747,867	~~W~~	160,230,148	~~W~~	148,757,117	~~W~~	622,542,784

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.3.3 Analysis of remaining contractual maturity of financial assets and liabilities (cont’d)

(In millions of Korean won)	September 30, 2020
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities at fair value through profit or loss[2]	~~W~~	2,510,774	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,510,774
Financial liabilities designated at fair value through profit or loss[2]		10,759,859		—		—		—		—		—		10,759,859
Derivatives held for trading[2]		3,539,001		—		—		—		—		—		3,539,001
Derivatives held for hedging[3]		—		550		(1,500)		11,841		27,763		436		39,090
Deposits [5]		170,282,664		20,538,802		36,027,015		100,033,979		12,651,287		1,947,224		341,480,971
Debts		9,009,136		16,074,139		4,734,966		9,693,332		7,747,017		907,235		48,165,825
Debentures		19,774		3,443,219		4,067,392		15,063,277		34,781,008		5,562,000		62,936,670
Lease liabilities		69		17,364		41,973		149,705		305,413		62,021		576,545
Other financial liabilities		185,686		26,576,189		232,566		228,671		766,284		184,775		28,174,171

	~~W~~	196,306,963	~~W~~	66,650,263	~~W~~	45,102,412	~~W~~	125,180,805	~~W~~	56,278,772	~~W~~	8,663,691	~~W~~	498,182,906

Off- balance sheet items
Commitments[6]		163,289,591		—		—		—		—		—		163,289,591
Acceptances and guarantees contracts		7,952,361		—		—		—		—		—		7,952,361
Financial guarantee contract[7]		4,652,742		—		—		—		—		—		4,652,742

	~~W~~	175,894,694	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	175,894,694

[1]	The amount of ~~W~~14,963,633 million, which is restricted due from the financial institutions as of September 30, 2020, is excluded.
[2]

Financial liabilities measured or designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are classified as ‘on demand’ category.

[3]	Cash flows of derivative instruments held for hedging are shown at net cash flow by remaining contractual maturity.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.3.3 Analysis of remaining contractual maturity of financial assets and liabilities (cont’d)

[4]

The equity securities designated as financial assets measured at fair value through other comprehensive income are included under the ‘on demand’ category as they can be disposed without difficulty. However, the equity securities restricted from disposal are included on the category that the releasing date of restriction is belonged to.

[5]	Deposits that are contractually repayable on demand or on short notice are classified under the ‘on demand’ category.
[6]	Commitments are included under the ‘on demand’ category because payments will be made upon request.
[7]	The financial guarantee contracts are included under the ‘on demand’ category as payments will be made upon request.

(In millions of Korean won)	December 31, 2019
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	5,323,332	~~W~~	1,038,805	~~W~~	286,091	~~W~~	822,123	~~W~~	18,628	~~W~~	—	~~W~~	7,488,979
Financial assets at fair value through profit or loss		52,488,545		446,069		273,144		187,821		236,130		1,011,289		54,642,998
Derivatives held for trading[2]		3,008,598		—		—		—		—		—		3,008,598
Derivatives held for hedging[3]		—		4,892		20,216		37,441		41,401		66,176		170,126
Loans at amortized cost		2,908,095		33,042,040		32,668,128		125,125,270		94,802,566		96,757,198		385,303,297
Financial investments[4]
Financial assets measured at fair value through other comprehensive income		2,101,605		526,465		1,403,884		6,761,533		33,604,010		4,506,581		48,904,078
Securities at amortized cost		—		1,002,164		2,080,834		5,700,500		7,366,945		15,888,344		32,038,787
Other financial assets		71,528		6,578,005		179,790		1,373,850		40,243		35,927		8,279,343

	~~W~~	65,901,703	~~W~~	42,638,440	~~W~~	36,912,087	~~W~~	140,008,538	~~W~~	136,109,923	~~W~~	118,265,515	~~W~~	539,836,206

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.3.3 Analysis of remaining contractual maturity of financial assets and liabilities (cont’d)

(In millions of Korean won)	December 31, 2019
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities at fair value through profit or loss[2]	~~W~~	2,663,327	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,663,327
Financial liabilities designated at fair value through profit or loss[2]		12,704,826		—		—		—		—		—		12,704,826
Derivatives held for trading[2]		2,842,950		—		—		—		—		—		2,842,950
Derivatives held for hedging[3]		—		14,764		15,588		1,652		20,044		129		52,177
Deposits[5]		141,821,986		17,180,492		27,300,542		110,410,809		10,804,440		2,354,504		309,872,773
Debts		7,074,508		12,341,516		3,057,980		8,994,817		4,950,294		1,763,234		38,182,349
Debentures		22,285		2,652,730		3,812,476		11,062,873		32,477,672		3,515,716		53,543,752
Lease liabilities		256		19,304		35,730		137,419		318,781		66,032		577,522
Other financial liabilities		114,320		17,663,385		187,976		212,059		693,921		119,637		18,991,298

	~~W~~	167,244,458	~~W~~	49,872,191	~~W~~	34,410,292	~~W~~	130,819,629	~~W~~	49,265,152	~~W~~	7,819,252	~~W~~	439,430,974

Off- balance sheet items
Commitments[6]		151,797,615		—		—		—		—		—		151,797,615
Acceptances and guarantees contracts		8,327,494		—		—		—		—		—		8,327,494
Financial guarantee contract[7]		3,847,390		—		—		—		—		—		3,847,390

	~~W~~	163,972,499	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	163,972,499

[1]	The amounts of ~~W~~13,394,627 million, which is restricted due from the financial institutions as of December 31, 2019, is excluded.
[2]

Financial liabilities measured or designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are classified as ‘on demand’ category.

[3]	Cash flows of derivative instruments held for hedging are shown at net cash flow by remaining contractual maturity.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.3.3 Analysis of remaining contractual maturity of financial assets and liabilities (cont’d)

[4]

The equity securities designated as financial assets measured at fair value through other comprehensive income are included under the ‘on demand’ category as they can be disposed without difficulty. However, the equity securities restricted from disposal are included on the category that the releasing date of restriction is belonged to.

[5]	Deposits that are contractually repayable on demand or on short notice are classified under the ‘on demand’ category.
[6]	Commitments are included under the ‘on demand’ category because payments will be made upon request.
[7]	The financial guarantee contracts are included under the ‘on demand’ category as payments will be made upon request.

The contractual cash flows of derivatives held for cash flow hedging as of September 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)
	September 30, 2020
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Net cash flow of net-settled derivatives	~~W~~	(1,255)	~~W~~	(6,806)	~~W~~	(18,686)	~~W~~	(23,942)	~~W~~	(51)	~~W~~	(50,740)
Cash flow to be received of gross-settled derivatives		29,305		171,699		754,634		2,033,523		—		2,989,161
Cash flow to be paid of gross-settled derivatives		(31,418)		(178,536)		(787,853)		(2,087,639)		—		(3,085,446)

(In millions of Korean won)
	December 31, 2019
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Net cash flow of net-settled derivatives	~~W~~	(639)	~~W~~	(1,831)	~~W~~	(5,021)	~~W~~	(10,602)	~~W~~	1,084	~~W~~	(17,009)
Cash flow to be received of gross-settled derivatives		14,119		200,170		657,909		1,888,772		—		2,760,970
Cash flow to be paid of gross-settled derivatives		(18,171)		(199,141)		(671,375)		(1,955,650)		—		(2,844,337)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.4 Market Risk

4.4.1 Concept

Market risk represents possible losses which arise from changes in market factors including interest rate, stock price, foreign exchange rate and other market factors that affect the fair value or future cash flows of financial instruments including securities and derivatives amongst others. The most significant risks associated with trading positions are interest rate risks, currency risks and also, stock price risks. In addition, the Group is exposed to interest rate risks associated with non-trading positions. The Group classifies exposures to market risk into either trading or non-trading positions. The Group measures and manages market risk separately for each subsidiary.

4.4.2 Risk management

The Group sets internal capital limits for market risk and interest rate risk and monitors the risks to manage the risk of trading and non-trading positions. The Group maintains risk management systems and procedures including trading policies and procedures, and market risk management guidelines for trading positions, and interest rate risk management guidelines for non-trading positions in order to manage market risk efficiently. The procedures mentioned are implemented with approval from the Risk Management Committee and Risk Management Council.

Kookmin Bank, one of the subsidiaries, establishes market risk management policy, sets position limits, loss limits and VaR limits of each business group and approves newly developed instruments through its Risk Management Council. The Market Risk Management Committee, which is chaired by the Chief Risk Officer (CRO), is the decision maker and sets position limits, loss limits, VaR limits, sensitivity limits and scenario loss limits for each division, at the level of each individual business department.

The Asset-Liability Committee (ALCO) of Kookmin Bank determines the operational standards of interest and commission, the details of the establishment and prosecution of the Asset Liability Management (ALM) policies and enacts and amends relevant guidelines. The Risk Management Committee and Risk Management Council monitor the establishment and enforcement of ALM risk management policies, and enact and amend ALM risk management guidelines. The interest rate risk limit is set based on the future assets/liabilities position and interest rate volatility estimation reflects the annual work plan. The Finance and Planning Department and Risk Management Department measure and monitor the interest risk status and limits on a regular basis. The status and limits of interest rate risks including interest gap, duration gap and interest rate VaR (Value at Risk), are reported to the ALCO and Risk Management Council on a monthly basis and to the Risk Management Committee on a quarterly basis. To ensure adequacy of interest rate and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the risk management procedures and tasks conducted by the Finance and Planning Department. Also, the Risk Management Department independently reports related information to the management.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.5 Operational Risk

4.5.1 Concept

The Group defines operational risk broadly to include all financial and non-financial risks that may arise from operating activities and could cause a negative effect on capital.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements but also to promote a risk management culture, strengthen internal controls, innovate processes and provide timely feedback to management and employees. In addition, Kookmin Bank established Business Continuity Plans (BCP) to ensure critical business functions can be maintained, or restored, in the event of material disruptions arising from internal or external events. It has constructed replacement facilities as well as has carried out exercise drills for head office and IT departments to test its BCPs.

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group classifies reporting segments based on the nature of the products and services provided, the type of customer, and the Group’s management organization.

Banking Business	Corporate Banking	Loans, deposit products and other related financial services to large, small and medium-sized enterprises and SOHOs.

	Retail Banking	Loans, deposit products and other related financial services to individuals and households.

	Other Banking Services	Trading activities in securities and derivatives, funding and other supporting activities.

Securities Business		Investment banking, brokerage services and other supporting activities.

Non-life Insurance Business		The activities within this segment include property insurance and other supporting activities.

Credit Card Business		The activities within this segment include credit sale, cash service, card loan and other supporting activities.

Life Insurance Business		Life insurance and other supporting activities.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

5.1 Overall Segment Information and Business Segments (cont’d)

Financial information by business segment for the nine-month period ended September 30, 2020, is as follows:

(In millions of Korean won)
	2020
	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Securities		Non-life Insurance		Credit Card		Life Insurance		Others		Intra-group adjustment		Total
Operating revenues from external customers	~~W~~	2,049,573	~~W~~	2,150,904	~~W~~	1,336,885	~~W~~	5,537,362	~~W~~	1,061,853	~~W~~	888,959	~~W~~	1,136,837	~~W~~	118,378	~~W~~	498,867	~~W~~	—	~~W~~	9,242,256
Intra-segment operating revenues (expenses)		125,813		—		133,036		258,849		(11,141)		(26,927)		(141,850)		(9,090)		125,876		(191,365)		4,352

	~~W~~	2,175,386	~~W~~	2,150,904	~~W~~	1,469,921	~~W~~	5,796,211	~~W~~	1,050,712	~~W~~	862,032	~~W~~	994,987	~~W~~	109,288	~~W~~	624,743	~~W~~	(191,365)	~~W~~	9,246,608

Net interest income	~~W~~	2,354,561	~~W~~	2,365,098	~~W~~	273,274	~~W~~	4,992,933	~~W~~	377,075	~~W~~	464,492	~~W~~	938,852	~~W~~	136,846	~~W~~	234,022	~~W~~	(829)	~~W~~	7,143,391
Interest income		3,612,036		3,430,856		803,301		7,846,193		619,873		465,294		1,210,998		136,940		541,137		(19,900)		10,800,535
Interest expense		(1,257,475)		(1,065,758)		(530,027)		(2,853,260)		(242,798)		(802)		(272,146)		(94)		(307,115)		19,071		(3,657,144)
Net fee and commission income (expenses)		273,449		313,663		226,089		813,201		680,127		(127,682)		273,389		(12,004)		558,314		(14,865)		2,170,480
Fee and commission income		356,186		396,208		337,612		1,090,006		776,851		6,398		1,088,474		80		624,562		(246,543)		3,339,828
Fee and commission expense		(82,737)		(82,545)		(111,523)		(276,805)		(96,724)		(134,080)		(815,085)		(12,084)		(66,248)		231,678		(1,169,348)
Net insurance income (expenses)		—		—		—		—		—		359,323		10,150		(81,190)		—		1,364		289,647
Insurance income		—		—		—		—		—		9,089,694		18,478		1,298,726		—		(16,775)		10,390,123
Insurance expenses		—		—		—		—		—		(8,730,371)		(8,328)		(1,379,916)		—		18,139		(10,100,476)
Net gains (losses) on financial instruments at fair value through profit or loss		(34,606)		—		275,303		240,697		(27,849)		168,227		5,635		56,417		114,928		(87,265)		470,790
Net other operating income (expense)		(418,018)		(527,857)		695,255		(250,620)		21,359		(2,328)		(233,039)		9,219		(282,521)		(89,770)		(827,700)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)	2020
	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Securities		Non-life Insurance		Credit Card		Life Insurance		Others		Intra- group adjustment		Total
General and administrative expenses	~~W~~	(1,025,632)	~~W~~	(1,404,089)	~~W~~	(385,529)	~~W~~	(2,815,250)	~~W~~	(588,126)	~~W~~	(622,417)	~~W~~	(349,324)	~~W~~	(82,367)	~~W~~	(276,210)	~~W~~	87,477	~~W~~	(4,646,217)
Operating profit before provision for credit losses		1,149,754		746,815		1,084,392		2,980,961		462,586		239,615		645,663		26,921		348,533		(103,888)		4,600,391
Provision (reversal) for credit losses		(113,664)		(207,241)		(12,429)		(333,334)		(23,493)		6,300		(296,834)		564		(107,653)		158		(754,292)
Net operating income		1,036,090		539,574		1,071,963		2,647,627		439,093		245,915		348,829		27,485		240,880		(103,730)		3,846,099
Share of profit (loss) of associates and joint ventures		—		—		(60,443)		(60,443)		1,389		(32)		946		—		2,653		990		(54,497)
Net other non-operating income (expense)		1,016		—		(9,772)		(8,756)		25,318		11,040		(4,257)		(8)		29,099		122,438		174,874
Segment profits before income tax		1,037,106		539,574		1,001,748		2,578,428		465,800		256,923		345,518		27,477		272,632		19,698		3,966,476
Income tax expense		(282,399)		(148,383)		(243,564)		(674,346)		(127,289)		(70,355)		(90,609)		(7,235)		(81,632)		10,624		(1,040,842)
Profit for the period		754,707		391,191		758,184		1,904,082		338,511		186,568		254,909		20,242		191,000		30,322		2,925,634
Profit attributable to shareholders of the Parent Company		754,707		391,191		736,480		1,882,378		338,495		186,563		255,223		20,242		189,402		5,620		2,877,923
Profit (loss) attributable to non-controlling interests		—		—		21,704		21,704		16		5		(314)		—		1,598		24,702		47,711
Total assets *		165,412,221		157,306,351		114,320,200		437,038,772		55,843,016		38,082,852		24,292,280		34,621,908		47,015,716		(31,388,191)		605,506,353
Total liabilities *		170,619,554		172,100,315		64,806,221		407,526,090		50,844,674		33,968,791		20,090,426		31,454,564		21,674,912		(2,161,005)		563,398,452

*	Assets and liabilities of the reporting segments are amounts before intra-segment transaction adjustment.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

5.1 Overall Segment Information and Business Segments (cont’d)

Financial information by business segment for the nine-month period ended September 30, 2019, is as follows:

(In millions of Korean won)	2019
	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Securities		Non-life Insurance		Credit Card		Life Insurance		Others		Intra- group adjustment		Total
Operating revenues from external customers	~~W~~	1,692,537	~~W~~	2,268,104	~~W~~	1,197,376	~~W~~	5,158,017	~~W~~	877,275	~~W~~	1,034,310	~~W~~	1,099,374	~~W~~	94,286	~~W~~	370,919	~~W~~	—	~~W~~	8,634,181
Intra-segment operating revenues (expenses)		225,800		—		114,120		339,920		(44,351)		(95,804)		(165,049)		(23,460)		166,112		(177,368)		—

	~~W~~	1,918,337	~~W~~	2,268,104	~~W~~	1,311,496	~~W~~	5,497,937	~~W~~	832,924	~~W~~	938,506	~~W~~	934,325	~~W~~	70,826	~~W~~	537,031	~~W~~	(177,368)	~~W~~	8,634,181

Net interest income	~~W~~	2,125,472	~~W~~	2,374,977	~~W~~	246,961	~~W~~	4,747,410	~~W~~	400,712	~~W~~	464,849	~~W~~	915,118	~~W~~	121,466	~~W~~	218,914	~~W~~	118	~~W~~	6,868,587
Interest income		3,483,104		3,687,218		950,914		8,121,236		638,571		465,932		1,176,057		121,487		511,141		(22,438)		11,011,986
Interest expense		(1,357,632)		(1,312,241)		(703,953)		(3,373,826)		(237,859)		(1,083)		(260,939)		(21)		(292,227)		22,556		(4,143,399)
Net fee and commission income (expenses)		260,915		369,260		216,563		846,738		426,310		(114,408)		173,159		(12,840)		395,256		2,279		1,716,494
Fee and commission income		338,845		441,065		321,967		1,101,877		498,337		7,418		1,025,083		167		449,242		(237,719)		2,844,405
Fee and commission expense		(77,930)		(71,805)		(105,404)		(255,139)		(72,027)		(121,826)		(851,924)		(13,007)		(53,986)		239,998		(1,127,911)
Net insurance income (expenses)		—		—		—		—		—		380,152		11,979		(82,740)		—		(8,944)		300,447
Insurance income		—		—		—		—		—		8,492,501		22,707		709,135		—		(21,429)		9,202,914
Insurance expenses		—		—		—		—		—		(8,112,349)		(10,728)		(791,875)		—		12,485		(8,902,467)
Net gains (losses) on financial instruments at fair value through profit or loss		14,564		—		414,959		429,523		(148,050)		194,978		296		47,375		71,316		(161,677)		433,761
Net other operating income (expense)		(482,614)		(476,133)		433,013		(525,734)		153,952		12,935		(166,227)		(2,435)		(148,455)		(9,144)		(685,108)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)	2019
	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Securities		Non-life Insurance		Credit Card		Life Insurance		Others		Intra-group adjustment		Total
General and administrative expenses	~~W~~	(859,243)	~~W~~	(1,357,821)	~~W~~	(503,918)	~~W~~	(2,720,982)	~~W~~	(556,416)	~~W~~	(644,204)	~~W~~	(305,956)	~~W~~	(49,046)	~~W~~	(256,012)	~~W~~	75,920	~~W~~	(4,456,696)
Operating profit before provision for credit losses		1,059,094		910,283		807,578		2,776,955		276,508		294,302		628,369		21,780		281,019		(101,448)		4,177,485
Provision (reversal) for credit losses		110,118		(165,588)		(134)		(55,604)		(10,023)		15,104		(324,858)		2,423		(87,008)		78		(459,888)
Net operating income		1,169,212		744,695		807,444		2,721,351		266,485		309,406		303,511		24,203		194,011		(101,370)		3,717,597
Share of profit (loss) of associates and joint ventures		—		—		(5,241)		(5,241)		2,467		(11)		695		—		3,380		4,633		5,923
Net other non-operating income (expense)		(11)		—		8,337		8,326		40,985		14,161		(4,980)		146		24,769		(22,032)		61,375
Segment profits before income tax		1,169,201		744,695		810,540		2,724,436		309,937		323,556		299,226		24,349		222,160		(118,769)		3,784,895
Income tax expense		(323,457)		(204,791)		(189,467)		(717,715)		(85,195)		(89,364)		(48,203)		(6,149)		(67,430)		7,243		(1,006,813)
Profit for the period		845,744		539,904		621,073		2,006,721		224,742		234,192		251,023		18,200		154,730		(111,526)		2,778,082
Profit attributable to shareholders of the Parent Company		845,744		539,904		621,073		2,006,721		224,730		233,908		250,999		18,200		153,179		(110,609)		2,777,128
Profit attributable to non-controlling interests		—		—		—		—		12		284		24		—		1,551		(917)		954
Total assets *		139,496,393		147,468,173		100,460,472		387,425,038		47,816,512		36,552,368		22,990,115		9,801,904		42,140,936		(28,188,756)		518,538,117
Total liabilities *		142,063,122		161,834,984		54,522,699		358,420,805		43,131,858		32,689,460		18,925,195		9,186,567		18,675,585		(1,610,678)		479,418,792

* Assets and liabilities of the reporting segments are amounts before intra-segment transaction adjustment as of December 31, 2019.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

5.2 Services and Geographical Segments

5.2.1 Services information

Operating revenues from external customers for each service for the nine-month periods ended September 30, 2020 and 2019, are as follows:

(In millions of Korean won)
	2020		2019
Banking service	~~W~~	5,537,362	~~W~~	5,158,017
Securities service		1,061,853		877,275
Non-life Insurance service		888,959		1,034,310
Credit card service		1,136,837		1,099,374
Life insurance service		118,378		94,286
Other service		498,867		370,919

	~~W~~	9,242,256	~~W~~	8,634,181

5.2.2 Geographical information

Geographical operating revenues from external customers for the nine-month periods ended September 30, 2020 and 2019, and major non-current assets as of September 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)
	2020				2019
	Revenues from external customers		Major non-current assets		Revenues from external customers		Major non-current assets *
Domestic	~~W~~	8,808,259	~~W~~	11,253,347	~~W~~	8,440,418	~~W~~	9,515,220
United States		127,319		52,008		38,982		386,724
New Zealand		5,732		2,661		5,140		3,516
China		87,964		16,222		78,401		15,119
Cambodia		158,946		33,680		14,406		7,162
United Kingdom		8,840		83,870		6,660		85,634
Others		45,196		49,784		50,174		551,039
Intra-group adjustment		—		71,029		—		68,764

	~~W~~	9,242,256	~~W~~	11,562,601	~~W~~	8,634,181	~~W~~	10,633,178

* Major non-current assets are amounts as of December 31, 2019.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair Value of Financial Instruments

6.1.1 Carrying amount and fair value of financial assets and liabilities as of September 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	September 30, 2020
	Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	25,380,724	~~W~~	25,381,304
Financial assets at fair value through profit or loss		58,835,919		58,835,919
Due from financial institutions		128,144		128,144
Debt securities		56,335,101		56,335,101
Equity securities		1,958,145		1,958,145
Loans		329,282		329,282
Others		85,247		85,247
Derivatives held for trading		3,344,464		3,344,464
Derivatives held for hedging		233,341		233,341
Loans at amortized cost		378,090,798		379,471,954
Securities at amortized cost		37,341,858		38,997,825
Financial assets measured at fair value through other comprehensive income		59,372,857		59,372,857
Debt securities		56,844,753		56,844,753
Equity securities		2,195,113		2,195,113
Loans		332,991		332,991
Other financial assets		15,391,572		15,391,572

	~~W~~	577,991,533	~~W~~	581,029,236

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,510,774	~~W~~	2,510,774
Financial liabilities designated at fair value through profit or loss		10,759,859		10,759,859
Derivatives held for trading		3,539,001		3,539,001
Derivatives held for hedging		241,285		241,285
Deposits		337,986,622		338,290,537
Debts		47,797,949		47,836,741
Debentures		60,254,491		61,055,298
Other financial liabilities		32,516,669		32,516,669

	~~W~~	495,606,650	~~W~~	496,750,164

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

6.1.1 Carrying amount and fair value of financial assets and liabilities as of September 30, 2020 and December 31, 2019, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2019
	Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	20,837,878	~~W~~	20,835,235
Financial assets at fair value through profit or loss		53,549,086		53,549,086
Due from financial institutions		216,367		216,367
Debt securities		50,721,526		50,721,526
Equity securities		2,103,843		2,103,843
Loans		427,545		427,545
Others		79,805		79,805
Derivatives held for trading		3,008,598		3,008,598
Derivatives held for hedging		182,075		182,075
Loans at amortized cost		339,684,059		340,836,884
Securities at amortized cost		25,346,555		26,570,494
Financial assets measured at fair value through other comprehensive income		46,436,051		46,436,051
Debt securities		43,556,848		43,556,848
Equity securities		2,504,105		2,504,105
Loans		375,098		375,098
Other financial assets		9,147,059		9,147,059

	~~W~~	498,191,361	~~W~~	500,565,482

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,663,327	~~W~~	2,663,327
Financial liabilities designated at fair value through profit or loss		12,704,826		12,704,826
Derivatives held for trading		2,842,950		2,842,950
Derivatives held for hedging		164,391		164,391
Deposits		305,592,771		306,048,291
Debts		37,818,860		37,808,944
Debentures		50,935,583		51,558,748
Other financial liabilities		22,629,587		22,629,587

	~~W~~	435,352,295	~~W~~	436,421,064

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an ordinary transaction between market participants. For each class of financial assets and financial liabilities, the Group discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

6.1.1 Carrying amount and fair value of financial assets and liabilities as of September 30, 2020 and December 31, 2019, are as follows: (cont’d)

Methods of determining fair value for financial instruments are as follows:

Cash and due from financial institutions	The carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are a reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using DCF model (Discounted Cash Flow Model).

Investment securities	The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined through the use of external professional valuation institution where quoted prices are not available. The institutions use one or more of the following valuation techniques including DCF Model, Free Cash Flow to Equity Model, Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans at amortized cost	DCF model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at appropriate discount rate.

Derivatives and Financial instruments at fair value through profit or loss	For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair values of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method, the Monte Carlo Simulation, Black-Scholes Model, Hull and White Model, Closed Form and Tree Model or valuation results from independent external professional valuation institution.

Deposits	Carrying amount of demand deposits is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF model. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Debts	Carrying amount of overdraft in foreign currency is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other debts is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate.

Debentures	Fair value is determined by using the valuations of external professional valuation institution, which are calculated using market inputs.

Other financial assets and liabilities	The carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

6.1.2 Fair value hierarchy

The Group believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statement of financial position are appropriate. However, the fair values of the financial instruments recognized in the statement of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Group classifies and discloses fair value of the financial instruments into the three-level hierarchy as follows:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

When the inputs used to measure the fair value of an asset or a liability might be categorized within different levels of the fair value hierarchy, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. Assessing the significance of a particular input to the entire measurement requires judgment, taking into account factors specific to the asset or liability. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

6.1.2 Fair value hierarchy (cont’d)

6.1.2.1 Fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position

The fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position as of September 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	September 30, 2020
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets at fair value through profit or loss	~~W~~	13,750,799	~~W~~	33,784,653	~~W~~	11,300,467	~~W~~	58,835,919
Due from financial institutions		—		38,046		90,098		128,144
Debt securities		12,691,169		33,042,673		10,601,259		56,335,101
Equity securities		974,383		415,756		568,006		1,958,145
Loans		—		288,178		41,104		329,282
Others		85,247		—		—		85,247
Derivatives held for trading		93,212		2,849,878		401,374		3,344,464
Derivatives held for hedging		—		233,341		—		233,341
Financial assets measured at fair value through other comprehensive income		19,723,772		38,008,423		1,640,662		59,372,857
Debt securities		19,274,861		37,569,892		—		56,844,753
Equity securities		448,911		139,827		1,606,375		2,195,113
Loans		—		298,704		34,287		332,991

	~~W~~	33,567,783	~~W~~	74,876,295	~~W~~	13,342,503	~~W~~	121,786,581

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,510,774	~~W~~	—	~~W~~	—	~~W~~	2,510,774
Financial liabilities designated at fair value through profit or loss		2,009		561,811		10,196,039		10,759,859
Derivatives held for trading		349,632		2,931,190		258,179		3,539,001
Derivatives held for hedging		—		241,285		—		241,285

	~~W~~	2,862,415	~~W~~	3,734,286	~~W~~	10,454,218	~~W~~	17,050,919

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

6.1.2.1 Fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position (cont’d)

(In millions of Korean won)	December 31, 2019
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets at fair value through profit or loss	~~W~~	11,177,716	~~W~~	31,476,070	~~W~~	10,895,300	~~W~~	53,549,086
Due from financial institutions		—		165,242		51,125		216,367
Debt securities		9,853,733		30,735,027		10,132,766		50,721,526
Equity securities		1,244,178		336,389		523,276		2,103,843
Loans		—		239,412		188,133		427,545
Others		79,805		—		—		79,805
Derivatives held for trading		72,983		2,398,831		536,784		3,008,598
Derivatives held for hedging		—		182,075		—		182,075
Financial assets measured at fair value through other comprehensive income		15,188,993		29,764,660		1,482,398		46,436,051
Debt securities		14,236,566		29,320,282		—		43,556,848
Equity securities		952,427		69,280		1,482,398		2,504,105
Loans		—		375,098		—		375,098

	~~W~~	26,439,692	~~W~~	63,821,636	~~W~~	12,914,482	~~W~~	103,175,810

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,663,327	~~W~~	—	~~W~~	—	~~W~~	2,663,327
Financial liabilities designated at fair value through profit or loss		492		1,482,302		11,222,032		12,704,826
Derivatives held for trading		157,634		2,458,498		226,818		2,842,950
Derivatives held for hedging		—		164,391		—		164,391

	~~W~~	2,821,453	~~W~~	4,105,191	~~W~~	11,448,850	~~W~~	18,375,494

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

6.1.2.1 Fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position (cont’d)

Valuation techniques and the inputs used in the fair value measurement classified as Level 2

Financial assets and liabilities measured at fair value classified as Level 2 in the statements of financial position as of September 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	September 30, 2020
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss	~~W~~	33,784,653
Due from financial institutions		38,046	DCF Model	Projected cash flow, Discount rate
Debt securities		33,042,673	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model, Net Asset Value Method and others	Projected cash flow, Fair value of underlying asset, Dividend yield, Price of underlying asset, Interest rate, Discount rate, Volatility, Correlation coefficient and others
Equity securities		415,756	DCF Model	Interest rate, Discount rate and others
Loans		288,178	DCF Model	Interest rate, Discount rate and others
Derivatives held for trading		2,849,878	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model and others	Discount rate, Underlying asset Index, Volatility, Interest rate, Stock price, Foreign exchange rate, Dividend yield and others
Derivatives held for hedging		233,341	DCF Model, Closed Form, FDM and others	Discount rate, Volatility, Foreign exchange rate and others
Financial assets measured at fair value through other comprehensive income		38,008,423
Debt securities		37,569,892	DCF Model, Market value approach	Price of underlying asset, Interest rate, Dividend yield, Volatility, Discount rate and others
Equity securities		139,827	DCF Model	Interest rate, Discount rate and others
Loans		298,704	DCF Model	Discount rate, Foreign exchange rate and others

	~~W~~	74,876,295

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	561,811	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model, Binomial Model and others	Price of underlying asset, Interest rate, Dividend yield, Volatility, Discount rate and others
Derivatives held for trading		2,931,190	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model and others	Discount rate, Price of underlying asset, Volatility, Interest rate, Stock price, Foreign exchange rate, Dividend yield and others
Derivatives held for hedging		241,285	DCF Model, Closed Form, FDM and others	Discount rate, Foreign exchange rate and others

	~~W~~	3,734,286

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

6.1.2.1 Fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position (cont’d)

(In millions of Korean won)	December 31, 2019
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss	~~W~~	31,476,070
Due from financial institutions		165,242	DCF Model, One factor Hull-White Model	Discount rate, Volatility and others
Debt securities		30,735,027	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model, Net Asset Value Method and others	Projected cash flow, Fair value of underlying asset, Dividend yield, Price of underlying asset, Interest rate, Discount rate, Volatility, Correlation coefficient and others
Equity securities		336,389	DCF Model	Interest rate, Discount rate and others
Loans		239,412	DCF Model	Interest rate, Discount rate and others
Derivatives held for trading		2,398,831	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model and others	Discount rate, Underlying asset Index, Volatility, Correlation coefficient, Interest rate, Stock price, Foreign exchange rate, Dividend yield, Probability of default (PD), Credit spread and others
Derivatives held for hedging		182,075	DCF Model, Closed Form, FDM and others	Discount rate, Volatility, Foreign exchange rate and others
Financial assets measured at fair value through other comprehensive income		29,764,660
Debt securities		29,320,282	DCF Model, Market value approach	Discount rate, Underlying asset Index, Volatility and others
Equity securities		69,280	DCF Model, Black-Scholes Model	Discount rate, Underlying asset Index, Volatility and others
Loans		375,098	DCF Model	Discount rate, Underlying asset Index, Volatility and others

	~~W~~	63,821,636

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	1,482,302	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model and others	Price of underlying asset, Interest rate, Dividend yield, Volatility, Discount rate and others
Derivatives held for trading		2,458,498	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model and others	Discount rate, Underlying asset Index, Volatility, Correlation coefficient, Interest rate, Stock price, Foreign exchange rate, Dividend yield, Probability of default (PD), Credit spread and others
Derivatives held for hedging		164,391	DCF Model, Closed Form, FDM and others	Discount rate, Volatility, Foreign exchange rate and others

	~~W~~	4,105,191

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair values are disclosed

The fair value hierarchy of financial assets and liabilities whose fair values are disclosed as of September 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	September 30, 2020
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Cash and due from financial institutions[1]	~~W~~	4,430,780	~~W~~	18,281,767	~~W~~	2,668,757	~~W~~	25,381,304
Loans at amortized cost		—		341,485		379,130,469		379,471,954
Securities at amortized cost		19,462,517		19,532,256		3,052		38,997,825
Other financial assets[2]		—		—		15,391,572		15,391,572

	~~W~~	23,893,297	~~W~~	38,155,508	~~W~~	397,193,850	~~W~~	459,242,655

Financial liabilities
Deposits[1]	~~W~~	—	~~W~~	169,390,298	~~W~~	168,900,239	~~W~~	338,290,537
Debts[3]		—		1,293,604		46,543,137		47,836,741
Debentures		—		55,136,542		5,918,756		61,055,298
Other financial liabilities[2]		—		—		32,516,670		32,516,670

	~~W~~	—	~~W~~	225,820,444	~~W~~	253,878,802	~~W~~	479,699,246

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of the fair values.
[2]	Other financial assets and other financial liabilities included in Level 3 are the carrying amounts which are reasonable approximation of fair values as of September 30, 2020.
[3]	Debts of ~~W~~ 7,542 million included in Level 2 is the carrying amounts which are reasonable approximation of fair values as of September 30, 2020.

(In millions of Korean won)	December 31, 2019
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Cash and due from financial institutions[1]	~~W~~	3,015,104	~~W~~	13,812,640	~~W~~	4,007,491	~~W~~	20,835,235
Loans at amortized cost		—		372,988		340,463,896		340,836,884
Securities at amortized cost		9,587,770		16,979,656		3,068		26,570,494
Other financial assets[2]		—		—		9,147,059		9,147,059

	~~W~~	12,602,874	~~W~~	31,165,284	~~W~~	353,621,514	~~W~~	397,389,672

Financial liabilities
Deposits[1]	~~W~~	—	~~W~~	142,021,800	~~W~~	164,026,491	~~W~~	306,048,291
Debts[3]		—		1,469,263		36,339,681		37,808,944
Debentures		—		46,969,992		4,588,756		51,558,748
Other financial liabilities[2]		—		—		22,629,587		22,629,587

	~~W~~	—	~~W~~	190,461,055	~~W~~	227,584,515	~~W~~	418,045,570

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of the fair values.
[2]	Other financial assets and other financial liabilities included in Level 3 are the carrying amounts which are reasonable approximation of fair values as of December 31, 2019.
[3]	Debts of ~~W~~ 4,685 million included in Level 2 is the carrying amounts which are reasonable approximation of fair values as of December 31, 2019.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair values are disclosed (cont’d)

Valuation techniques and the inputs used in the fair value measurement

Financial assets and liabilities whose carrying amount is a reasonable approximation of fair value are not subject to disclose valuation techniques and inputs.

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 2 as of September 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	September 30, 2020
	Fair value		Valuation technique	Inputs
Financial assets
Loans at amortized cost	~~W~~	341,485	DCF Model	Discount rate
Securities at amortized cost		19,532,256	DCF Model, Monte Carlo Simulation	Discount rate, Interest rate
Financial liabilities
Debts		1,286,062	DCF Model	Discount rate
Debentures		55,136,542	DCF Model	Discount rate

(In millions of Korean won)	December 31, 2019
	Fair value		Valuation technique	Inputs
Financial assets
Loans at amortized cost	~~W~~	372,988	DCF Model	Discount rate
Securities at amortized cost		16,979,656	DCF Model, Monte Carlo Simulation	Discount rate, Interest rate
Financial liabilities
Debts		1,464,578	DCF Model	Discount rate
Debentures		46,969,992	DCF Model	Discount rate

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair values are disclosed (cont’d)

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 3 as of September 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	September 30, 2020
	Fair value		Valuation technique	Inputs
Financial assets
Cash and due from financial institutions	~~W~~	2,668,757	DCF Model	Credit spread, Other spread, Interest rates
Loans at amortized cost		379,130,469	DCF Model	Credit spread, Other spread, Early termination ratio, Interest rates
Securities at amortized cost		3,052	DCF Model	Interest rates

	~~W~~	381,802,278

Financial liabilities
Deposits	~~W~~	168,900,239	DCF Model	Other spread, Early termination ratio, Interest rates,
Debts		46,543,137	DCF Model	Other spread, Interest rates
Debentures		5,918,756	DCF Model	Other spread, Interest rates

	~~W~~	221,362,132

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair values are disclosed (cont’d)

(In millions of Korean won)	December 31, 2019
	Fair value		Valuation technique	Inputs
Financial assets
Cash and due from financial institutions	~~W~~	4,007,491	DCF Model	Credit spread, Other spread, Interest rates
Loans at amortized cost		340,463,896	DCF Model	Credit spread, Other spread, Early termination ratio, Interest rates
Securities at amortized cost		3,068	DCF Model	Interest rates

	~~W~~	344,474,455

Financial liabilities
Deposits	~~W~~	164,026,491	DCF Model	Other spread, Interest rates, Early termination ratio
Debts		36,339,681	DCF Model	Other spread, Interest rates
Debentures		4,588,756	DCF Model	Other spread, Interest rates

	~~W~~	204,954,928

6.2 Level 3 of the Fair Value Hierarchy Disclosure

6.2.1 Valuation policy and process for fair value measurement categorized within Level 3

The Group uses external, independent and qualified third-party valuation service in addition to internal valuation models to determine the fair value of the Group’s assets at the end of every reporting period.

Where a reclassification between the levels of the fair value hierarchy occurs for a financial asset or liability, the Group’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

6.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable in market

Details of changes in Level 3 of the fair value hierarchy for the nine-month periods ended September 30, 2020 and 2019, are as follows:

(In millions of Korean won)

	2020
	Financial assets at fair value through profit or loss						Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives financial instruments
	Cash and due from financial institutions at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans at fair value through profit or loss		Equity securities at fair value through other comprehensive income		Loans measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading
Beginning	~~W~~	51,125	~~W~~	10,656,042	~~W~~	188,133	~~W~~	1,482,398	~~W~~	—	~~W~~	(11,222,032)	~~W~~	309,966
Total gains or losses
- Profit or loss		(2,113)		(351,645)		976		—		—		(93,172)		139,562
- Other comprehensive income		(7,585)		24,504		—		65,584		(13)		(12,728)		146
Purchases		135,227		2,744,142		—		58,743		40,000		—		1,333
Sales		(86,556)		(1,830,415)		(148,005)		(350)		(5,700)		—		(263,099)
Issues		—		—		—		—		—		(6,316,867)		(31,151)
Settlements		—		—		—		—		—		7,448,760		90
Transfers into Level 3*		—		525		—		—		—		—		178
Transfers out of Level 3*		—		(73,888)		—		—		—		—		(13,830)

Ending	~~W~~	90,098	~~W~~	11,169,265	~~W~~	41,104	~~W~~	1,606,375	~~W~~	34,287	~~W~~	(10,196,039)	~~W~~	143,195

*	The changes in levels for the financial instruments occurred due to the change in the availability of observable market data.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

6.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable in market (cont’d)

(In millions of Korean won)

	2019
	Financial assets at fair value through profit or loss						Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives financial instruments
	Cash and due from financial institutions at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans at fair value through profit or loss		Financial assets measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading
Beginning	~~W~~	48,743	~~W~~	7,464,860	~~W~~	213,203	~~W~~	1,332,718	~~W~~	(10,873,383)	~~W~~	(300,131)
Total gains or losses
- Profit or loss		1,732		121,934		8,705		—		(1,239,928)		581,732
- Other comprehensive income (loss)		1,498		90,987		—		103,646		(22,474)		—
Purchases		—		2,828,491		154,005		43,920		—		—
Sales		—		(1,205,425)		(97,424)		(737)		—		(146,993)
Issues		—		—		—		—		(9,444,310)		(51,286)
Settlements		—		—		—		—		9,041,970		(981)
Transfers into Level 3*		—		7,468		—		—		—		—
Transfers out of Level 3*		—		(71,885)		—		—		—		—

Ending	~~W~~	51,973	~~W~~	9,236,430	~~W~~	278,489	~~W~~	1,479,547	~~W~~	(12,538,125)	~~W~~	82,341

*	The changes in levels for the financial instruments occurred due to the change in the availability of observable market data.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

6.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable in market (cont’d)

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses included in profit or loss for financial instruments held at the end of the reporting period in the statements of comprehensive income for the nine-month periods ended September 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020						2019
	Net income (loss) from financial investments at fair value through profit or loss		Other operating income		Net interest income		Net loss from financial investments at fair value through profit or loss		Other operating income		Net interest income
Total gains or losses included in profit or loss for the period	~~W~~	(326,380)	~~W~~	19,988	~~W~~	—	~~W~~	(531,192)	~~W~~	5,345	~~W~~	22
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period		13,185		15,432		—		(202,993)		3,694		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

6.2.3 Sensitivity analysis of changes in unobservable inputs

6.2.3.1 Information about fair value measurements using unobservable inputs as of September 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	September 30, 2020
	Fair value		Valuation technique	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss
Cash and due from financial institutions	~~W~~	90,098	Monte Carlo Simulation	Volatility of the underlying asset	19.40 ~ 36.76	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	12.27	The higher the correlation coefficient, the higher the fair value fluctuation
Debt securities		10,601,259	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull-White Model, Black-Scholes Model, Option Model, Binomial Model, Net Asset Value Method, Income approach, Market approach and others	Growth rate	0.00 ~ 2.00	The higher the growth rate, the higher the fair value
				Volatility of underlying asset	8.00 ~ 179.75	The higher the volatility, the higher the fair value fluctuation
				Discount rate	0.00 ~ 21.99	The lower the discount rate, the higher the fair value
				Recovery rate	40.00	The higher the recovery rate, the higher the fair value
				Correlation coefficient between underlying asset	-61.25 ~ 88.91	The higher the correlation coefficient, the higher the fair value fluctuation
				Liquidation value	—	The higher the liquidation value, the higher the fair value
				Volatility of real estate price	0.00	The higher the price of real estate, the higher the fair value

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

6.2.3.1 Information about fair value measurements using unobservable inputs as of September 30, 2020 and December 31, 2019, are as follows: (cont’d)

(In millions of Korean won)	September 30, 2020
	Fair value		Valuation technique	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Equity securities	~~W~~	568,006

Income approach, Market approach, Asset value approach, DCF Model, Comparable Company Analysis, Adjusted discount rate method, Dividend Discount Model, Usage of past transactions, Binomial Model and others

				Growth rate	0.00 ~ 1.10	The higher the growth rate, the higher the fair value
				Discount rate	0.94 ~ 18.30	The lower the discount rate, the higher the fair value
				Liquidation value	-1.00 ~ 1.00	The higher the liquidation value, the higher the fair value
Loans		41,104	Binomial Model, DCF Model	Volatility of the stock price	—	The higher the volatility, the higher the fair value fluctuation
				Discount rate	7.77	The lower the discount rate, the higher the fair value
Derivatives held for trading
Stock and index		331,011	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Binomial Model	Volatility of the underlying asset	22.00 ~ 90.00	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying asset	-61.25 ~ 88.91	The higher the correlation coefficient, the higher the fair value fluctuation
Others		70,363	DCF Model, Hull-White Model	Volatility	0.00 ~ 90.00	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying asset	-63.10 ~ 90.87	The higher the correlation coefficient, the higher the fair value fluctuation
Financial assets measured at fair value through other comprehensive income
Equity securities		1,606,375	Adjusted discount rate method, IMV Model, DCF Model, Comparable Company Analysis, Dividend discount model, Option Model, Net Asset Value Method, Market approach, One Factor Hull-White Model and others	Growth rate	0.00 ~ 2.00	The higher the growth rate, the higher the fair value
				Discount rate	3.21 ~ 19.46	The lower the discount rate, the higher the fair value
				Volatility	31.87 ~ 33.45	The higher the volatility, the higher the fair value fluctuation
Loans		34,287	DCF Model	Discount rate	2.21 ~ 4.21	The lower the discount rate, the higher the fair value

	~~W~~	13,342,503

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

6.2.3.1 Information about fair value measurements using unobservable inputs as of September 30, 2020 and December 31, 2019, are as follows: (cont’d)

(In millions of Korean won)	September 30, 2020
	Fair value		Valuation technique	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial liabilities
Financial liabilities designated at fair value through profit or loss
Derivative-linked securities	~~W~~	10,196,039	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model	Volatility of the underlying asset	1.00 ~ 90.00	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying asset	-63.10 ~ 90.87	The higher the absolute value of correlation coefficient, the higher the fair value fluctuation
Derivatives held for trading
Stock and index		157,917	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Binomial Model	Volatility	22.00 ~ 90.00	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying asset	-61.25 ~ 90.87	The higher the correlation coefficient, the higher the fair value fluctuation
Others		100,262	Monte Carlo Simulation, Hull and White Model, DCF Model, Closed Form	Volatility	6.00 ~ 90.00	The higher the volatility, the higher the fair value fluctuation
				Discount rate	1.14 ~ 1.37	The higher the discount rate, the higher the fair value
				Correlation coefficient between underlying asset	-63.10 ~ 90.87	The higher the absolute value of correlation coefficient, the higher the fair value fluctuation

	~~W~~	10,454,218

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

6.2.3.1 Information about fair value measurements using unobservable inputs as of September 30, 2020 and December 31, 2019, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2019
	Fair value		Valuation technique	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss
Cash and due from financial institutions	~~W~~	51,125	Monte Carlo Simulation	Volatility of the underlying asset	11.43~34.39	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-4.84	The higher the correlation coefficient, the higher the fair value fluctuation
Debt securities		10,132,766	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull-White Model, Black-Scholes Model, Binomial Model, Net Asset Value, Income approach, Market approach and others	Growth rate	-1.00~1.00	The higher the growth rate, the higher the fair value
				Volatility	1.00~48.00	The higher the volatility, the higher the fair value fluctuation
				Discount rate	0.75~17.37	The lower the discount rate, the higher the fair value
				Recovery rate	40.00	The higher the recovery rate, the higher the fair value
				Correlation coefficient between underlying asset	3.11~95.67	The higher the correlation coefficient, the higher the fair value fluctuation
				Liquidation value	0.00	The higher the liquidation value, the higher the fair value
				Volatility of real estate price	-1.00~1.00	The higher the price of real estate, the higher the fair value
Equity securities		523,276

Income approach, Market approach, Asset value approach, DCF Model, Comparable Company Analysis, Adjusted discount rate method, Dividend Discount Model, Usage of past transactions, Binomial Model and others

				Growth rate	0.00~2.20	The higher the growth rate, the higher the fair value
				Discount rate	2.00~22.00	The lower the discount rate, the higher the fair value
				Liquidation value	-1.00~1.00	The higher the liquidation value, the higher the fair value
				Volatility	11.90	The higher the volatility, the higher the fair value fluctuation
Loans		188,133	Binomial Model, DCF Model	Volatility of the stock price	12.91~48.28	The higher the volatility, the higher the fair value fluctuation
				Discount rate	10.81	The lower the discount rate, the higher the fair value

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

6.2.3.1 Information about fair value measurements using unobservable inputs as of September 30, 2020 and December 31, 2019, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2019
	Fair value		Valuation technique	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Derivatives held for trading
Stock and index	~~W~~	416,486	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Binomial Model	Volatility of the underlying asset	9.75~52.00	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying asset	4.00~77.00	The higher the correlation coefficient, the higher the fair value fluctuation
Others		120,298	DCF Model, Hull-White Model	Volatility	2.00~58.00	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying asset	-49.00~90.00	The higher the absolute value of correlation coefficient, the higher the fair value fluctuation
Financial assets measured at fair value through other comprehensive income
Equity securities		1,482,398	Adjusted discount rate method, IMV Model, DCF Model, Comparable Company Analysis, Dividend discount model, Net Asset value method, Market approach, One Factor Hull-White Model and others	Growth rate	0.00~2.20	The higher the growth rate, the higher the fair value
				Discount rate	3.04~16.37	The lower the discount rate, the higher the fair value
				Volatility	20.97~34.87	The higher the volatility, the higher the fair value fluctuation

	~~W~~	12,914,482

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

6.2.3.1 Information about fair value measurements using unobservable inputs as of September 30, 2020 and December 31, 2019, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2019
	Fair value		Valuation technique	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial liabilities
Financial liabilities designated at fair value through profit or loss
Derivative-linked securities	~~W~~	11,222,032	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model	Volatility of the underlying asset	1.00~58.00	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying asset	-49.00~90.00	The higher the absolute value of correlation coefficient, the higher the fair value fluctuation
Derivatives held for trading
Stock and index		54,341	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Binomial Model	Volatility	12.00~52.00	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying asset	9.00~77.00	The higher the correlation coefficient, the higher the fair value fluctuation
Others		172,477	Monte Carlo Simulation, Hull and White Model, DCF Model, Closed Form	Volatility	2.00~58.00	The higher the volatility, the higher the fair value fluctuation
				Volatility of the stock price	16.28	The higher the volatility, the higher the fair value fluctuation
				Volatility of the interest rate	0.52	The higher the volatility, the higher the fair value fluctuation
				Discount rate	1.94~2.00	The higher the discount rate, the lower the fair value
				Correlation coefficient between underlying asset	19.00~90.00	The higher the absolute value of correlation coefficient, the higher the fair value fluctuation

	~~W~~	11,448,850

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

6.2.3.2 Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by the unobservable parameters, using a statistical technique. When the fair value is affected by more than two input parameters, the amounts represent the most favorable or most unfavorable Level 3 financial instruments subject to sensitivity analysis are (i) equity-related derivatives, currency-related derivatives and interest rate related derivatives whose fair value changes are recognized in profit or loss, (ii) financial liabilities designated at fair value through profit or loss, and (iii) due from financial institutions, debt securities (including beneficiary certificates), equity securities and loan receivables whose fair value changes are recognized in profit or loss or other comprehensive income. If overlay approach is applied in accordance with Korean IFRS 1104, changes in fair value of financial assets at fair value through profit or loss are recognized as other comprehensive income.

The results of the sensitivity analysis from changes in inputs are as follows:

(In millions of Korean won)	September 30, 2020
	Recognition in profit or loss				Other comprehensive income
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss [1]
Due from financial institutions	~~W~~	2	~~W~~	(3)	~~W~~	—	~~W~~	—
Debt securities [4]		32,434		(27,766)		—		—
Equity securities [3]		20,094		(7,527)		—		—
Loans[5]		3,389		(3,013)		—		—
Derivatives held for trading [2]		25,919		(27,071)		—		—
Financial assets measured at fair value through other comprehensive income
Equity securities [3]		—		—		135,145		(72,520)
Loans [6]		—		—		623		(604)

	~~W~~	81,838	~~W~~	(65,380)	~~W~~	135,768	~~W~~	(73,124)

Financial liabilities
Financial liabilities designated at fair value through profit or loss [1]	~~W~~	109,825	~~W~~	(113,479)	~~W~~	—	~~W~~	—
Derivatives held for trading [2]		48,273		(46,241)		—		—

	~~W~~	158,098	~~W~~	(159,720)	~~W~~	—	~~W~~	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

6.2.3.2 Sensitivity analysis of changes in unobservable inputs (cont’d)

(In millions of Korean won)	December 31, 2019
	Recognition in profit or loss				Other comprehensive income
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss [1]
Due from financial institutions	~~W~~	3	~~W~~	(3)	~~W~~	2	~~W~~	(2)
Debt securities [4]		30,771		(27,062)		2,341		(2,276)
Equity securities [3]		24,456		(10,251)		1,110		(824)
Loans[5]		6,362		(4,344)		—		—
Derivatives held for trading [2]		25,830		(29,317)		—		—
Financial assets measured at fair value through other comprehensive income
Equity securities [3]		—		—		214,268		(110,687)

	~~W~~	87,422	~~W~~	(70,977)	~~W~~	217,721	~~W~~	(113,789)

Financial liabilities
Financial liabilities designated at fair value through profit or loss [1]	~~W~~	49,730	~~W~~	(44,136)	~~W~~	—	~~W~~	—
Derivatives held for trading [2]		14,638		(13,572)		—		—

	~~W~~	64,368	~~W~~	(57,708)	~~W~~	—	~~W~~	—

[1]

For financial instruments at fair value through profit or loss, the changes in fair value are calculated by shifting principal unobservable input parameters such as volatility of the underlying asset or correlation between underlying asset by ± 10%.

[2]

For derivatives financial instruments, the changes in fair value are calculated by shifting principal unobservable input parameters; such as, price of underlying asset, volatility of stock price, interest rate by ± 10% and the loss given default ratio, discount rate by ± 1%

[3]

For equity securities, the changes in fair value are calculated by shifting principal unobservable input parameters; such as, correlation between growth rate (0~1%) and discount rate (-1~1%) or between liquidation value(-1~1%) and discount rate (-1~1%).

[4]

Sensitivity of fair values to unobservable parameters of private equity fund is practically impossible, but in the case of equity fund composed of real estates, the changes in fair value are calculated by shifting correlation between discount rate (-1~1%) and volatilities of real estate price (-1~1%).

[5]	For loans, the changes in fair value are calculated by shifting principal unobservable input parameters such as stock price, volatility of stock price(-10~10%), discount rate(-1~1%).

[6]

For loans measured at fair value through other comprehensive income, the changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate, volatility of the underlying asset 1%, growth rate 10%.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

6.2.4 Day one gain or loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price, and the difference is deferred and not recognized in profit or loss, and is amortized by using the straight-line method over the life of the financial instrument. When the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference for the nine-month periods ended September 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Balance at the beginning of the period	~~W~~	45,767	~~W~~	62,155
New transactions and others		133,021		133,891
Changes during the period		(80,814)		(121,982)

Balance at the end of the period	~~W~~	97,974	~~W~~	74,064

6.3 Carrying Amounts of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortized cost. The carrying amounts of financial assets and liabilities by category as of September 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)

	September 30, 2020
	Financial instruments at fair value through profit or loss						Financial instruments at amortized cost		Derivatives held for hedging		Total
			Financial assets measured at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	25,380,724	~~W~~	—	~~W~~	25,380,724
Financial assets at fair value through profit or loss		58,835,919		—		—		—		—		58,835,919
Derivatives		3,344,464		—		—		—		233,341		3,577,805
Loans at amortized cost		—		—		—		378,090,798		—		378,090,798
Financial investments		—		57,177,744		2,195,113		37,341,858		—		96,714,715
Other financial assets		—		—		—		15,391,572		—		15,391,572

	~~W~~	62,180,383	~~W~~	57,177,744	~~W~~	2,195,113	~~W~~	456,204,952	~~W~~	233,341	~~W~~	577,991,533

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

6.3 Carrying Amounts of Financial Instruments by Category (cont’d)

(In millions of Korean won)

	September 30, 2020
					Financial instruments at amortized cost		Derivatives held for hedging		Total
	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,510,774	~~W~~	10,759,859	~~W~~	—	~~W~~	—	~~W~~	13,270,633
Derivatives		3,539,001		—		—		241,285		3,780,286
Deposits		—		—		337,986,622		—		337,986,622
Debts		—		—		47,797,949		—		47,797,949
Debentures		—		—		60,254,491		—		60,254,491
Other financial liabilities		—		—		32,516,669		—		32,516,669

	~~W~~	6,049,775	~~W~~	10,759,859	~~W~~	478,555,731	~~W~~	241,285	~~W~~	495,606,650

(In millions of Korean won)

	December 31, 2019
	Financial instruments at fair value through profit or loss						Financial instruments at amortized cost		Derivatives held for hedging		Total
			Financial assets measured at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	20,837,878	~~W~~	—	~~W~~	20,837,878
Financial assets at fair value through profit or loss		53,549,086		—		—		—		—		53,549,086
Derivatives		3,008,598		—		—		—		182,075		3,190,673
Loans at amortized cost		—		—		—		339,684,059		—		339,684,059
Financial investments		—		43,931,946		2,504,105		25,346,555		—		71,782,606
Other financial assets		—		—		—		9,147,059		—		9,147,059

	~~W~~	56,557,684	~~W~~	43,931,946	~~W~~	2,504,105	~~W~~	395,015,551	~~W~~	182,075	~~W~~	498,191,361

(In millions of Korean won)

	December 31, 2019
	Financial instruments at fair value through profit or loss						Derivatives held for hedging		Total
			Financial instruments designated at fair value through profit or loss		Financial instruments at amortized cost
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,663,327	~~W~~	12,704,826	~~W~~	—	~~W~~	—	~~W~~	15,368,153
Derivatives		2,842,950		—		—		164,391		3,007,341
Deposits		—		—		305,592,771		—		305,592,771
Debts		—		—		37,818,860		—		37,818,860
Debentures		—		—		50,935,583		—		50,935,583
Other financial liabilities		—		—		22,629,587		—		22,629,587

	~~W~~5,506,277		~~W~~12,704,826		~~W~~416,976,801		~~W~~164,391		~~W~~435,352,295

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

7. Due from Financial Institutions at Amortized Cost

7.1 Details of due from financial institutions as of September 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)		Financial institutions	Interest rate (%)	September 30, 2020		December 31, 2019
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	0.00	~~W~~	10,096,729	~~W~~	8,117,840
	Due from banking institutions	KEB Hana Bank and others	0.00 ~ 1.85		3,734,269		4,641,714
	Due from others	NH Investment & Securities CO., LTD. and others	0.00 ~ 1.96		647,755		654,981

					14,478,753		13,414,535

Due from financial institutions in foreign currencies	Due from banking institutions in foreign currencies	People’s Bank of China and others	0.00 ~ 0.48		4,474,110		2,351,929
	Time deposits in foreign currencies	Industrial Bank Changsha Br. and others	0.00 ~ 7.05		912,463		1,053,776
	Due from others	Sumitomo Mitsui Banking Corporation and others	0.00 ~ 7.80		2,481,911		1,327,432

					7,868,484		4,733,137

				~~W~~	22,347,237	~~W~~	18,147,672

*	Before netting of allowance

7.2 Restricted cash from financial institutions as of September 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)		Financial Institutions	September 30, 2020		December 31, 2019		Reason for restriction
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea		~~W~~10,096,729	~~W~~	8,117,840	Bank of Korea Act
	Due from banking institutions	NH Investment Securities and others		668,867		3,027,963	Net settlement and others
	Due from others	Korea Securities Finance Corporation and others		510,542		555,294	Derivatives margin account and others

				11,276,138		11,701,097

Due from financial institutions in foreign currencies	Due from banking institutions in foreign currencies	Bank of Korea and others		1,403,970		490,071	Bank of Korea Act and others
	Time deposits in foreign currencies	ICBC NEW YORK and others		49,667		31,443	Bank Act of the State of New York and others
	Due from others	Morgan Stanley Bank International and others		2,223,241		1,150,355	Derivatives margin account and others

				3,676,878		1,671,869

			~~W~~	14,953,016	~~W~~	13,372,966

* Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

7.3 Changes in the allowances for due from financial institutions

Changes in the allowances for due from financial institutions for the nine-month periods ended September 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	The financial instruments applying 12- month expected credit losses		The financial instruments applying lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	3,164	~~W~~	1,188	~~W~~	360
Transfer between stages
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Disposal		—		—		—
Provision (reversal of) for credit losses		(437)		(1,156)		—
Business combination		154		—		—
Others		60		(6)		(74)

Ending	~~W~~	2,941	~~W~~	26	~~W~~	286

(In millions of Korean won)	2019
	The financial instruments applying 12- month expected credit losses		The financial instruments applying lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	2,019	~~W~~	—	~~W~~	—
Transfer between stages		—		—		—
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Disposal		—		—		—
Provision for credit losses		1,323		—		—
Others		63		—		—

Ending	~~W~~	3,405	~~W~~	—	~~W~~	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

8. Derivative Financial Instruments and Hedge Accounting

The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and to hedge the Group’s risk exposure that results from such client contracts. The Group also engages in derivative trading activities to hedge the interest rate and foreign currency risk exposures that arise from the Group’s own assets and liabilities. In addition, the Group engages in proprietary trading of derivatives within the Group’s regulated open position limits.

The Group provides and trades a range of derivatives products, including:

•	Interest rate swaps, relating to interest rate risks in Korean won

•	Cross-currency swaps, forwards and options relating to foreign exchange rate risks,

•	Stock price index options linked with the KOSPI index

In particular, the Group applies fair value hedge accounting using interest rate swaps, currency forwards and others to hedge the risk of changes in fair values due to the changes in interest rates and foreign exchange rates of structured debts in Korean won, financial debentures in foreign currencies, and structured deposits in foreign currencies. The Group applies cash flow hedge accounting using interest rate swaps, currency swaps and others to hedge the risk of changes in cash flows of loans at amortized cost and debt instruments in Korean won, financial borrowings in foreign currencies with floating interest rates. In addition, the Group applies net investment hedge accounting by designating financial debentures in foreign currencies and cross currency forwards as hedging instruments to hedge foreign exchange risks on net investments in foreign operations.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

8.1 Details of derivative financial instruments held for trading as of September 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)

	September 30, 2020						December 31, 2019
	Notional amount		Assets		Liabilities		Notional amount		Assets		Liabilities
Interest rate
Forwards	~~W~~	1,574,000	~~W~~	14,178	~~W~~	108,765	~~W~~	570,000	~~W~~	206	~~W~~	84,126
Futures*		6,014,662		93		5,232		2,951,770		698		235
Swaps		301,627,570		767,418		799,978		270,091,778		512,145		557,511
Options		17,545,000		362,874		456,732		17,521,156		267,697		379,262

		326,761,232		1,144,563		1,370,707		291,134,704		780,746		1,021,134

Currency
Forwards		78,732,322		855,840		666,400		87,373,417		942,632		750,380
Futures*		1,308,355		1,162		655		107,793		—		349
Swaps		51,618,407		793,762		780,461		46,501,399		606,464		610,275
Options		3,463,862		12,214		20,433		2,789,562		5,438		14,346

		135,122,946		1,662,978		1,467,949		136,772,171		1,554,534		1,375,350

Stock and index
Futures*		1,704,552		11,828		9,847		1,646,785		22,451		20,704
Swaps		5,850,797		374,056		165,307		6,773,467		448,803		86,100
Options		4,937,304		98,015		358,085		5,559,865		99,013		176,141

		12,492,653		483,899		533,239		13,980,117		570,267		282,945

Credit
Swaps		3,436,759		18,348		7,527		4,433,960		19,178		13,659

		3,436,759		18,348		7,527		4,433,960		19,178		13,659

Commodity
Futures*		8,766		106		35		3,281		68		3
Swaps		27,638		607		2,212		105,658		2,948		474

		36,404		713		2,247		108,939		3,016		477

Other		1,559,797		33,963		157,332		3,160,013		80,857		149,385

	~~W~~	479,409,791	~~W~~	3,344,464	~~W~~	3,539,001	~~W~~	449,589,904	~~W~~	3,008,598	~~W~~	2,842,950

*	Gains or losses arising from daily mark-to-market futures are reflected in the margin accounts.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

8.2 Average price or rate of the nominal cash flow for each type of hedge accounting as of September 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)

	September 30, 2020
	1 year		2 years		3 years		4 years		5 years		More than 5 years		Total
Fair value hedge
The nominal of the hedging instrument	~~W~~	5,202,316	~~W~~	1,410,071	~~W~~	562,797	~~W~~	507,488	~~W~~	1,482,150	~~W~~	2,571,280	~~W~~	11,736,102
Average rate (%)		0.87		0.81		0.86		1.15		1.28		1.13		1.01
Average price (USD/KRW)		1,174.81		1,138.99		1,151.50		—		—		—		1,171.79
Average price (EUR/KRW)		1,344.09		—		—		—		—		—		1,344.09
Average price (AUD/KRW)		848.42		—		—		—		—		—		848.42
Average price (GBP/KRW)		1,546.54		—		—		—		—		—		1,546.54
Cash flow hedge
The nominal of the hedging instrument	~~W~~	2,484,535	~~W~~	1,846,490	~~W~~	1,170,940	~~W~~	405,050	~~W~~	139,436	~~W~~	170,000	~~W~~	6,216,451
Average rate (%)		0.92		1.49		2.51		2.25		1.63		1.64		1.46
Average price (USD/KRW)		1,113.11		1,160.82		1,175.00		1,180.14		1,197.68		—		1,154.33
Average price (EUR/KRW)		1,307.69		1,305.87		1,321.00		—		1,366.00		—		1,310.61
Average price (AUD/KRW)		837.00		—		—		—		—		—		837.00
Average price (SGD/KRW)		831.49		—		—		866.14		—		—		855.61
Hedge of net investments in foreign operations
The nominal of the hedging instrument	~~W~~	234,348	~~W~~	27,134	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	261,482
Average price (USD/KRW)		1,165.31		—		—		—		—		—		1,165.31
Average price (GBP/KRW)		—		1,465.26		—		—		—		—		1,465.26

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

8.2 Average price or rate of the nominal cash flow for each type of hedge accounting as of September 30, 2020 and December 31, 2019, are as follows: (cont’d)

(In millions of Korean won)

	December 31, 2019
	1 year		2 years		3 years		4 years		5 years		More than 5 years		Total
Fair value hedge
The nominal of the hedging instrument	~~W~~	2,649,272	~~W~~	1,807,950	~~W~~	897,562	~~W~~	309,882	~~W~~	466,053	~~W~~	1,414,570	~~W~~	7,545,289
Average rate (%)		2.29		2.70		2.29		3.16		2.50		3.92		2.91
Average price (USD/KRW)		1,149.90		1,138.82		1,094.35		—		—		—		1,146.84
Average price (EUR/KRW)		1,319.66		1,346.38		—		—		—		—		1,327.68
Average price (AUD/KRW)		803.71		—		—		—		—		—		803.71
Cash flow hedge
The nominal of the hedging instrument	~~W~~	2,450,918	~~W~~	1,199,124	~~W~~	1,764,991	~~W~~	529,202	~~W~~	120,000	~~W~~	150,000	~~W~~	6,214,235
Average rate (%)		2.64		2.56		2.66		2.79		2.00		1.67		2.59
Average price (USD/KRW)		1,129.58		1,111.66		1,153.15		1,095.73		—		—		1,132.99
Average price (EUR/KRW)		1,305.22		1,306.76		1,312.75		—		—		—		1,306.91
Average price (AUD/KRW)		—		837.00		—		—		—		—		837.00
Average price (SGD/KRW)		815.80		831.49		—		—		—		—		823.54
Hedge of net investments in foreign operations
The nominal of the hedging instrument	~~W~~	248,233	~~W~~	—	~~W~~	27,336	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	275,569
Average price (USD/KRW)		1,151.49		—		—		—		—		—		1,151.49
Average price (GBP/KRW)		—		—		1,465.26		—		—		—		1,465.26

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

8.3 Fair Value Hedge

8.3.1 Details of hedged items designated as fair value hedge as of September 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)		September 30, 2020
		Carrying amount				Accumulated adjusted amount				Changes in the fair value
		Assets		Liabilities		Assets		Liabilities
Hedge accounting
Interest rate	Debt securities in KRW	~~W~~	796,681	~~W~~	—	~~W~~	11,094	~~W~~	—	~~W~~	5,608
	Debt securities in foreign currencies		2,915,258		—		77,962		—		59,976
	Deposits in foreign currencies		—		194,129		—		6,369		(9,730)
	Debts in KRW		—		3,011,508		—		31,508		(10,438)
	Debts in foreign currencies		—		2,740,268		—		99,893		(58,486)

			3,711,939		5,945,905		89,056		137,770		(13,070)

Currency	Debt securities in foreign currencies		2,507,070		—		34,861		—		63,379

			2,507,070		—		34,861		—		63,379

		~~W~~	6,219,009	~~W~~	5,945,905	~~W~~	123,917	~~W~~	137,770	~~W~~	50,309

(In millions of Korean won)		December 31, 2019
		Carrying amount				Accumulated adjusted amount				Changes in the fair value *
		Assets		Liabilities		Assets		Liabilities
Hedge accounting
Interest rate	Debt securities in KRW	~~W~~	549,526	~~W~~	—	~~W~~	5,485	~~W~~	—	~~W~~	6,794
	Debt securities in foreign currencies		1,670,838		—		19,243		—		34,299
	Deposits in foreign currencies		—		780,491		—		(18,391)		(72,653)
	Debts in KRW		—		351,070		—		21,070		(4,042)
	Debts in foreign currencies		—		2,067,556		—		41,406		(79,480)

			2,220,364		3,199,117		24,728		44,085		(115,082)

Currency	Debt securities in foreign currencies		2,339,239		—		24,181		—		143,470

			2,339,239		—		24,181		—		143,470

		~~W~~	4,559,603	~~W~~	3,199,117	~~W~~	48,909	~~W~~	44,085	~~W~~	28,388

*	Fair value changes in the nine-month period ended September 30, 2019

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

8.3.2 Details of derivative instruments designated as fair value hedge as of September 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)

	September 30, 2020
	National amount		Assets		Liabilities		Changes in the fair value
Interest rate
Swaps	~~W~~	9,347,217	~~W~~	189,724	~~W~~	61,195	~~W~~	25,721
Currency
Forwards		2,388,885		21,550		22,080		(56,354)

	~~W~~	11,736,102	~~W~~	211,274	~~W~~	83,275	~~W~~	(30,633)

(In millions of Korean won)

	December 31, 2019
	National amount		Assets		Liabilities		Changes in the fair value*
Interest rate
Swaps	~~W~~	5,326,500	~~W~~	129,085	~~W~~	29,676	~~W~~	115,818
Currency
Forwards		2,218,789		22,503		27,862		(133,437)

	~~W~~	7,545,289	~~W~~	151,588	~~W~~	57,538	~~W~~	(17,619)

*	Fair value changes in the nine-month period ended September 30, 2019

8.3.3 Details of hedge ineffectiveness recognized in profit or loss from derivatives for the nine-month periods ended September 30, 2020 and 2019, are as follows:

(In millions of Korean won)	Hedge ineffectiveness recognized in profit or loss
	2020		2019
From hedge accounting
Interest rate	~~W~~	12,651	~~W~~	736
Currency rate		7,025		10,033

	~~W~~	19,676	~~W~~	10,769

8.3.4 Gains and losses from fair value hedging instruments and hedged items attributable to the hedged risk for the nine-month periods ended September 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Gains (losses) on hedging instruments	~~W~~	(17,360)	~~W~~	(17,862)
Gains (losses) on the hedged items attributable to the hedged risk		38,454		28,622

	~~W~~	21,094	~~W~~	10,760

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

8.4 Cash Flow Hedge

8.4.1 Details of hedged items in cash flow hedge as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of Korean won)	September 30, 2020				December 31, 2019
	Changes in fair value		Other comprehensive income for cash flow hedge		Changes in fair value*		Other comprehensive income for cash flow hedge
Hedge accounting
Interest rate risk	~~W~~	26,479	~~W~~	(32,865)	~~W~~	35,852	~~W~~	(15,670)
Foreign currency change risk		44,537		(21,454)		60,098		(11,663)

	~~W~~	71,016	~~W~~	(54,319)	~~W~~	95,950	~~W~~	(27,333)

*	Fair value changes in the nine-month period ended September 30, 2019

8.4.2 Details of derivative instruments designated as cash flow hedge as of September 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)

	September 30, 2020
	National amount		Assets		Liabilities		Changes in the fair value
Interest rate
Swaps	~~W~~	3,387,948	~~W~~	217	~~W~~	50,887	~~W~~	(26,483)
Currency
Swaps		2,828,503		17,959		101,444		(49,379)

	~~W~~	6,216,451	~~W~~	18,176	~~W~~	152,331	~~W~~	(75,862)

(In millions of Korean won)

	December 31, 2019
	National amount		Assets		Liabilities		Changes in the fair value*
Interest rate
Swaps	~~W~~	3,600,334	~~W~~	3,698	~~W~~	28,484	~~W~~	(36,219)
Currency
Swaps		2,613,901		23,382		73,067		(59,418)

	~~W~~	6,214,235	~~W~~	27,080	~~W~~	101,551	~~W~~	(95,637)

*	Fair value changes in the nine-month period ended September 30, 2019

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

8.4.3 Gains and losses from cash flow hedging instruments and hedged items attributable to the hedged risk for the nine-month periods ended September 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Losses on hedging instruments	~~W~~	(75,862)	~~W~~	(95,637)
Losses on effectiveness (amount recognized in other comprehensive income)		(71,870)		(95,583)

Losses on ineffectiveness (amount recognized in profit or loss)	~~W~~	(3,992)	~~W~~	(54)

8.4.4 Amounts recognized in other comprehensive income and reclassified from equity to profit or loss for the nine-month periods ended September 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Amount recognized in other comprehensive income	~~W~~	(71,870)	~~W~~	(95,583)
Amount reclassified from equity to profit or loss		34,687		37,178
Tax effect		10,197		14,599

Amount recognized in other comprehensive income net of tax	~~W~~	(26,986)	~~W~~	(43,806)

8.5 Hedge on Net Investments in Foreign Operations

8.5.1 Details of hedged items in hedge on foreign operation net investments hedge as of September 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	September 30, 2020
	Changes in fair value		Other comprehensive income for hedge on net investment in a foreign operation
Hedge accounting
Currency (foreign currency change risk)	~~W~~	(21,304)	~~W~~	(25,863)

(In millions of Korean won)	December 31, 2019
	Changes in fair value*		Other comprehensive income for hedge on net investment in a foreign operation
Hedge accounting
Currency (foreign currency change risk)	~~W~~	30,505	~~W~~	(41,992)

*	Fair value changes in the nine-month period ended September 30, 2019

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

8.5.2 Details of financial instruments designated as hedging instruments in hedge on net investments in foreign operations as of September 30, 2020 and December 31, 2019, is as follows:

(In millions of Korean won)

	September 30, 2020
	Nominal amount		Assets		Liabilities		Changes in the fair value
Currency
Forwards	~~W~~	261,482	~~W~~	3,891	~~W~~	5,679	~~W~~	(3,128)
Financial debentures in foreign currencies		685,324		—		685,324		24,432

	~~W~~	946,806	~~W~~	3,891	~~W~~	691,003	~~W~~	21,304

(In millions of Korean won)

	December 31, 2019
	Nominal amount		Assets		Liabilities		Changes in the fair value*
Currency
Forwards	~~W~~	275,569	~~W~~	3,407	~~W~~	5,302	~~W~~	(23,684)
Swap		—		—		—		(87)
Financial debentures in foreign currencies		97,255		—		97,255		(6,734)

	~~W~~	372,824	~~W~~	3,407	~~W~~	102,557	~~W~~	(30,505)

*	Fair value changes in the nine-month period ended September 30, 2019

8.5.3 The fair value of non-derivative financial instruments designated as hedging instruments as of September 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	September 30, 2020		December 31, 2019
Financial debentures in foreign currencies	~~W~~	689,060	~~W~~	97,737

8.5.4 Gain or loss from hedging instruments in hedge of net investments in foreign operations and hedged items attributable to the hedged risk for the nine-month periods ended September 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Gains (losses) on hedging instruments	~~W~~	21,304	~~W~~	(30,505)
Effective portion of gains (losses) on hedge on net investment in a foreign operation (amount recognized in other comprehensive income)		21,304		(30,505)

Ineffective portion of gains (losses) on hedge on net investment in a foreign operation (amount recognized in profit or loss)	~~W~~	—	~~W~~	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

8.5.5 The effective portion of gains (losses) on hedging instruments recognized in other comprehensive income for the nine-month periods ended September 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Amount recognized in other comprehensive income	~~W~~	21,304	~~W~~	(30,505)
Amount of other comprehensive income reclassified to profit or loss		—		1,317
Tax effect		(5,175)		8,029

Amount recognized in other comprehensive income, net of tax	~~W~~	16,129	~~W~~	(21,159)

9. Loans at Amortized Cost

9.1 Details of loans as of September 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	September 30, 2020		December 31, 2019
Loans at amortized cost	~~W~~	380,634,034	~~W~~	341,363,805
Deferred loan origination fees and costs		711,967		728,270
Less: Allowances for loan losses		(3,255,203)		(2,408,016)

Carrying amount	~~W~~	378,090,798	~~W~~	339,684,059

9.2 Details of loans for other banks as of September 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	September 30, 2020		December 31, 2019
Loans at amortized cost	~~W~~	6,239,566	~~W~~	4,011,246
Less: Allowances for loan losses		(520)		(432)

Carrying amount	~~W~~	6,239,046	~~W~~	4,010,814

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

9.3 Details of loan types and customer types of loans to customers, other than banks, as of September 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	September 30, 2020
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	170,728,706	~~W~~	143,222,470	~~W~~	—	~~W~~	313,951,176
Loans in foreign currencies		3,318,279		17,160,766		—		20,479,045
Domestic import usance bills		—		2,599,006		—		2,599,006
Off-shore funding loans		—		1,319,612		—		1,319,612
Call loans		—		957,037		—		957,037
Bills bought in Korean won		—		1,655		—		1,655
Bills bought in foreign currencies		—		1,271,409		—		1,271,409
Guarantee payments under payment guarantee		21		8,112		—		8,133
Credit card receivables in Korean won		—		—		18,454,680		18,454,680
Credit card receivables in foreign currencies		—		—		151,393		151,393
Reverse repurchase agreements		—		6,874,665		—		6,874,665
Privately placed bonds		—		1,311,485		—		1,311,485
Factored receivables		108		3		—		111
Lease receivables		1,171,087		329,609		—		1,500,696
Loans for installment credit		6,179,223		47,109		—		6,226,332

		181,397,424		175,102,938		18,606,073		375,106,435

Proportion (%)		48.36		46.68		4.96		100.00
Less: Allowances		(957,186)		(1,589,477)		(708,020)		(3,254,683)

	~~W~~	180,440,238	~~W~~	173,513,461	~~W~~	17,898,053	~~W~~	371,851,752

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

9.3 Details of loan types and customer types of loans to customers, other than banks, as of September 30, 2020 and December 31, 2019, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2019
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	159,232,495	~~W~~	130,383,260	~~W~~	—	~~W~~	289,615,755
Loans in foreign currencies		433,399		8,125,029		—		8,558,428
Domestic import usance bills		—		2,617,862		—		2,617,862
Off-shore funding loans		—		1,387,798		—		1,387,798
Call loans		—		610,001		—		610,001
Bills bought in Korean won		—		2,843		—		2,843
Bills bought in foreign currencies		—		2,158,877		—		2,158,877
Guarantee payments under payment guarantee		36		3,312		—		3,348
Credit card receivables in Korean won		—		—		18,642,111		18,642,111
Credit card receivables in foreign currencies		—		—		6,299		6,299
Reverse repurchase agreements		—		6,149,458		—		6,149,458
Privately placed bonds		—		971,414		—		971,414
Factored receivables		117		167		—		284
Lease receivables		1,385,617		194,576		—		1,580,193
Loans for installment credit		5,737,458		38,700		—		5,776,158

		166,789,122		152,643,297		18,648,410		338,080,829

Proportion (%)		49.33		45.15		5.52		100.00
Less: Allowances		(711,322)		(956,554)		(739,708)		(2,407,584)

	~~W~~	166,077,800	~~W~~	151,686,743	~~W~~	17,908,702	~~W~~	335,673,245

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

10. Allowances for Loan Losses

10.1 Changes in the allowances for loan losses for the nine-month periods ended September 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Retails						Corporates						Credit cards
	The financial instruments applying 12- month expected credit losses		The financial instruments applying lifetime expected credit losses				The financial instruments applying 12- month expected credit losses		The financial instruments applying lifetime expected credit losses				The financial instruments applying 12- month expected credit losses		The financial instruments applying lifetime expected credit losses
			Non-impaired		Impaired				Non-impaired		Impaired				Non-impaired		Impaired
Beginning	~~W~~	278,380	~~W~~	224,905	~~W~~	208,037	~~W~~	215,069	~~W~~	290,310	~~W~~	451,607	~~W~~	209,651	~~W~~	266,183	~~W~~	263,874
Transfer between stages
Transfer to 12-month expected credit losses		102,316		(101,577)		(739)		110,228		(102,696)		(7,532)		50,044		(48,807)		(1,237)
Transfer to lifetime expected credit losses		(66,300)		82,390		(16,090)		(30,905)		94,017		(63,112)		(24,317)		25,550		(1,233)
Impairment		(1,173)		(53,195)		54,368		3,243		(32,415)		29,172		(2,461)		(16,577)		19,038
Write-offs		—		—		(346,398)		—		(1)		(159,245)		—		—		(383,448)
Disposal		(812)		(78)		(930)		—		—		(8,865)		—		—		—
Provision (reversal) for loan losses [1,2,3]		58,914		57,984		311,110		(34,915)		70,736		133,079		(28,219)		(8,894)		388,378
Business combination		48,451		20,510		106,743		95,566		297,564		236,991		977		1,531		8,131
Others (change of currency ratio, etc.)		(32,491)		14,287		8,574		(53,445)		32,989		22,557		—		—		(10,144)

Ending	~~W~~	387,285	~~W~~	245,226	~~W~~	324,675	~~W~~	304,841	~~W~~	650,504	~~W~~	634,652	~~W~~	205,675	~~W~~	218,986	~~W~~	283,359

[1]

Provision for credit losses in the statement of comprehensive income also include provision (reversal) for due from financial institutions (Note 7), and provision (reversal) for securities (Note 11), provision for unused commitments and guarantees (Note 22), provision (reversal) for financial guarantees contracts (Note 22), and provision (reversal) for other financial assets (Note 17).

[2]	Includes ~~W~~ 257,786 million of recover from write-offs
[3]

Includes provision related to COVID-19: Retails ~~W~~ 57,755 million (updating the forward-looking information ~~W~~ 57,750 million, extending the range of the subject applying lifetime expected credit losses(Non-impaired) ~~W~~ 5 million), Corporates ~~W~~ 73,296 million (updating the forward-looking information ~~W~~ 36,929 million, extending the range of the subject applying lifetime expected credit losses(Non-impaired) ~~W~~ 20,267 million), extending Individual assessment ~~W~~ 16,100 million, Credit cards ~~W~~ 24,479 million (updating the forward-looking information ~~W~~ 24,479 million).

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

10.1 Changes in the allowances for loan losses for the nine-month periods ended September 30, 2020 and 2019, are as follows: (cont’d)

(In millions of Korean won)	2019
	Retails						Corporates						Credit cards
	The financial instruments applying 12- month expected credit losses		The financial instruments applying lifetime expected credit losses				The financial instruments applying 12- month expected credit losses		The financial instruments applying lifetime expected credit losses				The financial instruments applying 12- month expected credit losses		The financial instruments applying lifetime expected credit losses
			Non-impaired		Impaired				Non-impaired		Impaired				Non-impaired		Impaired
Beginning	~~W~~	237,440	~~W~~	215,743	~~W~~	189,714	~~W~~	214,312	~~W~~	318,656	~~W~~	722,875	~~W~~	180,467	~~W~~	290,025	~~W~~	240,449
Transfer between stages
Transfer to 12-month expected credit losses		152,591		(152,147)		(444)		52,262		(38,779)		(13,483)		51,465		(50,616)		(849)
Transfer to lifetime expected credit losses		(129,313)		143,932		(14,619)		(46,104)		127,996		(81,892)		(25,466)		26,679		(1,213)
Impairment		(1,484)		(52,190)		53,674		(1,725)		(30,810)		32,535		(2,255)		(16,339)		18,594
Write-offs		(2)		26		(327,101)		—		2		(168,872)		—		—		(383,145)
Disposal		(476)		(52)		(585)		—		—		(5,887)		—		—		—
Provision (reversal) for loan losses [1,2]		(6,569)		63,233		305,488		(7,131)		(70,083)		4,665		936		17,656		386,697
Others (change of currency ratio, etc.)		129		147		(1,058)		1,847		2,623		(38,749)		—		—		(7,386)

Ending	~~W~~	252,316	~~W~~	218,692	~~W~~	205,069	~~W~~	213,462	~~W~~	309,605	~~W~~	451,192	~~W~~	205,147	~~W~~	267,405	~~W~~	253,147

[1]

Provision for credit losses in statements of comprehensive income also include provision (reversal) for due from financial institutions (Note 7), and provision (reversal) for securities (Note 11), provision for unused commitments and guarantees (Note 22), provision (reversal) for financial guarantees contracts (Note 22), and provision (reversal) for other financial assets (Note 17).

[2]	Included ~~W~~ 253,598 million from recover from write-offs.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

10.2 The Group manages the written-off loans that their legal extinctive prescription did not meet, and that are not collected; the balance of those are respectively ~~W~~ 11,306,170 million and ~~W~~ 11,264,785 million as of September 30, 2020 and December 31, 2019.

Changes in the book amount of loans at amortized cost for the nine-month periods ended September 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	316,377,009	~~W~~	23,814,108	~~W~~	1,900,958
Transfer between stages
Transfer to 12-month expected credit losses		20,825,185		(20,751,173)		(74,012)
Transfer to lifetime expected credit losses (non-impaired)		(26,695,762)		27,118,104		(422,342)
Transfer to lifetime expected credit losses (impaired)		(400,514)		(1,334,893)		1,735,407
Write-offs		—		(1)		(889,091)
Disposal		(4,316,956)		(19,997)		(87,073)
Business combination		6,036,559		296,735		3,094,102
Net increase (decrease) (Execution, repayment and others)		37,557,951		(2,115,117)		(303,186)

Ending	~~W~~	349,383,472	~~W~~	27,007,766	~~W~~	4,954,763

(In millions of Korean won)	2019
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	293,296,370	~~W~~	26,417,165	~~W~~	2,097,749
Transfer between stages
Transfer to 12-month expected credit losses		10,504,550		(10,454,586)		(49,964)
Transfer to lifetime expected credit losses (non-impaired)		(12,667,875)		12,828,401		(160,526)
Transfer to lifetime expected credit losses (impaired)		(715,527)		(802,457)		1,517,984
Write-offs		(2)		28		(879,118)
Disposal		(888,337)		(13,580)		(74,752)
Net increase (decrease) (Execution, repayment and others)		13,480,703		(4,244,890)		(485,877)

Ending	~~W~~	303,009,882	~~W~~	23,730,081	~~W~~	1,965,496

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

11. Financial Assets at Fair Value through Profit or Loss and Financial Investments

11.1 Details of financial assets at fair value through profit or loss and financial investments as of September 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	September 30, 2020		December 31, 2019
Financial assets at fair value through profit or loss
Debt securities:
Government and public bonds	~~W~~	9,077,112	~~W~~	6,569,472
Financial bonds		15,991,023		16,360,495
Corporate bonds		4,167,267		3,218,480
Asset-backed securities		186,968		124,898
Beneficiary certificates		14,093,480		12,375,326
Derivatives linked securities		2,951,133		3,623,648
Other debt securities		9,868,118		8,449,207
Equity securities:
Stocks		1,491,848		1,716,149
Other equity securities		466,297		387,694
Loans:
Private placed corporate bonds		213,042		265,499
Other loans		116,240		162,046
Due from financial institutions:
Other due from financial institutions		128,144		216,367
Others		85,247		79,805

	~~W~~	58,835,919	~~W~~	53,549,086

Financial Investments
Financial assets measured at fair value through other comprehensive income
Debt securities:
Government and public bonds	~~W~~	14,756,465	~~W~~	9,501,642
Financial bonds		23,071,447		20,913,361
Corporate bonds		17,574,234		12,289,820
Asset-backed securities		1,432,632		832,160
Other debt securities		9,975		19,865
Equity securities:
Stocks		1,973,216		2,377,994
Equity investments		36,011		41,042
Other equity securities		185,886		85,069
Loans:
Private placed corporate bonds		298,704		375,098
Other loans		34,287		—

		59,372,857		46,436,051

Financial assets at amortized cost
Debt securities:
Government and public bonds		16,931,831		5,395,720
Financial bonds		6,176,194		8,157,428
Corporate bonds		8,435,159		7,536,805
Asset-backed securities		5,770,362		4,258,274
Other debt securities		30,214		—
Allowance		(1,902)		(1,672)

		37,341,858		25,346,555

	~~W~~	96,714,715	~~W~~	71,782,606

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

11.2 Dividend incomes from the equity securities measured at fair value through other comprehensive income for the nine-month periods ended September 30, 2020 and 2019, are as follows:

(In millions of Korean won)		2020				2019
		From the financial asset derecognized		From the remaining financial asset		From the financial asset derecognized		From the remaining financial asset
Equity securities at fair value through other comprehensive income
Stocks	Listed	~~W~~	7,000	~~W~~	9,475	~~W~~	—	~~W~~	23,640
	Unlisted		—		20,218		—		24,952
Equity investments			—		285		—		—
Other equity securities			—		2,909		—		2,212

		~~W~~	7,000	~~W~~	32,887	~~W~~	—	~~W~~	50,804

11.3 The derecognized equity securities, measured at fair value through other comprehensive income for the nine-month periods ended September 30, 2020 and 2019, are as follows:

(In millions of Korean won)		2020				2019
		Disposal price		Accumulated OCI as of disposal date		Disposal price		Accumulated OCI as of disposal date
Equity securities at fair value through other comprehensive income
Stocks	Listed	~~W~~	516,883	~~W~~	326,394	~~W~~	12,308	~~W~~	(25,278)
	Unlisted		13		13		737		(114)

		~~W~~	516,896	~~W~~	326,407	~~W~~	13,045	~~W~~	(25,392)

11.4 Provision (reversal) for the allowance of financial investments for the nine-month periods ended September 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Provision		Reversal of impairment		Total
Securities measured at fair value through other comprehensive income	~~W~~	1,919	~~W~~	(230)	~~W~~	1,689
Loans measured at fair value through other comprehensive income		99		(294)		(195)
Securities measured at amortized cost		791		(564)		227

	~~W~~	2,809	~~W~~	(1,088)	~~W~~	1,721

(In millions of Korean won)	2019
	Provision		Reversal of impairment		Total
Securities measured at fair value through other comprehensive income	~~W~~	1,658	~~W~~	(957)	~~W~~	701
Loans measured at fair value through other comprehensive income		804		(239)		565
Securities measured at amortized cost		197		(198)		(1)

	~~W~~	2,659	~~W~~	(1,394)	~~W~~	1,265

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

11.5 Changes in the allowances for financial investments for the nine-month periods ended September 30, 2020 and 2019 are as follows:

(In millions of Korean won)	2020
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	5,370	~~W~~	—	~~W~~	—
Transfer between stages
Transfer to 12-month expected credit losses		(5)		5		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Disposal		(530)		—		—
Provision (reversal) for loan losses		1,680		41		—
Others		87		1		73

Ending	~~W~~	6,602	~~W~~	47	~~W~~	73

(In millions of Korean won)	2019
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	5,657	~~W~~	192	~~W~~	322
Transfer between stages
Transfer to 12-month expected credit losses		437		(188)		(249)
Transfer to lifetime expected credit losses		(669)		669		—
Impairment		—		—		—
Disposal		(315)		(229)		—
Provision (reversal) for loan losses		591		674		—
Others		79		302		—

Ending	~~W~~	5,780	~~W~~	1,420	~~W~~	73

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

12. Investments in Associates and Joint Ventures

12.1 Investments in associates and joint ventures as of September 30, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	September 30, 2020
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
KB Pre IPO Secondary Venture Fund 1st [1]	15.19	~~W~~	551	~~W~~	1,092	~~W~~	1,092	Investment finance	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		143,821		142,381	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business investment Fund [2]	66.66		19,001		18,444		18,444	Investment finance	Korea
KB Star office Private real estate Investment Trust No.1	21.05		20,000		20,413		20,413	Investment finance	Korea
Balhae Infrastructure Company[1]	12.61		106,107		100,979		100,979	Investment finance	Korea
Aju Good Technology Venture Fund	38.46		19,998		22,629		22,629	Investment finance	Korea
SY Auto Capital Co., Ltd.	49.00		9,800		18,585		15,217	Installment loan	Korea
Incheon Bridge Co., Ltd. [1]	14.99		9,158		(16,439)		—	Operation of highways and related facilities	Korea
Big Dipper Co., Ltd.	29.33		440		15		113	Big data consulting	Korea
Paycoms Co., Ltd. [3]	11.70		800		72		198	System software publishing	Korea
Food Factory Co., Ltd. [4]	22.22		1,000		408		1,257	Farm product distribution industry	Korea
KBSP Private Equity Fund IV [1]	14.95		6,100		5,980		5,980	Investment finance	Korea
KB Private Equity FundIII [1]	15.69		8,000		7,696		7,696	Investment finance	Korea
Korea Credit Bureau Co., Ltd. [1]	9.00		4,500		7,142		7,142	Credit information	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2	25.00		9,739		10,053		10,053	Investment finance	Korea
Keystone-Hyundai Securities No. 1 Private Equity Fund [1]	4.49		1,908		1,579		1,579	Investment finance	Korea
KB Social Impact Investment Fund	30.00		3,000		2,899		2,899	Investment finance	Korea
KB-Solidus Global Healthcare Fund	43.33		50,627		51,004		51,700	Investment finance	Korea
POSCO-KB Shipbuilding Fund	31.25		10,375		11,122		11,122	Investment finance	Korea
KBTS Technology Venture Private Equity Fund [2]	56.00		17,156		17,649		18,229	Investment finance	Korea
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund [2]	42.55		20,900		21,683		20,983	Investment finance	Korea
KB-SJ Tourism Venture Fund [1]	18.52		4,500		4,165		4,165	Investment finance	Korea
UNION Media Commerce Fund	28.99		1,000		960		960	Investment finance	Korea
KB-Stonebridge Secondary Private Equity Fund [1]	14.56		11,277		10,772		10,772	Investment finance	Korea
KB SPROTT Renewable Private Equity Fund I	37.69		5,795		5,142		5,142	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund	44.29		13,501		13,199		13,199	Investment finance	Korea
WJ Private Equity Fund I	26.95		10,000		9,756		9,756	Investment finance	Korea
All Together Korea Fund 2	99.99		100,000		100,130		100,130	Asset management	Korea

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

12.1 Investments in associates and joint ventures as of September 30, 2020 and December 31, 2019, are as follows: (cont’d)

(in millions of Korean won)	September 30, 2020
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
KB-NAU Special Situation Corporate Restructuring Private Equity Fund [1]	12.00	~~W~~	4,332	~~W~~	4,127	~~W~~	4,230	Asset management	Korea
JR GLOBAL REIT	26.70		219,493		219,493		219,493	Real estate industry	Korea
Project Vanilla Co., Ltd.	49.00		2,450		2,438		2,438	System software publishing	Korea
December & Company Inc.	17.60		20,400		20,400		20,400	System software publishing	Korea
Koreit Tower Real Estate Investment Trust Company	34.90		30,000		30,000		30,000	Real estate industry	Korea
IGIG NO371 Professional Investors’ Real Estate Investment Company	35.00		10,000		9,776		9,776	Real estate industry	Korea
2020 KB Fintech Renaissance Fund	5.05		550		549		549	Investment finance	Korea
Others			2,476		1,119		1,199

		~~W~~	868,814	~~W~~	878,852	~~W~~	892,315

(in millions of Korean won)	December 31, 2019
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
KB Pre IPO Secondary Venture Fund 1st [1]	15.19	~~W~~	1,137	~~W~~	1,705	~~W~~	1,705	Investment finance	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		138,013		136,168	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business investment Fund [2]	66.66		20,000		18,988		18,988	Investment finance	Korea
KB Star office Private real estate Investment Trust No.1	21.05		20,000		19,839		19,839	Investment finance	Korea
PT Bank Bukopin TBK	22.00		116,422		115,321		121,381	Banking and foreign exchange transaction	Indonesia
Balhae Infrastructure Company[1]	12.61		105,214		101,391		101,391	Investment finance	Korea
Aju Good Technology Venture Fund	38.46		19,998		23,016		23,016	Investment finance	Korea
SY Auto Capital Co., Ltd.	49.00		9,800		17,736		12,725	Installment loan	Korea
Incheon Bridge Co., Ltd. [1]	14.99		9,158		(14,746)		—	Operation of highways and related facilities	Korea
Big Dipper Co., Ltd.	29.33		440		10		125	Big data consulting	Korea
Paycoms Co., Ltd. [1,3]	11.70		800		17		45	System software publishing	Korea
Food Factory Co., Ltd. [4]	22.22		1,000		398		1,000	Farm product distribution industry	Korea
KBSP Private Equity Fund IV [1,2]	14.95		6,100		5,904		5,904	Investment finance	Korea
KB Private Equity FundIII [1]	15.69		8,000		7,754		7,754	Investment finance	Korea
Korea Credit Bureau Co., Ltd. [1]	9.00		4,500		5,991		5,991	Credit information	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2	25.00		12,970		13,616		13,616	Investment finance	Korea
Keystone-Hyundai Securities No. 1 Private Equity Fund [1]	4.49		1,908		1,625		1,625	Investment finance	Korea

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

12.1 Investments in associates and joint ventures as of September 30, 2020 and December 31, 2019, are as follows: (cont’d)

(in millions of Korean won)	December 31, 2019
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
KB Social Impact Investment Fund	30.00		1,500		1,465		1,465	Investment finance	Korea
KB-Solidus Global Healthcare Fund	43.33		42,697		45,021		45,718	Investment finance	Korea
POSCO-KB Shipbuilding Fund	31.25		7,500		6,847		6,847	Investment finance	Korea
KBTS Technology Venture Private Equity Fund [2]	56.00		19,824		19,731		19,731	Investment finance	Korea
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund [2]	42.55		21,250		20,504		19,752	Investment finance	Korea
KB-SJ Tourism Venture Fund [1,2]	18.52		3,000		2,761		2,761	Investment finance	Korea
UNION Media Commerce Fund	28.99		1,000		961		961	Investment finance	Korea
KB-Stonebridge Secondary Private Equity Fund [1]	14.56		5,215		4,944		4,944	Investment finance	Korea
KB SPROTT Renewable Private Equity Fund I	37.69		1,667		1,295		1,295	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund	44.29		450		417		417	Investment finance	Korea
A-PRO Co., Ltd.[1]	15.19	~~W~~	1,500	~~W~~	2,565	~~W~~	2,790	Manufacture of electric power storage system	Korea
GH Real Estate I LP	42.00		17,678		19,042		19,042	Asset management	Guernsey
Others			2,505		2,243		1,244

		~~W~~	577,113	~~W~~	584,374	~~W~~	598,240

[1]

As of September 30, 2020 and December 31, 2019, the Group is represented on the governing bodies of its associates. Therefore, the Group has a significant influence over the decision-making process relating to their financial and business policies.

[2]

In order to direct relevant activities, it is necessary to obtain the consent of the two co-operative members; the Group has applied the equity method as the Group cannot control the investee by itself.

[3]	The ownership of Paycoms Co., Ltd. would be 22.96% and 22.96% as of September 30, 2020 and December 31, 2019, respectively, considering the potential voting rights from convertible bond.
[4]	The ownership of Food Factory Co., Ltd. would be 30.00% and 30.00% as of September 30, 2020 and December 31, 2019, respectively, considering the potential voting rights from convertible bond.
[5]

In accordance with Korean IFRS 1028 Investments in Associates and Joint Ventures, the Group has applied exemption of equity method for Rainist Co., Ltd. and 26 others, and recognized them as financial assets at fair value through profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

12.2 The condensed financial information of major investments in associates and joint ventures as of September 30, 2020 and December 31, 2019, and for the nine-month periods ended September 30, 2020 and 2019, are as follows:

(In millions of Korean won)	September 30, 2020 *
	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains (losses)		Consolidated carrying amount
KB Pre IPO Secondary Venture Fund 1st	~~W~~	7,217	~~W~~	27	~~W~~	5,940	~~W~~	7,190	~~W~~	1,092	~~W~~	—	~~W~~	1,092
KB GwS Private Securities Investment Trust		538,342		497		425,814		537,845		143,821		(1,440)		142,381
KB-KDBC Pre-IPO New Technology Business Investment Fund		28,116		450		28,500		27,666		18,444		—		18,444
KB Star office Private real estate Investment Trust No.1		232,687		122,315		95,000		110,372		20,413		—		20,413
Balhae Infrastructure Company		802,931		1,837		841,784		801,094		100,979		—		100,979
Aju Good Technology Venture Fund		59,467		625		52,000		58,842		22,629		—		22,629
SY Auto Capital Co., Ltd.		89,895		51,967		20,000		37,928		18,585		(3,368)		15,217
Incheon Bridge Co., Ltd.		584,034		693,703		61,096		(109,669)		(16,439)		16,439		—
Big Dipper Co., Ltd.		316		256		1,750		60		15		98		113
Paycoms Co., Ltd.		2,690		2,073		855		617		72		126		198
Food Factory Co., Ltd.		7,262		4,525		450		2,737		408		849		1,257
KBSP Private Equity Fund IV		40,000		3		40,800		39,997		5,980		—		5,980
KB Private Equity Fund III		49,304		244		51,000		49,060		7,696		—		7,696
Korea Credit Bureau Co., Ltd.		114,062		34,707		10,000		79,355		7,142		—		7,142
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		43,085		2,872		38,960		40,213		10,053		—		10,053
Keystone-Hyundai Securities No. 1 Private Equity Fund		181,608		134,107		42,837		47,501		1,579		—		1,579
KB Social Impact Investment Fund		9,736		75		10,000		9,661		2,899		—		2,899
KB-Solidus Global Healthcare Fund		118,553		854		80,100		117,699		51,004		696		51,700
POSCO-KB Shipbuilding Fund		35,983		393		33,200		35,590		11,122		—		11,122
KBTS Technology Venture Private Equity Fund		35,025		3,509		29,600		31,516		17,649		580		18,229
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		51,262		307		50,760		50,955		21,683		(700)		20,983
KB-SJ Tourism Venture Fund		22,666		172		24,300		22,494		4,165		—		4,165
UNION Media Commerce Fund		3,318		6		3,450		3,312		960		—		960
KB-Stonebridge Secondary Private Equity Fund		74,442		486		77,425		73,956		10,772		—		10,772
KB SPROTT Renewable Private Equity Fund I		13,896		249		15,376		13,647		5,142		—		5,142
KB-UTC Inno-Tech Venture Fund		29,925		127		30,480		29,798		13,199		—		13,199
WJ Private Equity Fund I		36,365		170		37,100		36,195		9,756		—		9,756
All Together Korea Fund 2		100,153		13		100,010		100,140		100,130		—		100,130
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		35,172		779		36,100		34,393		4,127		103		4,230
JR GLOBAL REIT		—		—		—		—		219,493		—		219,493
Project Vanilla Co., Ltd.		5,001		102		5,000		4,899		2,438		—		2,438
December & Company Inc.		51,760		11,026		21,941		40,734		20,400		—		20,400
Koreit Tower Real Estate Investment Trust Company		30,000		—		30,000		30,000		30,000		—		30,000
IGIG NO371 Professional Investors’ Real Estate Investment Company		48,518		17,136		32,100		31,382		9,776		—		9,776
2020 KB Fintech Renaissance Fund		10,900		23		10,900		10,877		549		—		549

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

12.2 The condensed financial information of major investments in associates and joint ventures as of September 30, 2020 and December 31, 2019, and for the nine-month periods ended September 30, 2020 and 2019, are as follows: (cont’d)

(In millions of Korean won)	2020*
	Operating income		Profit (loss)		Other comprehensive income		Total comprehensive income (loss)		Dividends
KB Pre IPO Secondary Venture Fund 1st	~~W~~	167	~~W~~	(177)	~~W~~	—	~~W~~	(177)	~~W~~	—
KB GwS Private Securities Investment Trust		36,376		35,641		—		35,641		5,326
KB-KDBC Pre-IPO New Technology Business Investment Fund		644		(76)		—		(76)		—
KB Star office Private real estate Investment Trust No.1		6,319		2,729		—		2,729		—
Balhae Infrastructure Company		47,217		44,963		—		44,963		6,973
Aju Good Technology Venture Fund		3,356		(1,355)		—		(1,355)		—
SY Auto Capital Co., Ltd.		12,794		1,746		—		1,746		—
Incheon Bridge Co., Ltd.		57,026		(12,121)		—		(12,121)		—
Big Dipper Co., Ltd.		660		(224)		—		(224)		—
Paycoms Co., Ltd.		1,391		505		—		505		—
Food Factory Co., Ltd.		4,860		298		—		298		—
KBSP Private Equity Fund IV		4		508		—		508		—
KB Private Equity FundIII		—		(372)		—		(372)		—
Korea Credit Bureau Co., Ltd.		77,957		13,268		—		13,268		89
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		2,126		1,459		—		1,459		—
Keystone-Hyundai Securities No. 1 Private Equity Fund		12,286		(1,024)		—		(1,024)		—
KB Social Impact Investment Fund		6		(222)		—		(222)		—
KB-Solidus Global Healthcare Fund		8,002		(4,492)		—		(4,492)		—
POSCO-KB Shipbuilding Fund		5,327		4,479		—		4,479		—
KBTS Technology Venture Private Equity Fund		5,221		4,085		—		4,085		—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		3,591		1,533		—		1,533		—
KB-SJ Tourism Venture Fund		—		(516)		—		(516)		—
UNION Media Commerce Fund		—		(3)		—		(3)		—
KB-Stonebridge Secondary Private Equity Fund		8		(1,607)		—		(1,607)		—
KB SPROTT Renewable Private Equity Fund I		1		(743)		—		(743)		—
KB-UTC Inno-Tech Venture Fund		—		607		—		607		—
WJ Private Equity Fund I		1		(905)		—		(905)		—
All Together Korea Fund 2		163		130		—		130		—
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		1		(1,707)		—		(1,707)		—
Project Vanilla Co., Ltd.		—		(24)		—		(24)		—
IGIG NO371 Professional Investors’ Real Estate Investment Company		—		(718)		—		(718)		—
2020 KB Fintech Renaissance Fund		—		(23)		—		(23)		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

12.2 The condensed financial information of major investments in associates and joint ventures as of September 30, 2020 and December 31, 2019, and for the nine-month periods ended September 30, 2020 and 2019, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2019*
	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains (losses)		Consolidated carrying amount
KB Pre IPO Secondary Venture Fund 1st	~~W~~	11,237	~~W~~	20	~~W~~	8,690	~~W~~	11,217	~~W~~	1,705	~~W~~	—	~~W~~	1,705
KB GwS Private Securities Investment Trust		522,865		741		425,814		522,124		138,013		(1,845)		136,168
KB-KDBC Pre-IPO New Technology Business Investment Fund		29,086		603		30,000		28,483		18,988		—		18,988
KB Star office Private real estate Investment Trust No.1		218,611		122,465		95,000		96,146		19,839		—		19,839
PT Bank Bukopin TBK		8,148,013		7,623,829		106,536		524,184		115,321		6,060		121,381
Balhae Infrastructure Company		806,218		1,854		834,695		804,364		101,391		—		101,391
Aju Good Technology Venture Fund		60,675		828		52,000		59,847		23,016		—		23,016
SY Auto Capital Co., Ltd.		88,611		52,415		20,000		36,196		17,736		(5,011)		12,725
Incheon Bridge Co., Ltd.		609,194		707,563		61,096		-98,369		-14,746		14,746		—
Big Dipper Co., Ltd.		370		336		1,500		34		10		115		125
A-PRO Co., Ltd.		47,164		30,281		2,468		16,883		2,565		225		2,790
Paycoms Co., Ltd.		1,763		1,620		855		143		17		28		45
Food Factory Co., Ltd.		5,587		3,797		450		1,790		398		602		1,000
KBSP Private Equity Fund IV		39,492		2		40,800		39,490		5,904		—		5,904
KB Private Equity Fund III		49,437		4		51,000		49,433		7,754		—		7,754
Korea Credit Bureau Co., Ltd.		96,855		30,289		10,000		66,566		5,991		—		5,991
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		55,524		1,063		51,880		54,461		13,616		—		13,616
Keystone-Hyundai Securities No. 1 Private Equity Fund		187,156		153,842		42,837		33,314		1,625		—		1,625
KB Social Impact Investment Fund		4,885		3		5,000		4,882		1,465		—		1,465
KB-Solidus Global Healthcare Fund		103,896		5		61,800		103,891		45,021		697		45,718
POSCO-KB Shipbuilding Fund		21,916		4		24,000		21,912		6,847		—		6,847
GH Real Estate I LP		45,340		61		42,093		45,279		19,042		—		19,042
KBTS Technology Venture Private Equity Fund		36,445		1,212		35,400		35,233		19,731		—		19,731
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		48,369		185		51,700		48,184		20,504		(752)		19,752
KB-SJ Tourism Venture Fund		14,914		4		16,200		14,910		2,761		—		2,761
UNION Media Commerce Fund		3,318		4		3,450		3,314		961		—		961
KB-Stonebridge Secondary Private Equity Fund		34,450		507		35,805		33,943		4,944		—		4,944
KB SPROTT Renewable Private Equity Fund I		3,686		249		9,640		3,437		1,295		—		1,295
KB-UTC Inno-Tech Venture Fund		1,016		75		1,016		941		417		—		417

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

12.2 The condensed financial information of major investments in associates and joint ventures as of September 30, 2020 and December 31, 2019, and for the nine-month periods ended September 30, 2020 and 2019, are as follows: (cont’d)

(In millions of Korean won)	2019*
	Operating income		Profit (loss)		Other comprehensive income		Total comprehensive income (loss)		Dividends
KB Pre IPO Secondary Venture Fund 1st	~~W~~	888	~~W~~	691	~~W~~	—	~~W~~	691	~~W~~	—
KB GwS Private Securities Investment Trust		31,878		31,146		—		31,146		9,297
KB-KDBC Pre-IPO New Technology Business Investment Fund		1,356		(134)		—		(134)		—
KB Star office Private real estate Investment Trust No.1		10,577		4,466		—		4,466		624
PT Bank Bukopin TBK		457,258		(53,245)		50,971		(2,274)		—
Balhae Infrastructure Company		46,475		(1,323)		—		(1,323)		6,855
Aju Good Technology Venture Fund		7,480		7,300		—		7,300		—
SY Auto Capital Co., Ltd.		14,988		4,366		—		4,366		—
Incheon Bridge Co., Ltd.		80,192		7,354		—		7,354		—
Big Dipper Co., Ltd.		465		(371)		—		(371)		—
A-PRO Co., Ltd.		21,751		2,266		—		2,266		—
Paycoms Co., Ltd.		262		(343)		—		(343)		—
Food Factory Co., Ltd.		4,409		465		—		465		—
KB Private Equity Fund III		—		(366)		—		(366)		—
Korea Credit Bureau Co., Ltd.		66,134		9,960		—		9,960		135
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		1,974		(753)		—		(753)		—
Keystone-Hyundai Securities No. 1 Private Equity Fund		12,772		(30)		—		(30)		—
KB Social Impact Investment Fund		3		(43)		—		(43)		—
POSCO-KB Shipbuilding Fund		1,397		(191)		—		(191)		—
GH Real Estate I LP		8,091		2,664		1,156		3,820		—
KBTS Technology Venture Private Equity Fund		1,234		483		—		483		—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		98		(2,471)		—		(2,471)		—
KB-SJ Tourism Venture Fund		—		(501)		—		(501)		—
UNION Media Commerce Fund		—		(3)		—		(3)		—
KB-Stonebridge Secondary Private Equity Fund		3		(1,699)		—		(1,699)		—
KB SPROTT Renewable Private Equity Fund I		—		(740)		—		(740)		—

*

The amounts included in the financial statements of the associates and joint ventures are adjusted to reflect adjustments made by the entity, such as, fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

12.3 Changes in investments in associates and joint ventures for the nine-month periods ended September 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity- method accounting		Other compre- hensive income		Ending
KB Pre IPO Secondary Venture Fund 1st	~~W~~	1,705	~~W~~	—	~~W~~	(586)	~~W~~	—	~~W~~	(27)	~~W~~	—	~~W~~	1,092
KB GwS Private Securities Investment Trust		136,168		—		—		(5,326)		11,539		—		142,381
KB-KDBC Pre-IPO New Technology Business Investment Fund		18,988		—		(999)		—		455		—		18,444
KB Star office Private real estate Investment Trust No.1		19,839		—		—		—		574		—		20,413
PT Bank Bukopin TBK		121,381		43,909		(72,111)		—		(88,392)		(4,787)		—
Balhae Infrastructure Company		101,391		893		—		(6,973)		5,668		—		100,979
Aju Good Technology Venture Fund		23,016		—		—		—		(387)		—		22,629
SY Auto Capital Co., Ltd.		12,725		—		—		—		2,471		21		15,217
Big Dipper Co., Ltd.		125		—		—		—		(12)		—		113
Paycoms Co., Ltd.		45		—		—		—		153		—		198
Food Factory Co., Ltd.		1,000		—		—		—		223		34		1,257
KBSP Private Equity Fund IV		5,904		—		—		—		76		—		5,980
KB Private Equity Fund III		7,754		—		—		—		(58)		—		7,696
Korea Credit Bureau Co., Ltd.		5,991		—		—		(89)		1,240		—		7,142
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		13,616		—		(3,231)		—		(332)		—		10,053

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

12.3 Changes in investments in associates and joint ventures for the nine-month periods ended September 30, 2020 and 2019, are as follows: (cont’d)

(In millions of Korean won)	2020
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity- method accounting		Other compre- hensive income (loss)		Ending
Keystone-Hyundai Securities No. 1 Private Equity Fund	~~W~~	1,625	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(46)	~~W~~	—	~~W~~	1,579
KB Social Impact Investment Fund		1,465		1,500		—		—		(66)		—		2,899
KB-Solidus Global Healthcare Fund		45,718		10,920		(2,990)		—		(1,948)		—		51,700
POSCO-KB Shipbuilding Fund		6,847		5,000		(2,125)		—		1,400		—		11,122
KBTS Technology Venture Private Equity Fund		19,731		1,840		(4,508)		—		1,251		(85)		18,229
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		19,752		—		(350)		—		1,581		—		20,983
KB-SJ Tourism Venture Fund		2,761		1,500		—		—		(96)		—		4,165
UNION Media Commerce Fund		961		—		—		—		(1)		—		960
KB-Stonebridge Secondary Private Equity Fund		4,944		6,062		—		—		(234)		—		10,772
KB SPROTT Renewable Private Equity Fund I		1,295		4,128		—		—		(281)		—		5,142
KB-UTC Inno-Tech Venture Fund		417		13,051		—		—		(269)		—		13,199
WJ Private Equity Fund I		—		10,000		—		—		(244)		—		9,756
All Together Korea Fund 2		—		100,000		—		—		130		—		100,130
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		—		4,332		—		—		(102)		—		4,230
JR GLOBAL REIT		—		219,493		—		—		—		—		219,493
Project Vanilla Co., Ltd.		—		10,000		—		—		(224)		—		9,776
December & Company Inc.		—		30,000		—		—		—		—		30,000

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

12.3 Changes in investments in associates and joint ventures for the nine-month periods ended September 30, 2020 and 2019, are as follows: (cont’d)

(In millions of Korean won)	2020
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity- method accounting		Other compre- hensive income (loss)		Ending
Koreit Tower Real Estate Investment Trust Company	~~W~~	—	~~W~~	2,450	~~W~~	—	~~W~~	—	~~W~~	(12)	~~W~~	—	~~W~~	2,438
IGIG NO371 Professional Investors’ Real Estate Investment Company		—		20,400		—		—		—		—		20,400
2020 KB Fintech Renaissance Fund		—		550		—		—		(1)		—		549
Others		23,076		—		(21,861)		—		(17)		1		1,199

	~~W~~	598,240	~~W~~	486,028	~~W~~	(108,761)	~~W~~	(12,388)	~~W~~	(65,988)	~~W~~	(4,816)	~~W~~	892,315

*	Gain on disposal of investments in associates and joint ventures for the nine-month period ended September 30, 2020 is ~~W~~ 11,491 million.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

12.3 Changes in investments in associates and joint ventures for the nine-month periods ended September 30, 2020 and 2019, are as follows: (cont’d)

(In millions of Korean won)	2019
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity- method accounting		Other compre- hensive income		Ending
KB Pre IPO Secondary Venture Fund 1st	~~W~~	1,649	~~W~~	—	~~W~~	(316)	~~W~~	—	~~W~~	105	~~W~~	—	~~W~~	1,438
KB GwS Private Securities Investment Trust		134,362		—		—		(9,297)		8,327		—		133,392
KB-KDBC Pre-IPO New Technology Business Investment Fund		14,594		5,000		—		—		(270)		—		19,324
KB Star office Private real estate Investment Trust No.1		19,839		—		—		(624)		940		—		20,155
PT Bank Bukopin TBK		113,932		—		—		—		(11,714)		11,641		113,859
Balhae Infrastructure Company		108,050		592		—		(6,855)		(167)		—		101,620
Aju Good Technology Venture Fund		18,134		—		—		—		2,755		—		20,889
SY Auto Capital Co., Ltd.		10,672		—		—		—		1,659		—		12,331
Big Dipper Co., Ltd.		280		—		—		—		(108)		—		172
A-PRO Co., Ltd.		1,403		—		—		—		577		38		2,018
Paycoms Co., Ltd.		103		—		—		—		(57)		—		46
Food Factory Co., Ltd.		928		—		—		—		72		—		1,000
KBSP Private Equity Fund IV		—		6,100		—		—		—		—		6,100
KB Private Equity Fund III		7,830		—		—		—		(57)		—		7,773
Korea Credit Bureau Co., Ltd.		5,941		—		—		(135)		948		—		6,754
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		14,601		—		—		—		(196)		—		14,405
Keystone-Hyundai Securities No. 1 Private Equity Fund		1,581		—		—		—		(2)		—		1,579
KB Social Impact Investment Fund		—		1,500		—		—		(13)		—		1,487
POSCO-KB Shipbuilding Fund		4,463		2,500		—		—		(59)		—		6,904

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

12.3 Changes in investments in associates and joint ventures for the nine-month periods ended September 30, 2020 and 2019, are as follows: (cont’d)

(In millions of Korean won)	2019
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity- method accounting		Other compre- hensive income		Ending
GH Real Estate I LP	~~W~~	17,252	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,119	~~W~~	485	~~W~~	18,856
KBTS Technology Venture Private Equity Fund		13,777		4,752		(1,200)		—		271		—		17,600
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		7,930		8,000		—		—		(1,050)		—		14,880
KB-SJ Tourism Venture Fund		1,386		1,500		—		—		(92)		—		2,794
UNION Media Commerce Fund		962		—		—		—		(1)		—		961
KB-Stonebridge Secondary Private Equity Fund		—		7,070		—		—		(250)		—		6,820
KB SPROTT Renewable Private Equity Fund I		—		473		—		—		(279)		—		194
Others		5,263		407		(4,444)		—		(176)		211		1,261

	~~W~~	504,932	~~W~~	37,894	~~W~~	(5,960)	~~W~~	(16,911)	~~W~~	2,282	~~W~~	12,375	~~W~~	534,612

*	Gain on disposal of investments in associates and joint ventures for the nine-month period ended September 30, 2019 is ~~W~~ 3,641 million.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

13. Property and Equipment, and Investment Property

13.1 Details of property and equipment as of September 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	September 30, 2020
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	2,675,191	~~W~~	—	~~W~~	(1,018)	~~W~~	2,674,173
Buildings		2,400,536		(816,409)		(5,859)		1,578,268
Leasehold improvements		919,571		(813,360)		—		106,211
Equipment and vehicles		2,012,136		(1,680,463)		—		331,673
Construction in progress		243,147		—		—		243,147
Right-of-use assets		1,012,911		(479,277)		—		533,634

	~~W~~	9,263,492	~~W~~	(3,789,509)	~~W~~	(6,877)	~~W~~	5,467,106

(In millions of Korean won)	December 31, 2019
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	2,431,812	~~W~~	—	~~W~~	(1,018)	~~W~~	2,430,794
Buildings		2,265,929		(757,147)		(5,859)		1,502,923
Leasehold improvements		865,531		(749,407)		—		116,124
Equipment and vehicles		1,867,739		(1,487,386)		—		380,353
Construction in progress		86,303		—		—		86,303
Right-of-use assets		854,327		(302,269)		(1,178)		550,880

	~~W~~	8,371,641	~~W~~	(3,296,209)	~~W~~	(8,055)	~~W~~	5,067,377

13.2 Details of investment property as of September 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	September 30, 2020
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	1,737,928	~~W~~	—	~~W~~	—	~~W~~	1,737,928
Buildings		1,282,981		(127,466)		—		1,155,515

	~~W~~	3,020,909	~~W~~	(127,466)	~~W~~	—	~~W~~	2,893,443

(In millions of Korean won)	December 31, 2019
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	1,537,240	~~W~~	—	~~W~~	—	~~W~~	1,537,240
Buildings		1,463,736		(172,988)		—		1,290,748

	~~W~~	3,000,976	~~W~~	(172,988)	~~W~~	—	~~W~~	2,827,988

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

14. Intangible Assets

14.1 Details of intangible assets as of September 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)
	September 30, 2020
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Other		Carrying amount
Goodwill	~~W~~	844,824	~~W~~	—	~~W~~	(70,517)	~~W~~	(14,007)	~~W~~	760,300
Other intangible assets		4,702,259		(2,231,913)		(28,594)		—		2,441,752

	~~W~~	5,547,083	~~W~~	(2,231,913)	~~W~~	(99,111)	~~W~~	(14,007)	~~W~~	3,202,052

(In millions of Korean won)
	December 31, 2019
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Other		Carrying amount
Goodwill	~~W~~	346,314	~~W~~	—	~~W~~	(70,517)	~~W~~	(56)	~~W~~	275,741
Other intangible assets		4,420,371		(1,926,647)		(31,652)		—		2,462,072

	~~W~~	4,766,685	~~W~~	(1,926,647)	~~W~~	(102,169)	~~W~~	(56)	~~W~~	2,737,813

14.2 Details of goodwill as of September 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	September 30, 2020				December 31, 2019
	Acquisition cost		Carrying amount [2]		Acquisition cost		Carrying amount
Housing & Commercial Bank	~~W~~	65,288	~~W~~	65,288	~~W~~	65,288	~~W~~	65,288
KB Cambodia Bank		1,202		—		1,202		—
KB Securities Co., Ltd. [1]		70,265		58,889		70,265		58,889
KB Capital Co., Ltd.		79,609		79,609		79,609		79,609
KB Savings Bank Co., Ltd.		115,343		57,404		115,343		57,404
KB Securities Vietnam Joint Stock Company		13,092		13,144		13,092		12,987
KB Daehan Specialized Bank PLC.		1,515		1,585		1,515		1,564
PRASAC Microfinance Institution PLC.		396,942		384,591		—		—
PT Sunindo Kookmin Best Finance		2,963		2,963		—		—
PT Bank Bukopin TBK		46,785		46,785		—		—
PT. KB Finansia Multi Finance		51,820		50,042		—		—

	~~W~~	844,824	~~W~~	760,300	~~W~~	346,314	~~W~~	275,741

[1]	The amount occurred from formerly known as KB Investment & Securities Co., Ltd.
[2]	Includes the effect of exchange rate changes

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

14.3 Details of intangible assets, excluding goodwill, as of September 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	September 30, 2020
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	~~W~~	6,839	~~W~~	(3,291)	~~W~~	(960)	~~W~~	2,588
Software		1,593,013		(1,200,698)		—		392,315
Other intangible assets		671,977		(279,829)		(27,634)		364,514
Value of Business Acquired (VOBA)		2,395,290		(717,833)		—		1,677,457
Right-of-use assets		35,140		(30,262)		—		4,878

	~~W~~	4,702,259	~~W~~	(2,231,913)	~~W~~	(28,594)	~~W~~	2,441,752

(In millions of Korean won)	December 31, 2019
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	~~W~~	5,802	~~W~~	(2,930)	~~W~~	(19)	~~W~~	2,853
Software		1,428,655		(1,055,136)		—		373,519
Other intangible assets		555,424		(257,274)		(31,633)		266,517
Value of Business Acquired (VOBA)		2,395,290		(585,805)		—		1,809,485
Right-of-use assets		35,200		(25,502)		—		9,698

	~~W~~	4,420,371	~~W~~	(1,926,647)	~~W~~	(31,652)	~~W~~	2,462,072

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

15. Deferred Income Tax Assets and Liabilities

Details of deferred income tax assets and liabilities as of September 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	September 30, 2020
	Assets		Liabilities		Net amount
Other provisions	~~W~~	135,268	~~W~~	—	~~W~~	135,268
Allowances for loan losses		11,980		(3,436)		8,544
Impairment losses on property and equipment		5,485		(1,953)		3,532
Share-based payments		14,410		—		14,410
Provisions for guarantees		14,027		—		14,027
Losses (gains) from valuation on derivative financial instruments		47,726		(113,237)		(65,511)
Present value discount		11,364		(4,268)		7,096
Losses from fair value hedged items		37,887		—		37,887
Accrued interest		—		(120,575)		(120,575)
Deferred loan origination fees and costs		14,632		(222,716)		(208,084)
Advanced depreciation provision		—		(1,703)		(1,703)
Losses (gains) from revaluation		338		(321,773)		(321,435)
Investments in subsidiaries and others		53,197		(107,255)		(54,058)
Losses (gains) on valuation of security investment		68,567		(1,120,167)		(1,051,600)
Defined benefit liabilities		599,032		(7,171)		591,861
Accrued expenses		209,392		—		209,392
Retirement insurance expense		—		(494,857)		(494,857)
Adjustments to the prepaid contributions		—		(27,689)		(27,689)
Derivative-linked securities		34,138		(36,843)		(2,705)
Others		1,085,974		(812,514)		273,460

		2,343,417		(3,396,157)		(1,052,740)

Offsetting of deferred income tax assets and liabilities		(2,288,551)		2,288,551		—

	~~W~~	54,866	~~W~~	(1,107,606)	~~W~~	(1,052,740)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

15. Deferred Income Tax Assets and Liabilities (cont’d)

(In millions of Korean won)	December 31, 2019
	Assets		Liabilities		Net amount
Other provisions	~~W~~	115,500	~~W~~	—	~~W~~	115,500
Allowances for loan losses		451		(3,266)		(2,815)
Impairment losses on property and equipment		4,396		(1,952)		2,444
Share-based payments		18,002		—		18,002
Provisions for guarantees		20,959		—		20,959
Losses (gains) from valuation on derivative financial instruments		51,160		(158,604)		(107,444)
Present value discount		8,244		(4,201)		4,043
Losses from fair value hedged items		12,123		—		12,123
Accrued interest		—		(110,359)		(110,359)
Deferred loan origination fees and costs		531		(199,000)		(198,469)
Advanced depreciation provision		—		(1,703)		(1,703)
Losses (gains) from revaluation		549		(329,331)		(328,782)
Investments in subsidiaries and others		35,306		(105,470)		(70,164)
Losses (gains) on valuation of security investment		39,949		(265,934)		(225,985)
Defined benefit liabilities		557,423		—		557,423
Accrued expenses		249,999		—		249,999
Retirement insurance expense		—		(489,602)		(489,602)
Adjustments to the prepaid contributions		—		(22,897)		(22,897)
Derivative-linked securities		131,259		(34,635)		96,624
Others		469,540		(762,633)		(293,093)

		1,715,391		(2,489,587)		(774,196)

Offsetting of deferred income tax assets and liabilities		(1,711,794)		1,711,794		—

	~~W~~	3,597	~~W~~	(777,793)	~~W~~	(774,196)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

16. Assets Held for Sale

Details of assets held for sale as of September 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	September 30, 2020
	Acquisition cost *		Accumulated impairment		Carrying amount		Fair value less costs to sell
Land held for sale	~~W~~	92,778	~~W~~	(9,112)	~~W~~	83,666	~~W~~	94,064
Buildings held for sale		155,359		(38,801)		116,558		124,072
Other assets held for sale		11,123		(6,090)		5,033		5,384

	~~W~~	259,260	~~W~~	(54,003)	~~W~~	205,257	~~W~~	223,520

(In millions of Korean won)	December 31, 2019
	Acquisition cost *		Accumulated impairment		Carrying amount		Fair value less costs to sell
Land held for sale	~~W~~	14,542	~~W~~	(1,530)	~~W~~	13,012	~~W~~	14,374
Buildings held for sale		11,391		(1,252)		10,139		12,396

	~~W~~	25,933	~~W~~	(2,782)	~~W~~	23,151	~~W~~	26,770

*	Acquisition cost of buildings held for sale is net of accumulated depreciation.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

17. Other Assets

17.1 Details of other assets as of September 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	September 30, 2020		December 31, 2019
Other financial assets
Other receivables	~~W~~	12,002,804	~~W~~	5,792,814
Accrued income		1,866,160		1,659,182
Guarantee deposits		1,118,589		1,146,000
Domestic exchange settlement debits		409,256		531,356
Others		122,813		129,039
Allowances		(121,285)		(104,629)
Present value discount		(6,765)		(6,703)

		15,391,572		9,147,059

Other non-financial assets
Other receivables		3,602		1,294
Prepaid expenses		328,289		198,893
Guarantee deposits		4,071		4,084
Insurance assets		2,048,285		1,662,016
Separate account assets		9,312,879		5,052,804
Others		3,020,141		2,173,693
Allowances		(17,710)		(24,235)

		14,699,557		9,068,549

	~~W~~	30,091,129	~~W~~	18,215,608

17.2 Changes in allowances on other assets for the nine-month periods ended September 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Other financial assets		Other non- financial assets		Total
Beginning	~~W~~	104,629	~~W~~	24,235	~~W~~	128,864
Written-off		(2,305)		(8,384)		(10,689)
Provision (reversal)		22,295		1,723		24,018
Business Combination		7,191		—		7,191
Others		(10,525)		136		(10,389)

Ending	~~W~~	121,285	~~W~~	17,710	~~W~~	138,995

(In millions of Korean won)	2019
	Other financial assets		Other non- financial assets		Total
Beginning	~~W~~	106,275	~~W~~	24,780	~~W~~	131,055
Written-off		(5,356)		(148)		(5,504)
Provision (reversal)		8,791		(395)		8,396
Others		(5,222)		—		(5,222)

Ending	~~W~~	104,488	~~W~~	24,237	~~W~~	128,725

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

18. Financial Liabilities at Fair Value through Profit or Loss

18.1 Details of financial liabilities at fair value through profit or loss, and financial liabilities designated at fair value through profit or loss as of September 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	September 30, 2020		December 31, 2019
Financial liabilities held for trading
Securities sold	~~W~~	2,425,602	~~W~~	2,583,092
Other		85,172		80,235

		2,510,774		2,663,327

Financial liabilities designated at fair value through profit or loss
Derivative-linked securities		10,759,859		12,704,826

		10,759,859		12,704,826

Total financial liabilities at fair value through profit or loss	~~W~~	13,270,633	~~W~~	15,368,153

18.2 The difference between the carrying amount and contractual cash flow amount of financial liabilities designated at fair value through profit or loss as of September 30, 2020 and December 31, 2019 is as follows:

(In millions of Korean won)	September 30, 2020		December 31, 2019
Contractual cash flow amount	~~W~~	10,525,660	~~W~~	12,515,734
Carrying amount		10,759,859		12,704,826

Difference	~~W~~	(234,199)	~~W~~	(189,092)

19. Deposits

19.1 Details of deposits as of September 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	September 30, 2020		December 31, 2019
Demand deposits
Demand deposits in Korean won	~~W~~	151,730,900	~~W~~	127,790,349
Demand deposits in foreign currencies		13,070,675		8,550,068

		164,801,575		136,340,417

Time deposits
Time deposits in Korean won		158,128,550		157,653,603

		158,128,550		157,653,603

Time deposits in foreign currencies		11,755,928		7,377,173
Fair value adjustments on valuation of fair value hedged items		6,369		(18,391)

		11,762,297		7,358,782

		169,890,847		165,012,385

Certificates of deposits		3,294,200		4,239,969

Total deposits	~~W~~	337,986,622	~~W~~	305,592,771

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

20. Debts

20.1 Details of debts as of September 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	September 30, 2020		December 31, 2019
Borrowings	~~W~~	32,836,695	~~W~~	24,370,567
Repurchase agreements and others		14,355,189		13,015,506
Call money		606,065		432,787

	~~W~~	47,797,949	~~W~~	37,818,860

20.2 Details of borrowings as of September 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)		Lenders	Annual interest rate (%)	September 30, 2020		December 31, 2019
Borrowings in Korean won	Borrowings from Bank of Korea	Bank of Korea	0.25	~~W~~	5,689,756	~~W~~	2,649,851
	Borrowings from the government	SEMAS and others	0.00 ~ 2.70		2,448,879		1,658,810
	Borrowings from banks	Shinhan Bank and others	1.24 ~ 3.36		195,160		116,160
	Borrowings from non-banking financial institutions	Korea Securities Finance Corporation and others	0.20 ~ 4.50		2,347,333		1,982,242
	Other borrowings	The Korea Development Bank and others	0.00 ~ 5.20		9,913,002		8,022,921

					20,594,130		14,429,984

Borrowings in foreign currencies	Due to banks	Commonwealth Bank of Australia and others	—		7,542		4,682
	Borrowings from banks	Central Bank of Uzbekistan and others	0.00 ~ 14.00		10,925,183		8,089,368
	Borrowings from other financial institutions	The Export-Import Bank of Korea and others	0.80 ~ 1.70		13,954		7,081
	Other borrowings	The Bank of New York Mellon and others	0.00 ~ 2.80		1,295,886		1,839,452

					12,242,565		9,940,583

				~~W~~	32,836,695	~~W~~	24,370,567

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

21. Debentures

21.1 Details of debentures as of September 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	Annual interest rate (%)	September 30, 2020		December 31, 2019
Debentures in Korean won
Structured debentures	5.65 ~ 5.86	~~W~~	2,960	~~W~~	33,310
Exchangeable bonds *	0.00		240,000		—
Subordinated fixed rate debentures	1.18 ~ 4.35		4,154,682		3,386,590
Fixed rate debentures	0.00 ~ 3.50		46,314,020		40,596,755
Floating rate debentures	0.00 ~ 1.52		2,320,000		1,580,000

			53,031,662		45,596,655
Fair value adjustments on fair value hedged debentures in Korean won			31,508		21,070
Less: Discount on debentures in Korean won			(33,529)		(30,029)
Less: Adjustment for exchangeable rights in Korean won			(15,767)		—

			53,013,874		45,587,696

Debentures in foreign currencies
Floating rate debentures	0.65 ~ 1.55		2,275,417		2,227,607
Fixed rate debentures	0.00 ~ 13.50		4,887,867		3,094,196

			7,163,284		5,321,803
Fair value adjustments on fair value hedged debentures in foreign currencies			99,893		41,406
Less: Discount on debentures in foreign currencies			(22,560)		(15,322)

			7,240,617		5,347,887

		~~W~~	60,254,491	~~W~~	50,935,583

*

Fair value of the liability component of exchangeable bonds is calculated by using market interest rates of bonds under the same conditions without the exchangeable rights. The residual amount after deducting the liability component from the issuance amount, represents the value of the exchangeable rights and is recorded in equity. Shares to be exchanged are 5 million treasury shares of KB Financial Group Inc. with the exchange price of ~~W~~ 48,000. Exercise period for exchangeable rights is from the 60th day from the issuance date to 10 days before the expiration date.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

21.2 Changes in debentures based on face value for the nine-month periods ended September 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Beginning		Issues		Repayments		Business Combination		Others		Ending
Debentures in Korean won
Structured debentures	~~W~~	33,310	~~W~~	—	~~W~~	(350)	~~W~~	—	~~W~~	(30,000)	~~W~~	2,960
Exchangeable bonds		—		240,000		—		—		—		240,000
Subordinated fixed rate debentures		3,386,590		1,470,000		(701,908)		—		—		4,154,682
Fixed rate debentures		40,596,755		83,630,874		(77,913,609)		—		—		46,314,020
Floating rate debentures		1,580,000		1,040,000		(300,000)		—		—		2,320,000

		45,596,655		86,380,874		(78,915,867)		—		(30,000)		53,031,662

Debentures in foreign currencies
Floating rate debentures		2,227,607		602,943		(577,498)		—		22,365		2,275,417
Fixed rate debentures		3,094,196		1,697,205		(186,646)		277,087		6,025		4,887,867

		5,321,803		2,300,148		(764,144)		277,087		28,390		7,163,284

	~~W~~	50,918,458	~~W~~	88,681,022	~~W~~	(79,680,011)	~~W~~	277,087	~~W~~	(1,610)	~~W~~	60,194,946

(In millions of Korean won)	2019
	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Structured debentures	~~W~~	34,320	~~W~~	—	~~W~~	(700)	~~W~~	—	~~W~~	33,620
Subordinated fixed rate debentures		3,437,729		—		(50,644)		—		3,387,085
Fixed rate debentures		43,466,085		69,635,552		(72,747,371)		—		40,354,266
Floating rate debentures		1,650,000		270,000		(640,000)		—		1,280,000

		48,588,134		69,905,552		(73,438,715)		—		45,054,971

Debentures in foreign currencies
Floating rate debentures		1,791,868		532,380		(33,199)		20,252		2,311,301
Fixed rate debentures		2,951,251		560,639		(590,950)		246,965		3,167,905

		4,743,119		1,093,019		(624,149)		267,217		5,479,206

	~~W~~	53,331,253	~~W~~	70,998,571	~~W~~	(74,062,864)	~~W~~	267,217	~~W~~	50,534,177

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

22. Provisions

22.1 Details of provisions as of September 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	September 30, 2020		December 31, 2019
Provisions for unused loan commitments	~~W~~	297,146	~~W~~	208,148
Provisions for payment guarantees		50,400		77,759
Provisions for financial guarantee contracts		6,097		6,063
Provisions for restoration cost		127,056		120,340
Others		125,218		115,619

	~~W~~	605,917	~~W~~	527,929

22.2 Changes in provisions for unused loan commitments, payment guarantees for the nine-month periods ended September 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Provisions for unused loan commitments						Provisions for payment guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired
Beginning	~~W~~	127,297	~~W~~	71,464	~~W~~	9,387	~~W~~	24,961	~~W~~	36,012	~~W~~	16,786
Transfer between stages
Transfer to 12-month expected credit losses		22,532		(20,724)		(1,808)		165		(162)		(3)
Transfer to lifetime expected credit losses		(8,968)		11,296		(2,328)		(470)		470		—
Impairment		(294)		(3,316)		3,610		(5)		(456)		461
Provision (reversal) for credit losses *		15,149		52,583		(167)		1,555		(22,688)		(4,985)
Business Combination		19,426		—		—		—		—		—
Others (change of exchange rate, etc.)		1,412		595		—		(921)		(394)		74

Ending	~~W~~	176,554	~~W~~	111,898	~~W~~	8,694	~~W~~	25,285	~~W~~	12,782	~~W~~	12,333

*

Includes provision related to COVID-19 : Provisions for unused loan commitments ~~W~~ 42,080 million (updating the forward-looking information ~~W~~ 15,049 million, extending the range of the subject applying lifetime expected credit losses(Non-impaired) ~~W~~ 27,031 million), Provisions for payment guarantees ~~W~~ 4,760 million (updating the forward-looking information).

(In millions of Korean won)	2019
	Provisions for unused loan commitments						Provisions for payment guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired
Beginning	~~W~~	132,876	~~W~~	68,920	~~W~~	8,881	~~W~~	27,084	~~W~~	30,109	~~W~~	17,982
Transfer between stages
Transfer to 12-month expected credit losses		31,002		(29,727)		(1,275)		359		(359)		—
Transfer to lifetime expected credit losses		(15,525)		15,900		(375)		(966)		1,050		(84)
Impairment		(349)		(1,384)		1,733		(24)		(280)		304
Provision (reversal) for credit losses		(21,657)		19,756		(1,466)		1,008		7,178		—
Others (change of exchange rate, etc.)		711		474		—		545		517		296

Ending	~~W~~	127,058	~~W~~	73,939	~~W~~	7,498	~~W~~	28,006	~~W~~	38,215	~~W~~	18,498

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

22.3 Changes in provisions for financial guarantee contracts for the nine-month periods ended September 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Beginning	~~W~~	6,063	~~W~~	4,275
Provision (reversal)		34		2,396
Others		—		(77)

Ending	~~W~~	6,097	~~W~~	6,594

22.4 Changes in provisions for restoration cost for the nine-month periods ended September 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Beginning	~~W~~	120,340	~~W~~	108,000
Provision		12,935		4,067
Reversal		(2,451)		(7,011)
Used		(7,937)		(3,427)
Unwinding of discount		1,786		1,508
Change of discount rate		(2)		—
Business Combination		2,385		—

Ending	~~W~~	127,056	~~W~~	103,137

Provisions for restoration cost are the present value of estimated costs to be incurred for the restoration of the leased properties. Actual expenses are expected to be incurred at the end of each lease contract. Three-year historical data of expired leases were used to estimate the average lease period. Also, the average restoration expense based on actual three-year historical data and the three-year historical average inflation rate were used to estimate the present value of estimated costs.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

22.5 Changes in other provisions for the nine-month periods ended September 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Membership rewards program		Dormant accounts		Litigations		Others*		Total
Beginning	~~W~~	14,669	~~W~~	3,579	~~W~~	28,690	~~W~~	68,681	~~W~~	115,619
Increase		56,506		1,938		2,303		34,392		95,139
Decrease		(51,506)		(2,347)		(5,788)		(31,054)		(90,695)
Business Combination		—		—		2,366		2,789		5,155

Ending	~~W~~	19,669	~~W~~	3,170	~~W~~	27,571	~~W~~	74,808	~~W~~	125,218

*	As of September 30, 2020, the Group’s provision on incomplete sales on cardssurance are ~~W~~ 1,339 million.

(In millions of Korean won)	2019
	Membership rewards program		Dormant accounts		Litigations		Others*		Total
Beginning	~~W~~	12,654	~~W~~	4,377	~~W~~	21,190	~~W~~	89,511	~~W~~	127,732
Increase		39,186		1,847		11,249		27,766		80,048
Decrease		(39,127)		(2,465)		(8,286)		(31,841)		(81,719)

Ending	~~W~~	12,713	~~W~~	3,759	~~W~~	24,153	~~W~~	85,436	~~W~~	126,061

*	As of September 30, 2019, the Group’s provision on incomplete sales on cardssurance are ~~W~~ 25,188 million.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

23. Net Defined Benefit Liabilities (Assets)

23.1 Defined benefit plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Group.

The net defined benefit liability recognized in the statements of financial position is calculated by independent actuaries in accordance with actuarial valuation methods.

The net defined benefit obligation is calculated using the Projected Unit Credit method (the ‘PUC’). Data used in the PUC such as interest rates, future salary increase rate, mortality rate and consumer price index are based on observable market data and historical data which are updated annually.

Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends which may impact defined benefit liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through other comprehensive income.

23.2 Changes in the net defined benefit liabilities for the nine-month periods ended September 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning*	~~W~~	2,341,753	~~W~~	(2,088,710)	~~W~~	253,043
Current service cost		172,900		—		172,900
Interest expense (income)		34,421		(30,927)		3,494
Remeasurements:
Return on plan assets (excluding amounts included in interest income)		—		3,791		3,791
Contributions		—		(3,031)		(3,031)
Payments from plans (benefit payments)		(143,217)		139,589		(3,628)
Payments from the Group		(27,772)		—		(27,772)
Transfer in		8,626		(8,626)		—
Transfer out		(8,504)		8,504		—
Effect of exchange rate changes		16		—		16
Effect of business acquisition and disposal		110,080		(62,271)		47,809
Others		(220)		—		(220)

Ending	~~W~~	2,488,083	~~W~~	(2,041,681)	~~W~~	446,402

*	The net defined benefit liabilities of ~~W~~ 253,043 million is calculated by subtracting ~~W~~ 946 million net defined benefit assets from ~~W~~ 253,989 million net defined benefit liabilities

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

23.2 Changes in the net defined benefit liabilities for the nine-month periods ended September 30, 2020 and 2019, are as follows: (cont’d)

(In millions of Korean won)	2019
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	2,172,260	~~W~~	(1,910,047)	~~W~~	262,213
Current service cost		169,733		—		169,733
Interest expense (income)		36,595		(32,434)		4,161
Remeasurements:
Return on plan assets (excluding amounts included in interest income)		—		7,896		7,896
Contributions		—		(23,800)		(23,800)
Payments from plans (benefit payments)		(137,629)		137,606		(23)
Payments from the Group		(26,821)		—		(26,821)
Transfer in		7,425		(7,425)		—
Transfer out		(7,517)		7,517		—
Effect of exchange rate changes		17		—		17
Others		(43)		(3)		(46)

Ending	~~W~~	2,214,020	~~W~~	(1,820,690)	~~W~~	393,330

23.3 Details of the net defined benefit liabilities as of September 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	September 30, 2020		December 31, 2019
Present value of defined benefit obligation	~~W~~	2,488,083	~~W~~	2,341,753
Fair value of plan assets		(2,041,681)		(2,088,710)

Net defined benefit liabilities	~~W~~	446,402	~~W~~	253,043

23.4 Details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the nine-month periods ended September 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Current service cost	~~W~~	172,900	~~W~~	169,733
Net interest expenses of net defined benefit liabilities		3,494		4,161

Post-employment benefits *	~~W~~	176,394	~~W~~	173,894

*

Including post-employment benefits amounting to ~~W~~ 1,978 million recognized as other operating expense and prepayment of ~~W~~ 99 million recognized as other assets as of and for the nine-month period ended September 30, 2020, and post-employment benefits amounting to ~~W~~ 1,716 million recognized as other operating expense and prepayment of ~~W~~ 89 million recognized as other assets as of and for the nine-month period ended September 30, 2019.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

24. Other Liabilities

Details of other liabilities as of September 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	September 30, 2020		December 31, 2019
Other financial liabilities
Other payables	~~W~~	16,269,795	~~W~~	9,485,597
Prepaid card and debit card payables		33,563		27,555
Accrued expenses		3,206,721		3,066,445
Financial guarantee liabilities		62,535		46,428
Deposits for letter of guarantees and others		973,897		862,968
Domestic exchange settlement credits		2,405,916		2,079,636
Foreign exchanges settlement credits		75,698		114,316
Borrowings from other business accounts		822		256
Other payables from trust accounts		7,732,128		5,216,460
Liability incurred from agency relationships		446,223		771,609
Account for agency businesses		688,196		407,475
Dividend payables		479		473
Lease liabilities		548,087		544,439
Others		72,609		5,930

		32,516,669		22,629,587

Other non-financial liabilities
Other payables		51,997		283,771
Unearned revenue		743,170		465,501
Accrued expenses		691,728		716,180
Deferred revenue on credit card points		211,242		206,188
Withholding taxes		173,653		158,992
Separate account liabilities		9,351,111		5,047,080
Others		201,052		229,960

		11,423,953		7,107,672

	~~W~~	43,940,622	~~W~~	29,737,259

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

25. Equity

25.1 Share Capital

Details of share capital and number of issued shares of the Parent Company as of September 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	September 30, 2020		December 31, 2019
Type of share	Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share (In Korean won)	~~W~~	5,000	~~W~~	5,000
Number of issued shares		415,807,920		415,807,920
Share capital	~~W~~	2,090,558	~~W~~	2,090,558

Changes in outstanding shares for the nine-month periods ended September 30, 2020 and 2019, are as follows:

(In number of shares)	2020	2019
Beginning	389,634,335	395,551,297
Increase	—	—
Decrease	—	(5,916,962)

Ending	389,634,335	389,634,335

25.2 Hybrid Securities

Details of hybrid securities classified as equity as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of Korean won)	Issuance date	Maturity	Interest rate (%)	September 30, 2020		December 31, 2019
The 1-1st Hybrid securities	May 2, 2019	Perpetual bond	3.23	~~W~~	349,309	~~W~~	349,309
The 1-2nd Hybrid securities	May 2, 2019	Perpetual bond	3.44		49,896		49,896
The 2-1st Hybrid securities	May 8, 2020	Perpetual bond	3.30		324,099		—
The 2-2nd Hybrid securities	May 8, 2020	Perpetual bond	3.43		74,812		—
The 3-1st Hybrid securities	July 14, 2020	Perpetual bond	3.17		369,099		—
The 3-2nd Hybrid securities	July 14, 2020	Perpetual bond	3.38		29,922		—

				~~W~~	1,197,137	~~W~~	399,205

The above hybrid securities are early redeemable by the Group after 5 or 10 years from the issuance date. On the other hand, hybrid securities of ~~W~~ 574,580 million issued by Kookmin Bank are recognized as non-controlling interests and are early redeemable by the Group every five years after the issuance date.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

25.3 Capital Surplus

Details of capital surplus as of September 30, 2020 and December 31, 2019, are as follows

(In millions of Korean won)	September 30, 2020		December 31, 2019
Share premium	~~W~~	13,190,274	~~W~~	13,190,274
Loss on sales of treasury shares		(481,332)		(481,332)
Other capital surplus		4,002,714		4,413,835
Consideration for exchangeable rights		11,933		—

	~~W~~	16,723,589	~~W~~	17,122,777

25.4 Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as of September 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	September 30, 2020		December 31, 2019
Remeasurements of net defined benefit liabilities	~~W~~	(292,976)	~~W~~	(290,228)
Exchange differences on translating foreign operations		40,028		31,793
Revaluation gains on financial instruments at fair value through other comprehensive income		471,085		487,331
Share of other comprehensive income of associates and joint ventures		(3,786)		3,318
Cash flow hedges		(54,319)		(27,333)
Losses on hedges of a net investment in a foreign operation		(25,863)		(41,992)
Other comprehensive income arising from separate account		19,969		18,381
Fair value changes on financial liabilities designated at fair value due to own credit risk		(3,367)		(20,326)
Net gains on overlay approach adjustment		235,596		187,077

	~~W~~	386,367	~~W~~	348,021

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

25.5 Retained Earnings

Details of retained earnings as of September 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	September 30, 2020		December 31, 2019
Legal reserves *	~~W~~	557,405	~~W~~	482,807
Voluntary reserves		982,000		982,000
Unappropriated retained earnings		20,410,522		19,244,738

	~~W~~	21,949,927	~~W~~	19,709,545

*

With respect to the allocation of net profit earned in a fiscal term, the Parent Company must set aside in its legal reserve an amount equal to at least 10% of its profit after tax as reported in the consolidated statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its share capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

25.5.1 Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of Supervisory Regulations on Financial Holding Companies.

Details of the regulatory reserve for credit losses as of September 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	September 30, 2020		December 31, 2019
Regulatory reserve for credit losses attributable to:
Shareholders of the Parent Company	~~W~~	3,793,195	~~W~~	3,419,614
Non-controlling interests		3,737,550		3,418,136

	~~W~~	55,645	~~W~~	1,478

Adjusted profit after provision (reversal) of regulatory reserve for credit losses for the three-month and nine-month periods ended September 30, 2020 and 2019, are as follows:

(In millions of Korean won, except earnings per share)	2020				2019
	Three months		Nine months		Three months		Nine months
Provision (reversal) of regulatory reserve for credit losses	~~W~~	195,840	~~W~~	319,414	~~W~~	18,262	~~W~~	150,143
Adjusted profit after provision of regulatory reserve for credit losses[1,2]		964,164		2,545,417		918,766		2,623,729
Adjusted basic earnings per share after provision of regulatory reserve for credit losses [1]		2,475 won		6,533 won		2,358 won		6,699 won
Adjusted diluted earnings per share after provision of regulatory reserve for credit losses [1]		2,451 won		6,469 won		2,342 won		6,652 won

[1]

Adjusted profit after provision (reversal) of regulatory reserve for credit losses is not based on Korean IFRS; this is calculated reflecting provision (reversal) of the reserve before tax to the net profit to shareholders of the Parent Company.

[2]	After deducting dividends on hybrid securities.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

25.6 Treasury Shares

Changes in treasury shares outstanding for the nine-month periods ended September 30, 2020 and 2019, are as follows:

(In millions of Korean won and in number of shares)	2020
	Beginning		Acquisition		Disposal		Ending
Number of treasury shares		26,173,585		—		—		26,173,585
Carrying amount	~~W~~	1,136,188	~~W~~	—	~~W~~	—	~~W~~	1,136,188

5,000,000 treasury shares are deposited at Korea Securities Depository for issuing exchangeable bonds.

(In millions of Korean won and in number of shares)	2019
	Beginning		Acquisition		Disposal		Ending
Number of treasury shares		22,560,240		5,916,962		—		28,477,202
Carrying amount	~~W~~	968,549	~~W~~	267,639	~~W~~	—	~~W~~	1,236,188

26. Net Interest Income

Details of interest income and interest expense for the three-month and nine-month periods ended September 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Three months		Nine months
Interest income
Deposits at fair value through profit or loss	~~W~~	92	~~W~~	581
Securities measured at fair value through profit or loss		158,543		501,408
Loans measured at fair value through profit or loss		3,072		8,591
Securities measured at fair value through other comprehensive income		170,977		525,383
Loans measured at fair value through other comprehensive income		1,553		6,763
Deposits at amortized cost		15,222		73,640
Securities at amortized cost		151,343		444,900
Loans at amortized cost		3,026,949		9,094,798
Other		51,037		144,471

		3,578,788		10,800,535

Interest expenses
Deposits		677,312		2,252,383
Debts		138,519		443,909
Debentures		284,858		893,552
Other		17,956		67,300

		1,118,645		3,657,144

Net interest income	~~W~~	2,460,143	~~W~~	7,143,391

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

26. Net Interest Income (cont’d)

(In millions of Korean won)	2019
	Three months		Nine months
Interest income
Deposits at fair value through profit or loss	~~W~~	(1,222)	~~W~~	2,387
Securities measured at fair value through profit or loss		164,165		505,106
Loans measured at fair value through profit or loss		7,561		29,863
Securities measured at fair value through other comprehensive income		196,630		581,419
Loans measured at fair value through other comprehensive income		3,691		11,136
Deposits at amortized cost		42,881		114,374
Securities at amortized cost		148,156		448,735
Loans at amortized cost		3,075,000		9,212,946
Other		34,735		106,020

		3,671,597		11,011,986

Interest expenses
Deposits		863,816		2,650,889
Debts		150,415		455,857
Debentures		307,214		940,925
Other		30,732		95,728

		1,352,177		4,143,399

Net interest income	~~W~~	2,319,420	~~W~~	6,868,587

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

27. Net Fee and Commission Income

Details of fee and commission income, and fee and commission expense for the three-month and nine-month periods ended September 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020				2019
	Three months		Nine months		Three months		Nine months
Fee and commission income
Banking activity fees	~~W~~	46,492	~~W~~	142,567	~~W~~	56,123	~~W~~	163,593
Lending activity fees		23,767		70,228		21,356		61,148
Credit & Debit card related fees and commissions		343,895		1,009,125		329,871		960,960
Agent activity fees		50,983		147,872		42,396		123,689
Trust and other fiduciary fees		83,055		244,150		90,763		294,373
Fund management related fees		39,811		114,641		37,749		116,148
Guarantee fees		13,541		41,377		9,604		34,087
Foreign currency related fees		42,014		118,233		35,111		102,254
Commissions from transfer agent services		44,747		126,503		38,520		111,602
Other business account commission on consignment		9,274		31,576		8,564		28,094
Commissions received on securities business		250,520		588,379		109,236		321,185
Lease fees		171,567		459,658		115,490		314,879
Others		84,792		245,519		72,146		212,393

		1,204,458		3,339,828		966,929		2,844,405

Fee and commission expense
Trading activity related fees *		13,108		33,855		7,095		21,034
Lending activity fees		11,663		24,001		7,566		19,157
Credit & Debit card related fees and commissions		215,897		634,677		227,736		671,203
Outsourcing related fees		63,447		157,119		47,123		137,208
Foreign currency related fees		12,326		37,586		12,707		32,789
Others		98,851		282,110		83,886		246,520

		415,292		1,169,348		386,113		1,127,911

Net fee and commission income	~~W~~	789,166	~~W~~	2,170,480	~~W~~	580,816	~~W~~	1,716,494

*	The fees from financial assets/liabilities at fair value through profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

28. Net Gains (Losses) on Financial Instruments at Fair Value through Profit or Loss

28.1 Net Gains (Losses) on Financial Instruments at Fair Value through Profit or Loss

Net gain or loss from financial instruments at fair value through profit or loss includes dividend income, gains or losses arising from changes in the fair values, sales and redemptions. Details of net gain or loss from financial instruments at fair value through profit or loss for the three-month and nine-month periods ended September 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Three months		Nine months
Revenue from financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss
Debt securities	~~W~~	334,068	~~W~~	1,454,525
Equity securities		149,922		454,738

		483,990		1,909,263

Derivatives held for trading
Interest rate		101,506		3,034,348
Currency		655,108		4,718,688
Stock or stock index		392,381		2,092,182
Credit		6,787		23,276
Commodity		3,169		15,509
Other		24,698		211,634

		1,183,649		10,095,637

Financial liabilities at fair value through profit or loss		(13,876)		27,750

Other financial instruments		258		668

		1,654,021		12,033,318

Expense from financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss
Debt securities		121,271		790,713
Equity securities		74,526		308,034

		195,797		1,098,747

Derivatives held for trading
Interest rate		99,553		3,169,357
Currency		656,032		4,593,330
Stock or stock index		178,459		2,143,794
Credit		(675)		14,240
Commodity		4,013		20,555
Other		6,587		249,648

		943,969		10,190,924

Financial liabilities at fair value through profit or loss		34,384		109,498

Other financial instruments		43		83

		1,174,193		11,399,252

Net gains on financial instruments at fair value through profit or losses	~~W~~	479,828	~~W~~	634,066

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

28.1 Net Gains (Losses) on Financial Instruments at Fair Value through Profit or Loss (cont’d)

(In millions of Korean won)	2019
	Three months		Nine months
Revenue from financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss
Debt securities	~~W~~	378,206	~~W~~	1,393,487
Equity securities		77,754		281,457

		455,960		1,674,944

Derivatives held for trading
Interest rate		1,037,282		2,946,776
Currency		2,197,003		5,299,289
Stock or stock index		444,758		1,849,185
Credit		5,629		30,187
Commodity		1,708		12,982
Other		28,634		186,574

		3,715,014		10,324,993

Financial liabilities at fair value through profit or loss		46,097		74,703

Other financial instruments		2,849		2,919

		4,219,920		12,077,559

Expense from financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss
Debt securities		215,606		403,334
Equity securities		69,171		248,493

		284,777		651,827

Derivatives held for trading
Interest rate		1,094,471		3,090,359
Currency		2,117,509		5,171,353
Stock or stock index		319,334		1,161,533
Credit		5,471		30,741
Commodity		1,592		7,810
Other		35,083		81,103

		3,573,460		9,542,899

Financial liabilities at fair value through profit or loss		32,033		111,736

Other financial instruments		2,814		2,837

		3,893,084		10,309,299

Net gains on financial instruments at fair value through profit or losses	~~W~~	326,836	~~W~~	1,768,260

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

28.2 Net Gains (Losses) on Financial Instruments Designated at Fair Value through Profit or Loss

Net gain or loss from financial instruments designated at fair value through profit or loss includes dividend income, gains or losses arising from changes in the fair values, sales and redemptions. Details of net gain or loss from financial instruments designated at fair value through profit or loss for the three-month and nine-month periods ended September 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Three months		Nine months
Revenue from financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss	~~W~~	(42,524)	~~W~~	583,311

		(42,524)		583,311

Expense from financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss		201,232		746,587

		201,232		746,587

Net losses on financial instruments designated at fair value through profit or loss	~~W~~	(243,756)	~~W~~	(163,276)

(In millions of Korean won)	2019
	Three months		Nine months
Revenue from financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss	~~W~~	100,618	~~W~~	322,892

		100,618		322,892

Expense from financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss		322,778		1,657,391

		322,778		1,657,391

Net losses on financial instruments designated at fair value through profit or loss	~~W~~	(222,160)	~~W~~	(1,334,499)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

29. Net Other Operating Expenses

Details of other operating income and expenses for the three-month and nine-month periods ended September 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Three months		Nine months
Other operating income
Revenue related to financial instruments measured at fair value through other comprehensive income
Gain on redemption of financial instruments measured at fair value through other comprehensive income	~~W~~	(45)	~~W~~	280
Gain on disposal of financial instruments measured at fair value through other comprehensive income		52,433		290,158

		52,388		290,438

Revenue related to financial assets at amortized cost
Gain on sale of loans at amortized cost		33,386		130,965
Gain on disposal of securities measured at amortized cost		—		229

		33,386		131,194

Gain on foreign exchange transactions		474,426		2,483,198
Dividend income		1,816		39,887
Others		23,572		438,076

		585,588		3,382,793

Other operating expenses
Expenses related to financial instruments measured at fair value through other comprehensive income
Losses on redemption of financial instruments measured at fair value through other comprehensive income		64		99
Losses on disposal of financial instruments measured at fair value through other comprehensive income		3,794		7,532

		3,858		7,631

Expenses related to financial assets at amortized cost
Loss on sale of loans at amortized cost		2,275		5,649
Loss on disposal of securities measured at amortized cost		3,764		6,513

		6,039		12,162

Loss on foreign exchanges transactions		404,035		2,325,004
Others		534,548		1,865,696

		948,480		4,210,493

Net other operating expenses	~~W~~	(362,892)	~~W~~	(827,700)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

29. Net Other Operating Expenses (cont’d)

(In millions of Korean won)	2019
	Three months		Nine months
Other operating income
Revenue related to financial instruments measured at fair value through other comprehensive income
Gain on redemption of financial instruments measured at fair value through other comprehensive income	~~W~~	—	~~W~~	50
Gain on disposal of financial instruments measured at fair value through other comprehensive income		95,478		192,905

		95,478		192,955

Revenue related to financial assets at amortized cost
Gain on sale of loans at amortized cost		24,137		65,395

		24,137		65,395

Gain on foreign exchange transactions		742,970		1,776,275
Dividend income		5,652		50,804
Others		137,653		394,034

		1,005,890		2,479,463

Other operating expenses
Expenses related to financial instruments measured at fair value through other comprehensive income
Losses on disposal of financial instruments measured at fair value through other comprehensive income		1,911		2,453

		1,911		2,453

Expenses related to financial assets at amortized cost
Loss on sale of loans at amortized cost		1,419		4,809

		1,419		4,809

Loss on foreign exchanges transactions		668,859		1,589,465
Others		538,298		1,567,844

		1,210,487		3,164,571

Net other operating expenses	~~W~~	(204,597)	~~W~~	(685,108)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

30. General and Administrative Expenses

30.1 General and Administrative Expenses

Details of general and administrative expenses for the three-month and nine-month periods ended September 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020				2019
	Three months		Nine months		Three months		Nine months
Employee Benefits
Salaries and employee benefits - salaries	~~W~~	704,677	~~W~~	1,966,390	~~W~~	605,829	~~W~~	1,847,355
Salaries and employee benefits - others		216,554		682,757		180,077		665,103
Post-employment benefits - defined benefit plans		58,863		174,317		57,460		172,089
Post-employment benefits - defined contribution plans		8,300		24,410		7,489		20,492
Termination benefits		63		8,874		18,652		63,775
Share-based payments		19,342		20,738		14,625		27,952

		1,007,799		2,877,486		884,132		2,796,766

Depreciation and amortization		217,889		634,179		195,183		558,277

Other general and administrative expenses
Rental expense		27,280		83,539		27,334		81,796
Tax and dues		58,479		196,301		54,638		184,017
Communication		12,967		36,832		11,347		34,892
Electricity and utilities		8,907		23,416		9,073		21,767
Publication		3,178		9,495		3,386		10,808
Repairs and maintenance		7,010		18,012		7,089		17,300
Vehicle		3,888		9,999		3,035		8,278
Travel		2,878		8,982		5,117		15,974
Training		5,261		14,606		7,677		20,876
Service fees		52,384		165,778		55,951		156,638
Electronic data processing expenses		68,952		208,166		65,650		188,116
Advertising		51,835		147,373		55,446		150,425
Others		71,904		212,053		70,793		210,766

		374,923		1,134,552		376,536		1,101,653

	~~W~~	1,600,611	~~W~~	4,646,217	~~W~~	1,455,851	~~W~~	4,456,696

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

30.2 Share-based Payments

30.2.1 Stock grants

The Group changed the scheme of share-based payment from stock options to stock grants in November 2007. The stock grant award program is an incentive plan that sets, on grant date, the maximum number of shares that can be awarded. Actual stock granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

Details of stock grants linked to long-term performance as of September 30, 2020, are as follows:

(In number of shares)	Grant date	Number of granted shares [1]	Vesting conditions [2]
KB Financial Group Inc.
Series 19	Nov. 21, 2017	46,890	Services fulfillment, market performance [3] 35% and non-market performance [5] 65%
Series 21	Jan. 01, 2019	25,172	Services fulfillment, market performance [3] 0~30% and non-market performance [4] 70~100%
Series 22	Apr. 01, 2019	3,226	Services fulfillment, market performance [3] 30% and non-market performance [4] 70%
Series 23	May 27, 2019	1,436	Services fulfillment, market performance [3] 30% and non-market performance [4] 70%
Series 24	Jul. 17, 2019	11,224	Services fulfillment, market performance [3] 30% and non-market performance [4] 70%
Series 25	Jan. 01, 2020	80,568	Services fulfillment, market performance [3] 0~30% and non-market performance [4] 70%~100%
Series 26	Mar. 18, 2020	1,086	Services fulfillment, market performance [3] 30% and non-market performance [4] 70%
Series 27	Jun. 16, 2020	687	Services fulfillment, market performance [3] 30% and non-market performance [4] 70%
Deferred grant	2015	7,674	Satisfied
	2016	8,705	Satisfied
	2017	30,001	Satisfied
	2018	5,960	Satisfied
	2019	26,437	Satisfied

		249,066

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

30.2.1 Stock grants (cont’d)

(In number of shares)	Grant date	Number of granted shares [1]	Vesting conditions [2]
Kookmin Bank
Series 75	Jan. 01, 2019	154,997	Services fulfillment, market performance [3] 0~50% and non-market performance [4] 50~100%
Series 76	Apr. 01, 2019	5,380	Services fulfillment, market performance [3] 30~50% and non-market performance [4] 50~70%
Series 77	May 27, 2019	4,468	Services fulfillment, market performance [3] 30~50% and non-market performance [4] 50~70%
Series 78	Nov. 21, 2019	36,443	Services fulfillment, market performance [3] 30% and non-market performance [6] 70%
Series 79	Jan. 01, 2020	266,488	Services fulfillment, market performance [3] 0~50% and non-market performance [4] 50~100%
Series 80	Mar. 01, 2020	7,711	Services fulfillment, market performance [3] 30~50% and non-market performance [4] 50~70%
Deferred grant	2015	2,759	Satisfied
	2016	19,109	Satisfied
	2017	58,380	Satisfied
	2018	65,511	Satisfied
	2019	98,194	Satisfied

		719,440

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

30.2.1 Stock grants (cont’d)

(In number of shares)	Grant date	Number of granted shares [1]	Vesting conditions [2]
Other subsidiaries
Stock granted in 2010	—	106	Services fulfillment, market performance [3] 10~50% and non-market performance 4, 50~90%
Stock granted in 2011	—	146
Stock granted in 2012	—	420
Stock granted in 2013	—	622
Stock granted in 2014	—	1,028
Stock granted in 2015	—	3,323
Stock granted in 2016	—	9,103
Stock granted in 2017	—	36,814
Stock granted in 2018	—	120,189
Stock granted in 2019	—	333,084
Stock granted in 2020	—	254,019

		758,854

		1,727,360

[1]

Granted shares represent the total number of shares initially granted to executives and employees that have residual shares as of September 30, 2020 (Deferred grants are residual shares as of September 30, 2020).

[2]

Executives and employees were given the option of deferred payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

[3]

Relative TSR (Total Shareholders Return): [(Fair value at the end of the contract - Fair value at the beginning of the contract) + (Total amount of dividend per share paid during the contract period)] / Fair value at the beginning of the contract

[4]	Accomplishment of subsidiaries’ performance and accomplishment of performance results.
[5]	EPS, Asset Quality, HCROI, Profit from non-banking segment
[6]	EPS, Asset Quality

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

30.2.1 Stock grants (cont’d)

Details of stock grants linked to short-term performance as of September 30, 2020, are as follows:

	Estimated number of vested shares *	Vesting conditions
KB Financial Group Inc.
Stock granted in 2015	7,524	Satisfied
Stock granted in 2016	6,595	Satisfied
Stock granted in 2017	7,385	Satisfied
Stock granted in 2018	14,292	Satisfied
Stock granted in 2019	28,030	Satisfied
Stock granted in 2020	33,690	Proportional to service period
Kookmin Bank
Stock granted in 2015	9,887	Satisfied
Stock granted in 2016	19,662	Satisfied
Stock granted in 2017	30,003	Satisfied
Stock granted in 2018	73,989	Satisfied
Stock granted in 2019	125,530	Satisfied
Stock granted in 2020	111,245	Proportional to service period
Other subsidiaries
Stock granted in 2015	12,190	Satisfied
Stock granted in 2016	40,942	Satisfied
Stock granted in 2017	149,272	Satisfied
Stock granted in 2018	345,625	Satisfied
Stock granted in 2019	551,667	Satisfied
Stock granted in 2020	261,359	Proportional to service period

	1,828,887

*

Executives and employees were given the option of deferred payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

The accrued expenses representing share-based payments as of September 30, 2020 and December 31, 2019, are ~~W~~ 109,254 million and ~~W~~ 124,853 million, respectively. In addition, compensation costs from share-based payments that amounts to ~~W~~ 20,738 million and ~~W~~ 27,952 million were recognized for the nine-month periods ended September 30, 2020 and 2019, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

30.2.2 Mileage Stock

Details of mileage stock as of September 30, 2020, are as follows:

(In number of shares)	Grant date	Number of granted shares[1]	Expected exercise period (years) [2]	Remaining shares
Stock granted in 2017
	Nov. 01, 2017	120	0.00~0.08	86
	Nov. 06, 2017	106	0.00~0.10	84
	Dec. 06, 2017	105	0.00~0.18	83
	Dec. 26, 2017	255	0.00~0.24	170
	Dec. 29, 2017	114	0.00~0.24	58
Stock granted in 2018
	Jan. 10, 2018	19,197	0.00~0.28	14,194
	Feb. 12, 2018	9	0.00~0.37	7
	Apr. 02, 2018	115	0.00~0.50	99
	Apr. 30, 2018	86	0.00~0.58	58
	May 08, 2018	170	0.00~0.60	147
	Jun. 01, 2018	140	0.00~0.67	116
	Jul. 02, 2018	180	0.00~0.75	123
	Aug. 07, 2018	194	0.00~0.85	153
	Aug. 09, 2018	47	0.00~0.85	36
	Aug. 14, 2018	30	0.00~0.87	30
	Aug. 16, 2018	130	0.00~0.87	98
	Sep. 07, 2018	106	0.00~0.93	82
	Oct. 04, 2018	129	0.00~1.01	88
	Nov. 01, 2018	258	0.00~1.08	221
	Nov. 06, 2018	236	0.00~1.10	173
	Dec. 03, 2018	132	0.00~1.17	132
	Dec. 04, 2018	21	0.00~1.18	21
	Dec. 07, 2018	91	0.00~1.18	85
	Dec. 12, 2018	64	0.00~1.20	38
	Dec. 18, 2018	271	0.00~1.21	237
	Dec. 19, 2018	42	0.00~1.22	34
	Dec. 31, 2018	127	0.00~1.25	106

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

30.2.2 Mileage Stock (cont’d)

(In number of shares)	Grant date	Number of granted shares[1]	Expected exercise period (years) [2]	Remaining shares
Stock granted in 2019
	Jan. 11, 2019	26,580	0.00~1.28	22,804
	Feb. 01, 2019	12	0.00~1.34	8
	Apr. 01, 2019	167	0.00~1.50	119
	Apr. 18, 2019	105	0.00~1.55	81
	Apr. 22, 2019	33	0.00~1.56	33
	Jul. 01, 2019	109	0.00~1.75	87
	Aug. 29, 2019	39	0.00~1.91	39
	Sep. 02, 2019	50	0.00~1.92	50
	Nov. 01, 2019	119	0.00~2.08	119
	Nov. 08, 2019	14	0.00~2.10	14
	Dec. 05, 2019	56	0.00~2.18	56
	Dec. 06, 2019	84	0.00~2.18	84
	Dec. 31, 2019	87	0.00~2.25	87
Stock granted in 2020
	Jan. 18, 2020	29,065	0.00~2.30	28,107
	May 12, 2020	46	0.00~2.61	46
	Jun. 30, 2020	206	0.00~2.75	206
	Aug. 26, 2020	40	0.00~2.90	40

		79,287		68,739

[1]

Mileage stock may be exercised after one year from the grant date for two years. When the mileage stock is exercised, the closing price of prior month is applied. However, in case of transfer or retirement during the vesting period, mileage stock may still be exercised at the closing price of prior month.

[2]	The remaining shares are assessed based on the stock price as of September 30, 2020. These shares are vested immediately at grant date.

The accrued expenses representing mileage stock share-based payments as of September 30, 2020 and December 31, 2019, are ~~W~~ 2,581 million and ~~W~~ 2,705 million, respectively. In addition, the compensation costs from mileage stock share-based payments that amount to ~~W~~ 677 million and ~~W~~ 1,034 million were recognized for the nine-month periods ended September 30, 2020 and 2019, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

31. Net Other Non-operating Income (Expenses)

Details of other non-operating income and expenses for the three-month and nine-month periods ended September 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020				2019
	Three months		Nine months		Three months		Nine months
Other non-operating income
Gain on disposal of property and equipment	~~W~~	43,542	~~W~~	48,247	~~W~~	491	~~W~~	29,192
Rent received		27,048		79,454		24,490		64,594
Gain on a bargain purchase		145,067		145,067		—		—
Others		18,010		61,131		8,008		60,056

		233,667		333,899		32,989		153,842

Other non-operating expenses
Loss on disposal in property and equipment		2,665		11,588		191		4,615
Donation		25,593		72,565		10,237		50,130
Restoration cost		35		1,152		(630)		2,040
Management cost for special bonds		697		2,218		764		2,384
Others		8,666		71,502		11,611		33,298

		37,656		159,025		22,173		92,467

Net other non-operating income (expenses)	~~W~~	196,011	~~W~~	174,874	~~W~~	10,816	~~W~~	61,375

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

32. Income Tax Expense

Income tax expense for the nine-month periods ended September 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Tax payable
Current tax expense	~~W~~	1,025,721	~~W~~	807,226
Adjustments recognized in the period for current tax of prior years		(16,095)		(51,327)

		1,009,626		755,899

Changes in deferred income tax assets (liabilities) *		46,673		353,968

Income tax recognized directly in equity
Remeasurements of net defined benefit liabilities		1,042		2,171
Exchange difference in foreign operation		(668)		(21,118)
Financial assets measured at fair value through other comprehensive income		6,048		(39,218)
Shares of other comprehensive income of investments in associates and joint ventures		2,926		(3,378)
Cash flow hedges		10,197		14,599
Hedges of a net investment in a foreign operation		(5,175)		8,029
Other comprehensive income of separate account		(602)		(11,087)
Fair value changes on financial liabilities designated at fair value due to own credit risk		(6,437)		4,394
Net overlay adjustments		(18,649)		(64,429)
Consideration for exchangeable rights		(4,526)		—

		(15,844)		(110,037)

Others		387		6,983

Tax expense	~~W~~	1,040,842	~~W~~	1,006,813

(*)	Effect on business combination is excluded.

33. Dividends

The dividends to the shareholders of the Company in respect of the year ended December 31, 2019, of ~~W~~ 2,210 per share, amounting to total dividends of ~~W~~ 861,092 million, were paid in April 2020. The dividends paid to the shareholders of the Parent Company in 2019 were ~~W~~ 759,736 million (~~W~~ 1,920 per share).

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

34. Accumulated Other Comprehensive Income

Details of changes in accumulated other comprehensive income for the nine-month periods ended September 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Beginning balance		Changes except for reclassification		Reclassification to profit or loss		Replaced by retained earnings		Tax effect		Ending balance
Remeasurements of net defined benefit liabilities	~~W~~	(290,228)	~~W~~	(3,790)	~~W~~	—	~~W~~	—	~~W~~	1,042	~~W~~	(292,976)
Exchange differences on translating foreign operations		31,793		8,903		—		—		(668)		40,028
Revaluation gains (losses) on financial instruments at fair value through other comprehensive income		487,331		422,924		(118,811)		(326,407)		6,048		471,085
Share of other comprehensive income of associates and joint ventures		3,318		(10,030)		—		—		2,926		(3,786)
Cash flow hedges		(27,333)		(71,870)		34,687		—		10,197		(54,319)
Losses on hedges of a net investment in a foreign operation		(41,992)		21,304		—		—		(5,175)		(25,863)
Other comprehensive income arising from separate account		18,381		13,668		(11,478)		—		(602)		19,969
Fair value changes on financial liabilities designated at fair value due to own credit risk		(20,326)		23,396		—		—		(6,437)		(3,367)
Net gains on overlay approach adjustment		187,077		93,570		(26,402)		—		(18,649)		235,596

	~~W~~	348,021	~~W~~	498,075	~~W~~	(122,004)	~~W~~	(326,407)	~~W~~	(11,318)	~~W~~	386,367

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

34. Accumulated Other Comprehensive Income (cont’d)

(In millions of Korean won)	2019
	Beginning balance		Changes except for reclassification		Reclassification to profit or loss		Replaced by retained earnings		Tax effect		Ending balance
Remeasurements of net defined benefit liabilities	~~W~~	(234,401)	~~W~~	(7,896)	~~W~~	—	~~W~~	—	~~W~~	2,171	~~W~~	(240,126)
Exchange differences on translating foreign operations		(5,784)		111,429		5,353		—		(21,118)		89,880
Revaluation gains on financial instruments at fair value through other comprehensive income		450,694		215,400		(94,549)		25,392		(39,218)		557,719
Share of other comprehensive income (losses) of associates and joint ventures		(4,377)		12,329		—		—		(3,378)		4,574
Cash flow hedges		5,849		(95,583)		37,178		—		14,599		(37,957)
Losses on hedges of a net investment in a foreign operation		(33,092)		(30,505)		1,317		—		8,029		(54,251)
Other comprehensive income arising from separate account		15,017		45,911		(5,661)		—		(11,087)		44,180
Fair value changes on financial liabilities designated at fair value due to own credit risk		(8,954)		(15,979)		—		—		4,394		(20,539)
Net gains (losses) on overlay approach adjustment		(7,146)		234,529		(5,850)		—		(64,429)		157,104

	~~W~~	177,806	~~W~~	469,635	~~W~~	(62,212)	~~W~~	25,392	~~W~~	(110,037)	~~W~~	500,584

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

35. Earnings per Share

35.1 Basic Earnings per Share

Calculations of basic earnings per share on the profit attributable to ordinary equity holders of the Parent Company are as follows:

35.1.1 Weighted average number of ordinary shares outstanding

Details of weighted average number of ordinary shares outstanding for the three-month and nine-month periods ended September 30, 2020 and 2019, are as follows:

(In number of shares)	2020		2019
	Three months	Nine months	Three months	Nine months
Beginning (A)	415,807,920	415,807,920	418,111,537	418,111,537
Acquisition of treasury shares (B)	(26,173,585)	(26,173,585)	(28,477,202)	(26,475,254)

Weighted average number of ordinary shares outstanding (C=A+B)	389,634,335	389,634,335	389,634,335	391,636,283

35.1.2 Basic earnings per share

Details of basic earnings per share for the three-month and nine-month periods ended September 30, 2020 and 2019, are as follows:

(In Korean won and in number of shares)	2020
	Three months		Nine months
Profit attributable to shareholders of the Parent Company	~~W~~	1,166,583,781,855	~~W~~	2,877,923,609,203
Deduction: Dividends on hybrid securities		6,580,625,000		13,093,125,000

Profit attributable to the ordinary equity holders of the Parent Company (A)		1,160,003,156,855		2,864,830,484,203
Weighted average number of ordinary shares outstanding (B)		389,634,335		389,634,335

Basic earnings per share (C=A/B)	~~W~~	2,977	~~W~~	7,353

(In Korean won and in number of shares)	2019
	Three months		Nine months
Profit attributable to shareholders of the Parent Company	~~W~~	940,283,781,195	~~W~~	2,777,128,189,342
Deduction: Dividends on hybrid securities		3,256,250,000		3,256,250,000

Profit attributable to the ordinary equity holders of the Parent Company (A)		937,027,531,195		2,773,871,939,342
Weighted average number of ordinary shares outstanding (B)		389,634,335		391,636,283

Basic earnings per share (C=A/B)	~~W~~	2,405	~~W~~	7,083

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

35.2 Diluted Earnings per Share

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Group has categories of dilutive potential ordinary shares: Stock Grant and ordinary share exchange rights of exchangeable bonds.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Group’s outstanding shares for the year) based on the monetary value of Stock Grants. The number of shares calculated above is compared with the number of shares that would have been issued assuming the settlement of Stock Grants.

In addition, exchangeable bonds issued for the nine-month period ended September 30, 2020, were included in potential ordinary shares from the exercisable date of the exchange right, and interest expenses after tax for the period, were added to profit for the period attributable to dilutive potential ordinary shareholders.

35.2.1 Adjusted profit for diluted earnings per share

Adjusted profit for diluted earnings per share for the three-month and nine-month periods ended September 30, 2020 and 2019, are as follows:

(In Korean won)	2020
	Three months		Nine months
Profit attributable to shareholders of the Parent Company	~~W~~	1,166,583,781,855	~~W~~	2,877,923,609,203
Deduction: dividends on hybrid securities		6,580,625,000		13,093,125,000

Profit attributable to ordinary equity holders of the Parent Company		1,160,003,156,855		2,864,830,484,203
Adjustments: interest expense on exchangeable bonds		210,675,256		210,675,256

Adjusted profit for diluted earnings per share	~~W~~	1,160,213,832,111	~~W~~	2,865,041,159,459

(In Korean won)	2019
	Three months		Nine months
Profit attributable to shareholders of the Parent Company	~~W~~	937,027,531,195	~~W~~	2,773,871,939,342
Deduction: dividends on hybrid securities		—		—

Profit attributable to ordinary equity holders of the Parent Company		937,027,531,195		2,773,871,939,342

Adjustments: interest expense on exchangeable bonds		—		—

Adjusted profit for diluted earnings per share	~~W~~	937,027,531,195	~~W~~	2,773,871,939,342

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

35.2.2 Weighted average number of ordinary shares outstanding for diluted earnings per share

Adjusted weighted average number of ordinary shares outstanding to calculate diluted earnings per share for the three-month and nine-month periods ended September 30, 2020 and 2019, are as follows:

(In number of shares)	2020
	Three months	Nine months
Weighted average number of ordinary shares issued and outstanding	389,634,335	389,634,335
Adjustment:
Stock grants	3,114,369	3,297,357
Exchangeable bonds	1,793,478	602,190

Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	394,542,182	393,533,882

(In number of shares)	2019
	Three months	Nine months
Weighted average number of ordinary shares issued and outstanding	389,634,335	391,636,283
Adjustment:
Stock grants	2,608,479	2,801,308

Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	392,242,814	394,437,591

35.2.3 Diluted earnings per share

Details of diluted earnings per share for the three-month and nine-month periods ended September 30, 2020 and 2019, are as follows:

(In Korean won and in number of shares)	2020
	Three months		Nine months
Adjusted profit for diluted earnings per share	~~W~~	1,160,213,832,111	~~W~~	2,865,041,159,459
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		394,542,182		393,533,882

Diluted earnings per share	~~W~~	2,941	~~W~~	7,280

(In Korean won and in number of shares)	2019
	Three months		Nine months
Adjusted profit for diluted earnings per share	~~W~~	937,027,531,195	~~W~~	2,773,871,939,342
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		392,242,814		394,437,591

Diluted earnings per share	~~W~~	2,389	~~W~~	7,032

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

36. Insurance Contracts

36.1 Insurance Contract Liabilities

Details of insurance contract liabilities presented within other liabilities as of September 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	September 30, 2020
	Non-life insurance		Life insurance		Others		Total
Long-term insurance premium reserve *	~~W~~	24,678,289	~~W~~	23,014,871	~~W~~	—	~~W~~	47,693,160
Reserve for outstanding claims		2,574,213		273,491		2,354		2,850,058
Unearned premium reserve		1,835,305		12,113		933		1,848,351
Reserve for participating policyholders’ dividends		112,131		36,609		—		148,740
Unallocated divisible surplus to future policyholders		65,494		7,632		—		73,126
Reserve for compensation for losses on dividend-paying insurance contracts		20,090		8,309		—		28,399
Guarantee reserve		—		861,515		—		861,515

	~~W~~	29,285,522	~~W~~	24,214,540	~~W~~	3,287	~~W~~	53,503,349

*	Negative VOBA is included

(In millions of Korean won)	December 31, 2019
	Non-life insurance		Life insurance		Others		Total
Long-term insurance premium reserve	~~W~~	23,799,607	~~W~~	6,991,247	~~W~~	—	~~W~~	30,790,854
Reserve for outstanding claims		2,297,256		101,690		2,563		2,401,509
Unearned premium reserve		1,522,827		4,603		845		1,528,275
Reserve for participating policyholders’ dividends		117,094		29,745		—		146,839
Unallocated divisible surplus to future policyholders		46,901		4,202		—		51,103
Reserve for compensation for losses on dividend-paying insurance contracts		20,090		5,784		—		25,874
Guarantee reserve		—		22,229		—		22,229

	~~W~~	27,803,775	~~W~~	7,159,500	~~W~~	3,408	~~W~~	34,966,683

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

36.2 Net Insurance Income

Details of insurance income and expenses for the nine-month periods ended September 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Insurance Income
Premium income	~~W~~	9,426,396	~~W~~	8,352,630
Reinsurance income		620,730		616,105
Reversal of policy reserves		120		1,268
Separate account income		146,026		150,208
Income of change in reinsurance assets		191,850		74,026
Other insurance income		5,001		8,677

		10,390,123		9,202,914

Insurance Expense
Insurance claims paid		3,904,634		3,705,132
Dividend expense		8,443		7,304
Refunds of surrender value		2,414,155		2,138,165
Reinsurance expense		839,739		754,363
Provision of policy reserves		1,779,123		1,170,023
Separate account expenses		82,715		98,766
Insurance operating expenses		336,117		338,292
Deferred acquisition costs		551,287		501,808
Expenses of change in reinsurance assets		276		301
Claim survey expenses paid		43,831		36,194
Other insurance expenses		140,156		152,119

		10,100,476		8,902,467

Net insurance income	~~W~~	289,647	~~W~~	300,447

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

36.3 Application of the Overlay Approach

The Group adopted the overlay approach in accordance with Korean IFRS 1104, for the first-time application of Korean IFRS 1109.

36.3.1 Overlay Approach

Details of the financial assets with the overlay approach applied as of September 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	September 30, 2020		December 31, 2019
Financial assets at fair value through profit or loss
Due from financial institutions	~~W~~	70,420	~~W~~	166,891
Debt securities		7,734,910		7,955,286
Equity securities		260,150		52,250

	~~W~~	8,065,480	~~W~~	8,174,427

36.3.2 Net gains (losses) on Overlay Approach Adjustment

Changes in net gains (losses) on overlay adjustment for the nine-month period ended September 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Beginning*	~~W~~	187,077	~~W~~	(7,146)
Recognition of other comprehensive income due to acquisition and valuation		67,661		168,491
Reclassification to profit or loss due to disposal		(19,142)		(4,241)

Ending	~~W~~	235,596	~~W~~	157,104

*	Amounts are net of tax

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

37. Supplemental Statement of Cash Flows

Details of cash and cash equivalents as of September 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	September 30, 2020		December 31, 2019
Cash	~~W~~	2,794,498	~~W~~	2,311,418
Checks with other banks		242,242		383,500
Due from Bank of Korea		11,500,699		8,607,911
Due from other financial institutions		10,843,285		9,535,049

		25,380,724		20,837,878

Due from financial institutions at fair value through profit or loss		128,144		216,367

		25,508,868		21,054,245

Restricted cash from financial institutions		(14,953,016)		(13,372,966)
Due from financial institutions with original maturities over three months		(1,963,750)		(1,557,554)

		(16,916,766)		(14,930,520)

	~~W~~	8,592,102	~~W~~	6,123,725

Cash inflows and outflows from income tax, interests and dividends for the nine-month periods ended September 30, 2020 and 2019, are as follows:

(In millions of Korean won)	Activity	2020		2019
Income tax paid	Operating	~~W~~	869,387	~~W~~	1,008,423
Interest received	Operating		11,298,996		11,286,669
Interest paid	Operating		3,823,883		3,981,127
Dividends received	Operating		154,154		177,243
Dividends paid	Financing		874,185		762,992

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

38. Contingent Liabilities and Commitments

38.1 Payment Guarantees

Details of payment guarantees as of September 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	September 30, 2020		December 31, 2019
Confirmed payment guarantees
Confirmed payment guarantees in Korean won
Payment guarantees for KB purchasing loan	~~W~~	195,383	~~W~~	161,314
Other payment guarantees		754,978		746,823

		950,361		908,137

Confirmed payment guarantees in foreign currency
Acceptances of letter of credit		212,557		155,151
Letter of guarantees		41,484		49,754
Bid bond		73,113		37,765
Performance bond		776,236		718,097
Refund guarantees		914,558		1,022,646
Other payment guarantees in foreign currency		3,163,995		2,935,939

		5,181,943		4,919,352

Financial guarantees
Payment guarantees for mortgage		84,272		47,384
Overseas debt guarantees		418,560		406,680
International financing guarantees in foreign currencies		235,852		231,685
Other financing payment guarantees		50,951		230,000

		789,635		915,749

		6,921,939		6,743,238

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		1,467,416		1,845,508
Refund guarantees		352,641		654,497

		1,820,057		2,500,005

	~~W~~	8,741,996	~~W~~	9,243,243

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

38.2 Commitments

Details of commitments as of September 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	September 30, 2020		December 31, 2019
Commitments
Corporate loan commitments	~~W~~	43,132,329	~~W~~	41,930,407
Retail loan commitments		46,611,002		42,582,736
Credit line on credit cards		65,621,620		60,667,219
Purchase of other security investment and others		7,924,640		6,617,253

		163,289,591		151,797,615

Financial Guarantees
Credit line		3,267,907		2,340,141
Purchase of security investment		595,200		591,500

		3,863,107		2,931,641

	~~W~~	167,152,698	~~W~~	154,729,256

38.3 Other Matters (including litigation)

a) The Group has filed 131 lawsuits as a plaintiff (excluding minor lawsuits in relation to the collection or management of loans), involving aggregate claims of ~~W~~ 485,060 million, and faces 264 lawsuits as a defendant (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of ~~W~~ 340,658 million, which arose in the normal course of the business and are still pending as of September 30, 2020.

b) As of September 30, 2020, Kookmin bank has entered into a construction contract of building the integrated company building, amounting to ~~W~~ 171,142 million, and the amount of total expenses incurred in relation to the construction contract is ~~W~~ 141,956 million for the nine-month period ended September 30, 2020.

c) As of September 30, 2020, Kookmin Bank has entered into construction contracts amounting to ~~W~~ 258,413 million related to The K Project (IT infrastructure construction for KB’s digital transformation to cope with change of IT technology and finance environment), and the amount of total expenses incurred is ~~W~~ 81,471 million for the nine-month period ended September 30, 2020.

d) Kookmin Bank has entered into an agreement with PT Bosowa Corporindo, the major shareholder of PT Bank Bukopin TBK. Under this agreement, Kookmin Bank and PT Bosowa Corporindo have a right of first refusal and a tag-along right. In addition, Kookmin Bank can exercise a drag-along right for the duration of two years after three years from the acquisition of shares (the acquisition date : July 27, 2018), subject to the occurrence of violation of the agreement between shareholders.

e) While setting up a fraud detection system, a computer contractor employed by the personal credit ratings firm Korea Credit Bureau caused a widespread data breach in June 2013, resulting in the theft of cardholders’ personal information. As a result of the breach of customer personal information, the KB Kookmin Card received a notification from the Financial Services Commission that the KB Kookmin Card is subject to a temporary three-month operating suspension as of February 16, 2014. As of September 30, 2020, in respect of the incident, all lawsuits in progress have been closed. As of December 31, 2019, the Group faced 11 legal claims filed as a defendant, with an aggregate claim of ~~W~~ 444 million, and a provision liability of ~~W~~ 2,549 million has been recognized for these lawsuits. In addition, the Group took out the personal information protection liability insurance.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

38.3 Other Matters (including litigation) (cont’d)

f) As of September 30, 2020, the Group is not able to dispose, transfer or collateralize the shares of a joint-venture lease company or the rights for those to a third party without the written consent of Kolao Holdings for five years (the restriction period for the disposal of its equity) from the date of initial investment for KB KOLAO LEASING Co., LTD. However, KB Kookmin Card and KB Capital Co., Ltd. may transfer all or part of the shares of the joint-venture lease company to an affiliate that has complied with all the terms and conditions of the contract regarding the establishment and operation of the joint-venture lease company and has agreed to take over the liability for the joint-venture lease company. Each party of the joint venture lease company may transfer all or part of its equity, as determined separately, after the restriction period for the disposal of its equity has expired. Meanwhile, according to the agreement, KB KOLAO LEASING Co., LTD. disposes affiliated receivables, which are overdue for more than three months, of Kolao Holdings to Lanexang Leasing Co., Ltd.

g) As of September 30, 2020, KB Capital Co., Ltd. and PT Sunindo Primasura shall retain the shares of PT Sunindo KB Finance for five years from the completion of share purchase. If one party sells all or part of the shares, provides them as collateral, trades or disposed of them, the other party could exercise a call option through a written proposal including transfer price, payment method and others provided by the counterparty. Meanwhile, the shareholders of PT Sunindo KB Finance are allowed to have dividends for up to 20% of net profit after taxes for each fiscal year starting from the first fiscal year after third consecutive year of income available for dividends.

h) KB Securities is a professional private equity investment firm which sells private investment funds that loans capital to corporations (borrowers) who invest in rental apartment of disables in Australia. KB Securities sold ~~W~~ 326,500 million in funds and trusts to individuals and institutional investors. However, KB Securities is in probable of a loss of investment principal because the operation of the funds became impossible due to a contract breach of a local borrower. In this regard, 2 lawsuits were filed with the Group in September 30, 2020. There is a possibility of further lawsuits in the future. The result of the lawsuits is unpredictable as of now.

i) Regarding Lime Asset Management, KB Securities is holding PIS(Portfolio Index Swap) contract in related to Lime Thetis Qualified Investor Private Investment Trust No.2 and Lime Pluto FI Qualified Investor Private Investment Trust No.D-1, which are suspended to repurchase in fourth quarter of 2019 and KB Securities holds beneficiary certificates and TRS contracts as underlying asset amount to ~~W~~ 298,500 million. On the other hand, KB Securities has sold feeder fund of applicable funds amounts to ~~W~~ 68,100 million. On October 20, 2020, Lime Asset Management received a decision on cancellation of registration from Sanctions Committee of Financial Supervisory Service and plans to continue recover the investments by transferring most of the repurchase suspended funds and normal funds to Wellbridge Asset Management (the bridge management company). In relation to the above repurchase suspended funds, it is difficult to predict whether and when its repurchase will be resume and there is possibility of lawsuits to be filed in the future, but the impact on the consolidated financial statements is unpredictable as of now.

j) The ongoing COVID-19 pandemic has a negative impact on the global economy and has increased uncertainty in estimation of the Group’s expected credit losses on certain portfolios and potential impairment on assets. The Group’s ability to generate revenue may be adversely affected by the factors including;

•	uncertainties arising from significant increases in credit risks of borrowers affected by COVID-19 pandemic
•	uncertainties arising from forward-looking macroeconomic information in estimating expected credit losses
•	depreciation of Korean won against major currencies causing increase in the payment amount of principal and interests of debts denominated in foreign currencies; and
•	a significant decline in fair value of the Group’s investments in companies affected by COVID-19 pandemic.

Meanwhile, the Group’s accounting policy is described in Note 3.2 Assessment of expected credit losses on financial instruments related to COVID-19 and the impact on estimating expected credit losses is described in Note 10 Changes in the allowances for loan losses and Note 22 Changes in provisions for unused loan commitments, payment guarantees.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

39. Subsidiaries

39.1 Consolidated subsidiaries

Details of major subsidiaries as of September 30, 2020, are as follows:

Investor	Investee	Ownership interests(%)	Location	Date of financial statements	Industry
KB Financial Group Inc.	Kookmin Bank	100.00	Korea	Sep. 30	Banking and foreign exchange transaction
	KB Securities Co., Ltd.	100.00	Korea	Sep. 30	Financial investment
	KB Insurance Co., Ltd.	100.00	Korea	Sep. 30	Non-life insurance
	KB Kookmin Card Co., Ltd.	100.00	Korea	Sep. 30	Credit card and installment finance
	Prudential Life Insurance Company of Korea Ltd.	100.00	Korea	Sep. 30	Life insurance
	KB Asset Management Co., Ltd.	100.00	Korea	Sep. 30	Collective investment and advisory
	KB Capital Co., Ltd.	100.00	Korea	Sep. 30	Financial Leasing
	KB Life Insurance Co., Ltd.	100.00	Korea	Sep. 30	Life insurance
	KB Real Estate Trust Co., Ltd.	100.00	Korea	Sep. 30	Real estate trust management
	KB Savings Bank Co., Ltd.	100.00	Korea	Sep. 30	Savings banking
	KB Investment Co., Ltd.	100.00	Korea	Sep. 30	Capital investment
	KB Data System Co., Ltd.	100.00	Korea	Sep. 30	Software advisory, development, and supply
	KB Credit Information Co., Ltd.	100.00	Korea	Sep. 30	Collection of receivables or credit investigation
Kookmin Bank	Kookmin Bank Cambodia PLC.	100.00	Cambodia	Sep. 30	Banking and foreign exchange transaction
	Kookmin Bank Int’l Ltd. (London) *	100.00	United Kingdom	Sep. 30	Banking and foreign exchange transaction
	Kookmin Bank(China) Ltd.	100.00	China	Sep. 30	Banking and foreign exchange transaction
	KB Microfinance Myanmar Co., Ltd.	100.00	Myanmar	Sep. 30	Other credit granting n.e.c.
	PRASAC Microfinance Institution PLC.	70.00	Cambodia	Sep. 30	Other credit granting n.e.c.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

39.1 Consolidated subsidiaries (cont’d)

Investor	Investee	Ownership interests(%)	Location	Date of financial statements	Industry
	PT Bank Bukopin TBK	67.00	Indonesia	Sep. 30	Other credit granting n.e.c
	PT Bank Syariah Bukopin	92.78	Indonesia	Sep. 30	Other credit granting n.e.c
	PT Bukopin Finance	97.04	Indonesia	Sep. 30	Other credit granting n.e.c
KB Securities Co., Ltd.	KBFG Securities America Inc.	100.00	United States of America	Sep. 30	Investment advisory and securities dealing activities
	KB Securities Hong Kong Ltd.	100.00	China	Sep. 30	Investment advisory and securities dealing activities
	KB SECURITIES VIETNAM JOINT STOCK COMPANY	99.70	Vietnam	Sep. 30	Investment advisory and securities dealing activities
KB Insurance Co., Ltd.	Leading Insurance Services, Inc.	100.00	United States of America	Sep. 30	Management service
	LIG Insurance (China) Co., Ltd.	100.00	China	Sep. 30	Non-life insurance
	PT. KB Insurance Indonesia	70.00	Indonesia	Sep. 30	Non-life insurance
	KB Claims Survey & Adjusting	100.00	Korea	Sep. 30	Claim service
	KB Sonbo CNS	100.00	Korea	Sep. 30	Management service
	KB Golden Life Care Co., Ltd.	100.00	Korea	Sep. 30	Service
KB Kookmin Card Co., Ltd.	KB DAEHAN SPECIALIZED BANK PLC.	95.71	Cambodia	Sep. 30	Banking
	PT. KB Finansia Multi Finance	80.00	Indonesia	Sep. 30	Auto Installment Finance
KB Capital Co., Ltd.	PT Sunindo Kookmin Best Finance	85.00	Indonesia	Sep. 30	Auto Installment Finance
KB Kookmin Card Co., Ltd., KB Capital Co., Ltd.	KB KOLAO LEASING CO., Ltd.	80.00	Laos	Sep. 30	Auto Installment Finance
KB Asset Management Co., Ltd.	KBAM Shanghai Advisory Services Co., Ltd.	100.00	China	Sep. 30	General advisory

*	Liquidation is in progress as of September 30, 2020.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

39.2 Consolidated Structured Companies

Details of consolidated structured companies as of September 30, 2020, are as follows:

	Consolidated structured companies	Reason for consolidation
Trusts	Kookmin Bank (development trust) and 10 others	The Group controls the trust because it has power that determines the management performance over the trust and is exposed to variable returns to absorb losses through the guarantees of payment of principal, or payment of principal and fixed rate of return.

Asset-backed securitization	Able NS Co., Ltd. and 131 others	The Group controls these investees as it has power over relevant activities in case of default; is significantly exposed to variable returns by providing lines of credit or ABCP purchase commitments or due to acquisition of subordinated debt; and has ability to affect those returns through its power.

Investment funds	KB Global Platform Fund and 153 others	Recognized as companies subject to consolidation if the Group, as a collective investor, operating manager (member), etc., can manage fund assets on behalf of other investors or dismiss the collective investor and operating manager, and is substantially exposed to significant variable returns or has such rights.

Structured companies that hold more than half of their ownership percentage but do not have the strength to related activities in accordance with agreements with trust and other related parties are excluded from the consolidation.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

39.3 Condensed financial statements

The condensed financial information of major subsidiaries as of September 30, 2020 and December 31, 2019, and for the nine-month period ended September 30, 2020 and 2019, are as follows:

(In millions of Korean won)

	September 30, 2020						2020
	Assets		Liabilities		Equity		Operating income		Profit (loss) for the period		Total comprehensive income (loss) for the period
Kookmin Bank [1]	~~W~~	437,038,772	~~W~~	407,526,090	~~W~~	29,512,682	~~W~~	17,532,794	~~W~~	1,882,378	~~W~~	1,974,108
KB Securities Co., Ltd. [1,2]		55,843,016		50,844,674		4,998,342		7,898,958		338,495		393,669
KB Insurance Co., Ltd. [1,2]		38,082,852		33,968,790		4,114,062		10,079,955		186,563		251,349
KB Kookmin Card Co., Ltd.[1]		24,292,280		20,090,425		4,201,855		2,380,750		255,222		227,840
Prudential Life Insurance Company of Korea Ltd. [2]		24,408,256		21,872,324		2,535,932		154,987		11,057		64,287
KB Asset Management Co., Ltd. [1]		413,291		207,865		205,426		135,986		39,448		40,185
KB Capital Co., Ltd. [1,2]		12,326,623		10,916,401		1,410,222		946,927		114,782		113,637
KB Life Insurance Co., Ltd. [1]		10,213,652		9,582,239		631,413		1,438,810		9,186		16,075
KB Real Estate Trust Co., Ltd.		420,437		102,141		318,296		106,364		55,489		55,490
KB Savings Bank Co., Ltd.		1,700,709		1,478,668		222,041		76,155		13,224		12,634
KB Investment Co., Ltd. [1]		850,808		619,583		231,225		91,259		16,472		16,475
KB Data System Co., Ltd.		42,723		21,951		20,772		115,465		92		82
KB Credit Information Co., Ltd.		28,289		13,133		15,156		29,090		261		258

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

39.3 Condensed financial statements (cont’d)

(In millions of Korean won)

	December 31, 2019						2019
	Assets		Liabilities		Equity		Operating income		Profit (loss) for the period		Total comprehensive income (loss) for the period
Kookmin Bank [1]	~~W~~	387,425,038	~~W~~	358,420,805	~~W~~	29,004,233	~~W~~	17,972,928	~~W~~	2,006,721	~~W~~	2,031,709
KB Securities Co., Ltd. [1,2]		47,816,512		43,131,858		4,684,654		6,448,534		224,730		254,232
KB Insurance Co., Ltd. [1,2]		36,552,368		32,689,460		3,862,908		9,633,001		233,908		454,794
KB Kookmin Card Co., Ltd.[1]		22,990,114		18,925,195		4,064,919		2,298,523		250,999		234,492
KB Asset Management Co., Ltd. [1]		310,018		114,776		195,242		106,115		35,891		36,281
KB Capital Co., Ltd. [1,2]		11,190,568		10,036,077		1,154,491		691,614		100,709		100,937
KB Life Insurance Co., Ltd. [1]		9,801,905		9,186,567		615,338		1,181,318		18,200		73,603
KB Real Estate Trust Co., Ltd.		377,938		85,132		292,806		83,850		42,569		42,570
KB Savings Bank Co., Ltd.		1,361,032		1,148,625		212,407		68,435		13,352		12,824
KB Investment Co., Ltd. [1]		756,972		542,221		214,751		53,046		(1,919)		(1,907)
KB Data System Co., Ltd.		41,690		20,999		20,691		114,040		4,103		4,087
KB Credit Information Co., Ltd.		27,834		12,936		14,898		28,090		(469)		(474)

[1]	Financial information is based on its consolidated financial statements.
[2]	The amount includes the fair value adjustments due to the merger.

39.4 Nature of the risks associated with interests in consolidated structured entities

39.4.1 The terms of contractual arrangements to provide financial support to a consolidated structured entity

•	The Group has provided payment guarantees of ~~W~~ 4,287,537 million to K plus 1st L.L.C and other subsidiaries.

•

The Group provides capital commitment to KB Wise Star Private Real Estate Feeder Fund 1st. and 19 other subsidiaries. The unexecuted amount of the investment agreement is ~~W~~ 552,377 million. Based on the capital commitment, the Group is subject to increase its investment upon the request of the asset management company or the additional agreement among investors.

•

The Group provides the guarantees of payment of principal, or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal, or principal and fixed rate of return.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

39.5 Changes in subsidiaries

The subsidiaries newly included in consolidation during the nine-month period ended September 30, 2020, are as follows:

Company	Reason for obtaining control
Prudential Life Insurance Company of Korea Ltd. and 21 others	Holds over than a majority of the ownership interests

KB Hwaseong 1st L.L.C. and 61 others	Holds the power in the case of default and exposed to variable returns by providing lines of credit, ABCP purchase commitments or acquiring subordinated debt

KB Global Infrastructure Synergy Private Special Asset Fund and 17 others	Holds the power to determine the operation of the trust and exposed to variable returns by holding significant amount of ownership interests

The subsidiaries excluded from consolidation during the nine-month period ended September 30, 2020, are as follows:

Company	Reason for losing control
KBH the 3rd L.L.C and 35 others	Termination of the commitments

Sechste Casalog KG and 7 others	Liquidation

KB Contents Panda iMBC Contents Venture Fund and 3 others	Disposal

Hyundai Smart Index Alpha Securities Feeder Investment Trust No.1 and 24 others	Ownership decrease

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

40. Unconsolidated Structured Entity

The nature, purpose and activities of the unconsolidated structured entities and how the structured entities are financed, are as follows:

Nature	Purpose	Activity	Method of Financing
Structured financing	Granting PF loans to SOC and real estate Granting loans to ships/aircrafts SPC	Construction of SOC and real estate Building ships/ construction and purchase of aircrafts	Loan commitments through Credit Line, providing lines of credit and investment agreements

Investment funds	Investment in beneficiary certificates Investment in PEF and partnerships	Management of fund assets Payment of fund fees and allocation of fund profits	Sales of beneficiary certificate instruments Investment of managing partners and limited partners

Trusts	Management of financial trusts; • Development trust • General unspecified money trust • Guarantees of payment of principal trust • Other trusts	Management of trusted financial assets Payment of trust fees and allocation of trust profits.	Sales of trusted financial assets

Asset-backed securitization	Early cash generation through transfer of securitization assets Fees earned as services to SPC, such as providing lines of credit and ABCP purchase commitments	Fulfillment of Asset-backed securitization plan Purchase and transfer of securitization assets Issuance and repayment of ABS and ABCP	Issuance of ABS and ABCP based on securitization assets

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

40. Unconsolidated Structured Entity (cont’d)

Details of scale of unconsolidated structured entities and nature of the risks associated with the Group’s interests in unconsolidated structured entities as of September 30, 2020, and December 31, 2019, are as follows:

(In millions of Korean won)	September 30, 2020
	Structured financing		Investment funds		Trusts		Asset-backed securitization and others		Total
Total assets of unconsolidated structured entity	~~W~~	63,258,384	~~W~~	240,007,510	~~W~~	1,885,663	~~W~~	104,486,545	~~W~~	409,638,102
Carrying amount on financial statements
Assets
Financial assets at fair value through profit or loss		171,779		10,441,280		—		2,458,507		13,071,566
Derivative financial assets		—		—		—		2,016		2,016
Loans at amortized cost		4,014,692		358,830		199,291		916,024		5,488,837
Financial investments		—		—		—		7,368,819		7,368,819
Investment in associates		—		484,104		—		—		484,104
Other assets		7,382		1,832		106,262		7,801		123,277

		4,193,853		11,286,046		305,553		10,753,167		26,538,619

Liabilities
Deposits		535,637		38,410		—		399,696		973,743
Derivative financial liabilities		—		—		—		1		1
Other liabilities		8,069		25		1		17,046		25,141

		543,706		38,435		1		416,743		998,885

Maximum exposure to loss *
Holding assets		4,193,853		11,286,046		305,553		10,753,167		26,538,619
Purchase and investment commitments		25,725		5,661,836		—		786,390		6,473,951
Unused credit		1,271,549		—		41,077		2,729,849		4,042,475
Payment guarantee and loan commitments		1,046,398		11,670		—		595,518		1,653,586

	~~W~~	6,537,525	~~W~~	16,959,552	~~W~~	346,630	~~W~~	14,864,924	~~W~~	38,708,631

Methods of determining the maximum exposure to loss		Loan commitments /investment agreements / purchase commitments and acceptances and guarantees		Investments / loans and capital commitments		Dividends by results trust: Total amount of trust exposure		Providing lines of credit/ purchase commitments/ loan commitments and acceptances and guarantees

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

40. Unconsolidated Structured Entity (cont’d)

(In millions of Korean won)	December 31, 2019
	Structured financing		Investment funds		Trusts		Asset-backed securitization and others		Total
Total assets of unconsolidated structured entity	~~W~~	54,206,404	~~W~~	180,236,568	~~W~~	2,287,172	~~W~~	99,012,931	~~W~~	335,743,075
Carrying amount on financial statements
Assets
Financial assets at fair value through profit or loss		132,685		9,846,278		—		2,405,228		12,384,191
Derivative financial assets		—		—		—		2,959		2,959
Loans at amortized cost		4,775,723		293,221		266,974		920,863		6,256,781
Financial investments		—		—		—		5,166,578		5,166,578
Investment in associates		—		352,488		—		—		352,488
Other assets		1,876		69,353		93,613		9,181		174,023

		4,910,284		10,561,340		360,587		8,504,809		24,337,020

Liabilities
Deposits		523,086		90,131		—		409,246		1,022,463
Derivative financial liabilities		—		—		—		228		228
Other liabilities		1,362		78		—		16,169		17,609

		524,448		90,209		—		425,643		1,040,300

Maximum exposure to loss *
Holding assets		4,910,284		10,561,340		360,587		8,504,809		24,337,020
Purchase and investment commitments		38,650		3,980,356		—		945,598		4,964,604
Unused credit		654,203		2,900		28,427		1,927,902		2,613,432
Payment guarantee and loan commitments		1,816,411		7,188		—		600,664		2,424,263

	~~W~~	7,419,548	~~W~~	14,551,784	~~W~~	389,014	~~W~~	11,978,973	~~W~~	34,339,319

Methods of determining the maximum exposure to loss		Loan commitments /investment agreements / purchase commitments and acceptances and guarantees		Investments / loans and capital commitments		Dividends by results trust: Total amount of trust exposure		Providing lines of credit/ purchase commitments/ loan commitments and acceptances and guarantees

*	Maximum exposure to loss includes the asset amounts, after deducting loss (provision for assets, impairment losses and others), recognized in the financial statements of the Group.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

41. Related Party Transactions

41.1 Profit or loss

Profit and loss arising from transactions with related parties for the nine-month periods ended September 30, 2020 and 2019, are as follows:

(In millions of Korean won)		2020		2019
Associates and joint ventures
Balhae Infrastructure Company	Fee and commission income	~~W~~	5,084	~~W~~	5,025
Korea Credit Bureau Co., Ltd.	Interest expense		4		20
	Fee and commission income		725		799
	Insurance income		4		2
	Fee and commission expense		2,753		1,634
KB GwS Private Securities Investment Trust	Fee and commission income		639		636
Incheon Bridge Co., Ltd.	Interest income		3,189		6,587
	Interest expense		257		354
	Fee and commission income		17		19
	Fee and commission expense		4		5
	Insurance income		208		213
	Revenue on financial assets/liabilities at fair value through profit or loss		1,246		4,507
	Reversal of provision for credit losses		—		1
	Contribution of provision for credit losses		498		1
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No. 2	Fee and commission income		12		134
Aju Good Technology Venture Fund	Interest expense		14		17
KB Star Office Private Real Estate Investment Trust No.1	Interest income		278		277
	Interest expense		53		73
	Fee and commission income		327		325
RAND Bio Science Co., Ltd.	Interest expense		10		3
SY Auto Capital Co., Ltd.	Interest income		640		966
	Fee and commission income		26		32
	Fee and commission expense		50		249
	Insurance income		30		22
	Other operating income		1,533		518
	Other operating expense		98		253
	Reversal of provision for credit losses		17		2
Food Factory Co., Ltd.	Interest income		32		21
	Interest expense		10		—
	Insurance income		4		3
	Fee and commission expense		—		10
	Revenue on financial assets/liabilities at fair value through profit or loss		48		32
	Contribution of provision for credit losses		—		4

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

41.1 Profit or loss (cont’d)

(In millions of Korean won)		2020		2019
Associates and joint ventures
KB Pre IPO Secondary Venture Fund 1st	Interest expense	~~W~~	3	~~W~~	6
	Fee and commission income		83		83
Builton Co., Ltd.[1]	Interest income		—		2
	Insurance income		—		1
	Revenue on financial assets/liabilities at fair value through profit or loss		—		4
KB Private Equity FundIII	Fee and commission income		359		359
Wise Asset Management Co., Ltd.	Interest expense		—		1
Acts Co., Ltd.	Interest income		1		1
	Insurance income		—		1
	Revenue on financial assets/liabilities at fair value through profit or loss		—		30
Dongjo Co., Ltd.	Insurance income		—		2
A-PRO Co., Ltd. *	Interest income		7		—
	Interest expense		1		2
	Insurance income		2		3
	Contribution of provision for credit losses		1		—
POSCO-KB Shipbuilding Fund	Fee and commission income		319		368
Dae-A Leisure Co., Ltd.	Interest expense		6		6
Paycoms Co., Ltd.	Interest income		8		8
	Insurance income		—		1
	Revenue on financial assets/liabilities at fair value through profit or loss		36		87
Big Dipper Co., Ltd.	Fee and commission expense		652		—
KB-KDBC Pre-IPO New Technology Business Investment Fund	Interest expense		22		41
	Fee and commission income		300		373
KBTS Technology Venture Private Equity Fund	Fee and commission income		126		604
	Revenue on financial assets/liabilities at fair value through profit or loss		530		—
KB-SJ Tourism Venture Fund	Fee and commission income		253		338
JLK INSPECTION Inc. *	Interest expense		—		1
TESTIAN Inc. *	Interest income		—		3
	Revenue on financial assets/liabilities at fair value through profit or loss		—		29
Rainist Co., Ltd.	Fee and commission income		27		—
IWON ALLOY CO.,LTD.	Insurance income		1		1
Bioprotect Ltd.	Revenue on financial assets/liabilities at fair value through profit or loss		122		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

41.1 Profit or loss (cont’d)

(In millions of Korean won)		2020		2019
Associates and joint ventures
RMGP Bio-Pharma Investment Fund, L.P.	Other non-operating income	~~W~~	25	~~W~~	25
	Revenue on financial assets/liabilities at fair value through profit or loss		231		119
	Expense on financial assets/liabilities at fair value through profit or loss		—		850
KB-MDI Centauri Fund LP	Fee and commission income		223		—
	Expense on financial assets/liabilities at fair value through profit or loss		26		—
S&E BIO	Interest expense		1		—
Contents First	Interest expense		10		—
Hasys.	Revenue on financial assets/liabilities at fair value through profit or loss		—		128
	Insurance income		45		35
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Revenue on financial assets/liabilities at fair value through profit or loss		124		—
	Expense on financial assets/liabilities at fair value through profit or loss		—		176
	Interest expense		34		70
	Fee and commission income		734		550
Spark Biopharma, Inc *	Interest expense		—		19
SKYDIGITAL INC	Fee and commission income		3		3
KB No.9 Special Purpose Acquisition Company *	Interest expense		—		(23)
KB No.10 Special Purpose Acquisition Company *	Interest expense		—		18
	Revenue on financial assets/liabilities at fair value through profit or loss		—		3,066
KB No.11 Special Purpose Acquisition Company *	Interest expense		—		8
	Revenue on financial assets/liabilities at fair value through profit or loss		—		118
KB No.17 Special Purpose Acquisition Company	Fee and commission income		—		175
	Revenue on financial assets/liabilities at fair value through profit or loss		—		1,517
	Expense on financial assets/liabilities at fair value through profit or loss		44		—
	Interest expense		19		20
KB No.18 Special Purpose Acquisition Company	Fee and commission income		—		263
	Revenue on financial assets/liabilities at fair value through profit or loss		37		2,075
	Interest expense		24		18

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

41.1 Profit or loss (cont’d)

(In millions of Korean won)		2020		2019
Associates and joint ventures
KB No.19 Special Purpose Acquisition Company	Fee and commission income	~~W~~	—	~~W~~	150
	Revenue on financial assets/liabilities at fair value through profit or loss		—		1,050
	Expense on financial assets/liabilities at fair value through profit or loss		10		—
	Interest expense		11		3
KB No.20 Special Purpose Acquisition Company	Fee and commission income		210		—
	Revenue on financial assets/liabilities at fair value through profit or loss		1,542		—
	Interest expense		20		—
KB SPROTT Renewable Private Equity Fund I	Fee and commission income		488		367
KB-Stonebridge Secondary Private Equity Fund	Fee and commission income		1,154		1,153
	Expense on financial assets/liabilities at fair value through profit or loss		5		32
KOSESEUJITO CO., LTD.	Revenue on financial assets/liabilities at fair value through profit or loss		—		7
	Interest income		1		—
	Contribution of provision for credit losses		4		—
WJ Private Equity Fund I	Fee and commission income		3		—
UPRISE, Inc.	Contribution of provision for credit losses		1		—
CWhy Inc.	Insurance income		—		2
Stratio, Inc.	Interest expense		—		1
NEXOLON CO.,LTD.*	Interest expense		—		2
CellinCells Co., Ltd.	Interest expense		4		15
Bomapp Inc.	Fee and commission expense		6		—
	Interest expense		—		1
	Insurance income		7		—
KB Social Impact Investment Fund	Fee and commission income		225		46
KB-UTC Inno-Tech Venture Fund	Fee and commission income		292		—
KBSP Private Equity Fund IV	Fee and commission income		378		—
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Fee and commission income		237		—
JR GLOBAL REIT	Fee and commission income		6,210		—
IGIG NO371 Professional Investors’ Real Estate Investment Company	Fee and commission income		200		—
Koreit Tower Real Estate Investment Trust Company	Fee and commission income		2,852		—
2020 KB Fintech Renaissance Fund	Fee and commission income		23		—
KB-Solidus Global Healthcare Fund	Fee and commission income		590		—
	Expense on financial assets/liabilities at fair value through profit or loss		262		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

41.1 Profit or loss (cont’d)

(In millions of Korean won)		2020		2019
Associates and joint ventures
Fabric Time Co., Ltd.	Fee and commission income	~~W~~	6	~~W~~	—
	Interest expense		34		—
BNF Corporation Ltd. *	Interest income		401		—
	Fee and commission income		2		—
	Contribution of provision for credit losses		8		—
KB Cape No. 1 Private Equity Fund	Fee and commission income		72		24
ALS Co., Ltd. *	Revenue on financial assets/liabilities at fair value through profit or loss		—		110
	Interest income		—		11
Keystone-Hyundai Securities No. 1 Private Equity Fund	Fee and commission income		92		50
Other
Retirement pension	Fee and commission income		904		702
	Interest expense		2		3

*	Excluded from the Group’s related party as of September 30, 2020.

Meanwhile, the Group purchased installment financial assets, etc. from SY Auto Capital Co., Ltd. amounting to ~~W~~ 1,074,968 million and ~~W~~ 932,872 million during the nine-month periods ended September 30, 2020 and 2019, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

41.2 Outstanding Balances with Related Party Transactions

Details of outstanding balances, and the related allowance for credit losses arising from the related party transactions as of September 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)

Associates and joint ventures		September 30, 2020		December 31, 2019
Balhae Infrastructure Company	Other assets	~~W~~	1,702	~~W~~	1,718
Korea Credit Bureau Co., Ltd.	Loans at amortized cost (Gross amount)		37		43
	Deposits		5,773		17,966
	Provisions		—		1
	Insurance contract liabilities		3		2
	Other liabilities		471		—
KB GwS Private Securities Investment Trust	Other assets		427		641
Incheon Bridge Co., Ltd.	Financial assets at fair value through profit or loss		39,103		37,857
	Loans at amortized cost (Gross amount)		136,681		147,707
	Allowances for loan losses		185		12
	Other assets		560		520
	Deposits		38,366		45,447
	Provisions		333		10
	Insurance contract liabilities		180		108
	Other liabilities		150		346
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No. 2	Other assets		—		89
Jungdo Co., Ltd.	Deposits		4		4
Dongjo Co., Ltd.	Insurance contract liabilities		—		1
Dae-A Leisure Co., Ltd.	Deposits		760		753
	Other liabilities		19		14
Aju Good Technology Venture Fund	Deposits		9,013		5,456
	Other liabilities		1		2
KB Star Office Private Real Estate Investment Trust No.1	Loans at amortized cost (Gross amount)		10,000		10,000
	Allowances for loan losses		4		4
	Other assets		245		136
	Deposits		4,524		8,293
	Other liabilities		22		66
KBTS Technology Venture Private Equity Fund	Financial assets at fair value through profit or loss		3,490		3,540
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Financial assets at fair value through profit or loss		2,753		2,678
	Deposits		14,506		13,118
	Other liabilities		2		4
WJ Private Equity Fund I	Other assets		2		—
	Deposits		172		—
KB-Stonebridge Secondary Private Equity Fund	Financial assets at fair value through profit or loss		1,584		713
KB IGen Private Equity Fund No.1 *	Deposits		—		147
KB Cape No.1 Private Equity Fund	Financial assets at fair value through profit or loss		2,000		2,000
	Other assets		72		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

41.2 Outstanding Balances with Related Party Transactions (cont’d)

(In millions of Korean won)		September 30, 2020		December 31, 2019
Associates and joint ventures
RAND Bio Science Co., Ltd.	Deposits	~~W~~	2,193	~~W~~	4,452
	Loans at amortized cost (Gross amount)		2		1
	Other liabilities		1		—
SY Auto Capital Co., Ltd.	Loans at amortized cost (Gross amount)		40,476		41,990
	Allowances for loan losses		36		4
	Other assets		151		63
	Deposits		3,004		8
	Provisions		—		13
	Insurance contract liabilities		23		13
	Other liabilities		100		70
Food Factory Co., Ltd.	Financial assets at fair value through profit or loss		638		590
	Loans at amortized cost (Gross amount)		1,980		1,992
	Allowances for loan losses		3		2
	Other assets		1		1
	Deposits		1,488		1,073
	Insurance contract liabilities		4		4
	Other liabilities		8		1
KB Pre IPO Secondary Venture Fund 1st	Other assets		28		—
	Deposits		413		2,955
	Other liabilities		—		1
Wise Asset Management Co., Ltd.	Deposits		—		21
Acts Co., Ltd.	Deposits		204		1
	Insurance contract liabilities		1		—
	Other liabilities		100		100
POSCO-KB Shipbuilding Fund	Other assets		196		—
Paycoms Co., Ltd.	Other assets		1		1
	Financial assets at fair value through profit or loss		1,194		1,157
	Deposits		1		1
Big Dipper Co., Ltd.	Loans at amortized cost (Gross amount)		3		11
	Deposits		36		6
KB-KDBC Pre-IPO New Technology	Deposits		1,979		7,054
Business Investment Fund	Other liabilities		—		4
A-PRO Co., Ltd. *	Loans at amortized cost (Gross amount)		—		2,019
	Insurance contract liabilities		—		2
	Deposits		—		3,201
	Other liabilities		—		1
IWON ALLOY CO.,LTD.	Insurance contract liabilities		—		1
CARLIFE CO.,LTD.	Loans at amortized cost (Gross amount)		13		—
	Deposits		13		—
COMPUTERLIFE CO.,LTD.	Deposits		—		1
RMGP Bio-Pharma Investment Fund, L.P.	Financial assets at fair value through profit or loss		4,681		3,419
	Other liabilities		73		2

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

41.2 Outstanding Balances with Related Party Transactions (cont’d)

(In millions of Korean won)		September 30, 2020		December 31, 2019
Associates and joint ventures
RMGP Bio-Pharma Investment, L.P.	Financial assets at fair value through profit or loss	~~W~~	9	~~W~~	8
Hasys.	Financial assets at fair value through profit or loss		6,000		6,000
	Deposits		1		—
	Insurance contract liabilities		57		37
SKYDIGITAL INC	Deposits		173		25
Rainist Co., Ltd.	Financial assets at fair value through profit or loss		7,504		7,504
UPRISE, Inc.	Financial assets at fair value through profit or loss		250		250
	Loans at amortized cost (Gross amount)		500		—
	Allowances for loan losses		1		—
	Deposits		500		—
Stratio, Inc.	Financial assets at fair value through profit or loss		1,000		1,000
	Deposits		211		726
Honest Fund, Inc.	Financial assets at fair value through profit or loss		3,999		3,999
CellinCells Co., Ltd.	Financial assets at fair value through profit or loss		2,000		2,000
	Loans at amortized cost (Gross amount)		4		4
	Deposits		430		1,545
	Other liabilities		—		1
Joyang Industry Co., Ltd.	Deposits		1		2
KB No.17 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		2,640		2,683
	Deposits		1,723		1,742
	Other liabilities		17		27
KB No.18 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		3,826		3,786
	Deposits		2,117		2,140
	Other liabilities		13		28
KB No.19 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		2,034		2,043
	Deposits		1,065		1,093
	Other liabilities		2		7
KB No.20 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		3,041		1,499
	Deposits		1,705		1,984
	Other liabilities		23		3
KOSESEUJITO CO., LTD.	Financial assets at fair value through profit or loss		4,930		2,930
	Loans at amortized cost (Gross amount)		500		—
	Allowances for loan losses		4		—
	Other assets		1		—
	Deposits		536		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

41.2 Outstanding Balances with Related Party Transactions (cont’d)

(In millions of Korean won)		September 30, 2020		December 31, 2019
Associates and joint ventures
CWhy Inc.	Financial assets at fair value through profit or loss	~~W~~	2,000	~~W~~	2,000
Bomapp Inc.	Financial assets at fair value through profit or loss		1,999		1,999
	Insurance contract liabilities		5		2
ZOYI corporation INC.	Financial assets at fair value through profit or loss		4,551		2,000
MitoImmune Therapeutics	Financial assets at fair value through profit or loss		5,000		5,000
KB-Solidus Global Healthcare Fund	Financial assets at fair value through profit or loss		11,842		10,405
	Other assets		520		—
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Financial assets at fair value through profit or loss		722		—
Bioprotect Ltd.	Financial assets at fair value through profit or loss		3,602		—
GOMI CORPORATION	Financial assets at fair value through profit or loss		500		—
	Loans at amortized cost (Gross amount)		6		—
	Deposits		77		—
Copin Communications, Inc.	Financial assets at fair value through profit or loss		1,500		—
Go2joy Co., Ltd.	Financial assets at fair value through profit or loss		1,200		—
ClavisTherapeutics, Inc.	Financial assets at fair value through profit or loss		2,000		—
S&E BIO	Financial assets at fair value through profit or loss		2,000		—
	Deposits		1,401		—
Bluepointpartners.Inc.	Financial assets at fair value through profit or loss		1,500		—
4N Inc.	Financial assets at fair value through profit or loss		200		—
	Deposits		121		—
Xenohelix Co.,Ltd.	Financial assets at fair value through profit or loss		2,100		—
Contents First	Financial assets at fair value through profit or loss		6,146		—
	Deposits		2,342		—
	Other liabilities		4		—
KB-MDI Centauri Fund LP	Financial assets at fair value through profit or loss		1,756		—
	Other assets		223		—
2020 KB Fintech Renaissance Fund	Other assets		23		—
KB Social Impact Investment Fund	Other assets		75		73

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

41.2 Outstanding Balances with Related Party Transactions (cont’d)

(In millions of Korean won)		September 30, 2020		December 31, 2019
Associates and joint ventures
Fabric Time Co., Ltd.	Financial assets at fair value through profit or loss	~~W~~	3,345	~~W~~	1,845
	Loans at amortized cost (Gross amount)		126		—
	Deposits		5,060		395
	Other liabilities		34		2
BNF Corporation Ltd. *	Financial assets at fair value through profit or loss		—		2,259
	Loans at amortized cost (Gross amount)		—		1,400
	Other assets		—		2
	Deposits		—		947
	Other liabilities		—		6
Key management	Loans at amortized cost (Gross amount)		5,004		3,538
	Allowances for loan losses		2		1
	Other assets		4		3
	Deposits		15,168		15,339
	Insurance contract liabilities		2,366		1,984
	Other liabilities		363		289
Other
Retirement pension	Other assets		896		366
	Other liabilities		21		17,620

*	Excluded from the Group’s related party as of September 30, 2020, and the remaining outstanding balances with the entities are omitted.

According to Korean IFRS 1024, the Group includes investments in associates, key management (including family members), and post-employment benefit plans of the Group and its related party companies in the scope of related parties. Additionally, the Group discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the consolidated interim financial statements. Please refer to Note 12 for details on investments in associates and joint ventures.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

41.3 Lending transactions

Significant lending transactions with related parties for the nine-month periods ended September 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Beginning		Increase		Decrease		Ending
Associates
Korea Credit Bureau Co., Ltd.	~~W~~	43	~~W~~	37	~~W~~	(43)	~~W~~	37
Incheon Bridge Co., Ltd.		185,564		1,252		(11,032)		175,784
KB Star Office Private Real Estate Investment Trust No.1		10,000		—		—		10,000
KBTS Technology Venture Private Equity Fund		3,540		—		(50)		3,490
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		2,678		75		—		2,753
KB-Stonebridge Secondary Private Equity Fund		713		871		—		1,584
KB Cape No.1 Private Equity Fund		2,000		—		—		2,000
RAND Bio Science Co., Ltd.		1		2		(1)		2
SY Auto Capital Co., Ltd.		41,990		11,726		(13,240)		40,476
Food Factory Co., Ltd.		2,582		59		(23)		2,618
Acts Co., Ltd.		—		74		(74)		—
Paycoms Co., Ltd.		1,157		37		—		1,194
Big Dipper Co., Ltd.		11		3		(11)		3
A-PRO Co., Ltd.[1]		2,019		2,000		(4,019)		—
CARLIFE CO.,LTD.		—		22		(9)		13
RMGP Bio-Pharma Investment Fund, L.P.		3,419		1,262		—		4,681
RMGP Bio-Pharma Investment, L.P.		8		1		—		9
Hasys.		6,000		—		—		6,000
Rainist Co., Ltd.		7,504		—		—		7,504
UPRISE, Inc.		250		500		—		750
Stratio, Inc.		1,000		—		—		1,000
Honest Fund, Inc.		3,999		—		—		3,999
CellinCells Co., Ltd.		2,004		4		(4)		2,004
KB No.17 Special Purpose Acquisition Company		2,683		—		(43)		2,640
KB No.18 Special Purpose Acquisition Company		3,786		2		38		3,826
KB No.19 Special Purpose Acquisition Company		2,043		—		(9)		2,034
KB No.20 Special Purpose Acquisition Company		1,499		1,542		—		3,041
KOSESEUJITO CO., LTD.		2,930		2,500		—		5,430
CWhy Inc.		2,000		—		—		2,000
Bomapp Inc.		1,999		—		—		1,999
ZOYI corporation INC.		2,000		2,551		—		4,551
MitoImmune Therapeutics		5,000		—		—		5,000
KB-Solidus Global Healthcare Fund		10,405		2,520		(1,083)		11,842
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		—		722		—		722
Bioprotect Ltd.		—		3,602		—		3,602
GOMI CORPORATION		—		506		—		506
Copin Communications, Inc.		—		1,500		—		1,500
Go2joy Co., Ltd.		—		1,200		—		1,200

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

41.3 Lending transactions (cont’d)

(In millions of Korean won)	2020
	Beginning		Increase		Decrease		Ending
Associates
ClavisTherapeutics, Inc.	~~W~~	—	~~W~~	2,000	~~W~~	—	~~W~~	2,000
S&E BIO		—		2,000		—		2,000
Bluepointpartners.Inc.		—		1,500		—		1,500
4N Inc.		—		200		—		200
Xenohelix Co.,Ltd.		—		2,100		—		2,100
Contents First		—		6,146		—		6,146
KB-MDI Centauri Fund LP		—		1,756		—		1,756
Fabric Time Co.,Ltd.		1,845		1,626		—		3,471
BNF Corporation Ltd.[1]		3,659		1,000		(4,659)		—
Key management		3,538		4,432		(2,966)		5,004

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

41.3 Lending transactions (cont’d)

(In millions of Korean won)	2019
	Beginning		Increase		Decrease		Ending
Associates
Korea Credit Bureau Co., Ltd.	~~W~~	22	~~W~~	46	~~W~~	(22)	~~W~~	46
Incheon Bridge Co., Ltd.		191,088		4,515		(7,881)		187,722
KB Star Office Private Real Estate Investment Trust No.1		10,000		—		—		10,000
KBTS Small and Medium Venture Technology Finance Private Equity Partner		—		3,060		—		3,060
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		—		1,824		—		1,824
KB-Stonebridge Secondary Private Equity Fund		—		978		—		978
KB Cape No.1 Private Equity Fund		—		2,000		—		2,000
RAND Bio Science Co., Ltd.		1		2		(1)		2
SY Auto Capital Co., Ltd.		48,356		11,348		(14,641)		45,063
Food Factory Co., Ltd.		730		1,573		(15)		2,288
Builton Co., Ltd. *		401		—		(401)		—
Acts Co., Ltd.		—		68		(68)		—
Paycoms Co., Ltd.		1,032		87		—		1,119
Big Dipper Co., Ltd.		5		12		(5)		12
JLK INSPECTION Inc. *		7,300		4,000		—		11,300
TESTIAN Inc. *		615		29		—		644
RMGP Bio-Pharma Investment Fund, L.P.		3,051		501		—		3,552
RMGP Bio-Pharma Investment, L.P.		4		3		—		7
Hasys.		5,864		128		—		5,992
Rainist Co., Ltd.		2,504		5,000		—		7,504
Spark Biopharma, Inc.[1]		6,500		450		—		6,950
UPRISE, Inc.		250		—		—		250
Stratio, Inc.		1,000		—		—		1,000
Honest Fund, Inc.		—		3,999		—		3,999
NEXOLON CO.,LTD.*		—		300		—		300
CellinCells Co., Ltd.		—		2,005		—		2,005
KB No.9 Special Purpose Acquisition Company *		2,481		—		(2,481)		—
KB No.10 Special Purpose Acquisition Company *		2,025		—		(2,025)		—
KB No.11 Special Purpose Acquisition Company *		737		24		—		761
KB No.17 Special Purpose Acquisition Company		—		2,817		—		2,817
KB No.18 Special Purpose Acquisition Company		—		3,964		—		3,964
KB No.19 Special Purpose Acquisition Company		—		2,049		—		2,049
KOSESEUJITO CO., LTD.		—		1,442		—		1,442
CWhy Inc.		—		2,000		—		2,000
Bomapp Inc.		—		1,999		—		1,999
ZOYI corporation INC.		—		2,000		—		2,000
ALS Co., Ltd. *		—		1,653		—		1,653
MitoImmune Therapeutics		—		5,000		—		5,000
Key management		2,404		1,983		(697)		3,690

*	Excluded from the Group’s related party as of September 30, 2020.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

41.4 Borrowing transactions

Significant borrowing transactions with related parties for the nine-month periods ended September 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Beginning		Borrowing		Repayment		Others [1]		Ending
Associates
Korea Credit Bureau Co., Ltd.	~~W~~	17,966	~~W~~	1,000	~~W~~	—	~~W~~	(13,193)	~~W~~	5,773
Incheon Bridge Co., Ltd.		45,447		20,000		(20,000)		(7,081)		38,366
Jungdo Co., Ltd.		4		—		—		—		4
Dae-A Leisure Co., Ltd.		753		—		—		7		760
CARLIFE CO.,LTD.		—		—		—		13		13
COMPUTERLIFE CO.,LTD.		1		—		—		(1)		—
SKYDIGITAL INC		25		—		—		148		173
Joyang Industry Co., Ltd.		2		—		—		(1)		1
Aju Good Technology Venture Fund		5,456		—		—		3,557		9,013
KB-KDBC Pre-IPO New Technology Business Investment Fund		7,054		1,500		(6,500)		(75)		1,979
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		13,118		—		—		1,388		14,506
WJ Private Equity Fund I		—		—		—		172		172
KB Star Office Private Real Estate Investment Trust No.1		8,293		2,117		(5,337)		(549)		4,524
SY Auto Capital Co., Ltd.		8		—		—		2,996		3,004
KB No.17 Special Purpose Acquisition Company		1,742		1,525		(1,500)		(44)		1,723
KB No.18 Special Purpose Acquisition Company		2,140		2,063		(2,100)		14		2,117
KB No.19 Special Purpose Acquisition Company		1,093		1,000		(1,000)		(28)		1,065
KB No.20 Special Purpose Acquisition Company		1,984		—		—		(279)		1,705
RAND Bio Science Co., Ltd.		4,452		1,600		(3,200)		(659)		2,193
Wise Asset Management Co., Ltd.		21		—		—		(21)		—
Food Factory Co., Ltd.		1,073		1,503		(500)		(588)		1,488
Acts Co., Ltd.		1		—		—		203		204
Paycoms Co., Ltd.		1		—		—		—		1
Big Dipper Co., Ltd.		6		—		—		30		36
A-PRO Co., Ltd. [2]		3,201		—		—		(3,201)		—
Hasys.		—		—		—		1		1
Stratio, Inc.		726		—		—		(515)		211
UPRISE, Inc.		—		—		—		500		500
CellinCells Co., Ltd.		1,545		—		—		(1,115)		430
KOSESEUJITO CO., LTD.		—		—		—		536		536
Fabric Time Co.,Ltd.		395		7,002		(2,801)		464		5,060
BNF Corporation Ltd. [2]		947		—		—		(947)		—
GOMI CORPORATION		—		—		—		77		77
S&E BIO		—		—		—		1,401		1,401
KB IGen Private Equity Fund No.1 [2]		147		—		—		(147)		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

41.4 Borrowing transactions (cont’d)

(In millions of Korean won)	2020
	Beginning		Borrowing		Repayment		Others [1]		Ending
KB Pre IPO Secondary Venture Fund 1st	~~W~~	2,955	~~W~~	—	~~W~~	—	~~W~~	(2,542)	~~W~~	413
4N Inc.		—		—		—		121		121
Contents First		—		4,000		(2,000)		342		2,342
Key management		15,338		17,098		(17,274)		6		15,168

(In millions of Korean won)	2019
	Beginning		Borrowing		Repayment		Others [1]		Ending
Associates
Korea Credit Bureau Co., Ltd.	~~W~~	15,674	~~W~~	—	~~W~~	(3,000)	~~W~~	(9,608)	~~W~~	3,066
Incheon Bridge Co., Ltd.		43,666		24,000		(4,000)		(17,032)		46,634
Doosung Metal Co., Ltd		3		—		—		1		4
Jungdo Co., Ltd.		4		—		—		—		4
Dae-A Leisure Co., Ltd.		1,229		—		—		(130)		1,099
CARLIFE CO.,LTD.		2		—		—		(2)		—
COMPUTERLIFE CO.,LTD.		1		—		—		(1)		—
SKYDIGITAL INC		16		—		—		(12)		4
Joyang Industry Co., Ltd.		—		—		—		3		3
Aju Good Technology Venture Fund		6,439		—		—		(4,615)		1,824
KB-KDBC Pre-IPO New Technology Business Investment Fund		7,088		10,000		(7,000)		(3,048)		7,040
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		18,813		—		—		(17,395)		1,418
KB Star Office Private Real Estate Investment Trust No.1		7,946		4,724		(4,922)		445		8,193
SY Auto Capital Co., Ltd.		5		—		—		2,005		2,010
KB No.9 Special Purpose Acquisition Company [2]		2,275		—		(2,266)		(9)		—
KB No.10 Special Purpose Acquisition Company [2]		1,666		—		(1,618)		(48)		—
KB No.11 Special Purpose Acquisition Company [2]		658		—		—		(92)		566
KB No.17 Special Purpose Acquisition Company		—		1,500		—		251		1,751
KB No.18 Special Purpose Acquisition Company		—		2,200		(100)		56		2,156
KB No.19 Special Purpose Acquisition Company		—		1,000		—		105		1,105
RAND Bio Science Co., Ltd.		232		—		—		6,425		6,657
Wise Asset Management Co., Ltd.		696		—		(682)		2		16
Builton Co., Ltd. [2]		7		—		—		(7)		—
Food Factory Co., Ltd.		68		—		—		528		596
Acts Co., Ltd.		29		—		—		(28)		1
Paycoms Co., Ltd.		1		—		—		(1)		—
Big Dipper Co., Ltd.		182		—		—		(181)		1
A-PRO Co., Ltd. [2]		2,201		—		—		5,001		7,202
Rainist Co., Ltd.		1		—		—		—		1
Spark Biopharma, Inc. [2]		2,630		10,000		(2,000)		(176)		10,454

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

41.4 Borrowing transactions (cont’d)

(In millions of Korean won)	2019
	Beginning		Borrowing		Repayment		Others [1]		Ending
Stratio, Inc.	~~W~~	516	~~W~~	—	~~W~~	—	~~W~~	541	~~W~~	1,057
NEXOLON CO., LTD. [2]		—		—		(200)		245		45
CellinCells Co., Ltd.		—		—		—		1,691		1,691
KOSESEUJITO CO., LTD.		—		—		—		4		4
Bomapp Inc.		—		—		—		4		4
KB IGen Private Equity Fund No.1 [2]		148		—		—		(1)		147
KB Pre IPO Secondary Venture Fund 1st		1,115		—		—		(981)		134
Key management		13,818		10,411		(10,163)		1,312		15,378

[1]	Transactions from operating activities with related parties (i.e. such as settlement, deposit on demand, etc.) are netted.
[2]	Excluded from the Group’s related party as of September 30, 2020.

41.5 Equity investments and withdrawal

Significant investment and collection transaction with related parties for the nine-month periods ended September 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020				2019
	Equity investments		Withdrawal and others		Equity investments		Withdrawal and others
Balhae Infrastructure Company	~~W~~	894	~~W~~	6,973	~~W~~	592	~~W~~	6,855
KB GwS Private Securities Investment Trust		—		4,167		—		7,276
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No. 2		—		3,230		—		—
POSCO-KB Shipbuilding Fund		5,000		2,125		—		—
KB Pre IPO Secondary Venture Fund 1st		—		418		—		—
KB-KDBC Pre-IPO New Technology Business investment Fund		—		1,000		5,000		—
KB-SJ Tourism Venture Fund		1,500		—		1,500		—
Korea Credit Bureau Co., Ltd.		—		90		—		135
KB-UTC Inno-Tech Venture Fund		13,050		—		—		—
KB-Solidus Global Healthcare Fund		10,920		2,990		—		—
KB-Stonebridge Secondary Private Equity Fund		6,062		—		7,070		—
WJ Private Equity Fund I		10,000		—		—		—
All Together Korea Fund 2		100,000		—		—		—
KB Star Office Private Real Estate Investment Trust No.1		—		621		—		624
KB SPROTT Renewable Private Equity Fund I		4,129		—		472		—
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		4,332		—		—		—
JR GLOBAL REIT		219,493		—		—		—
IGIG NO371 Professional Investors’ Real Estate Investment Company		10,000		—		—		—
Koreit Tower Real Estate Investment Trust Company		30,000		—		—		—
Project Vanilla Co., Ltd.		2,450		—		—		—
December & Company Inc.		20,400		—		—		—
KB Social Impact Investment Fund		1,500		—		1,500		13

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

41.5 Equity investments and withdrawal (cont’d)

(In millions of Korean won)	2020				2019
	Equity investments		Withdrawal and others		Equity investments		Withdrawal and others
2020 KB Fintech Renaissance Fund	~~W~~	550	~~W~~	—	~~W~~	—	~~W~~	—
KoFC KBIC Frontier Champ 2010-5(PEF) *		—		—		—		138
KBTS Technology Venture Private Equity Fund		2,240		5,488		4,752		1,200
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		—		400		8,000		—
KB Cape No.1 Private Equity Fund		—		—		2,000		—
KB No.9 Special Purpose Acquisition Company *		—		—		—		16
KB No.10 Special Purpose Acquisition Company *		—		—		—		5
KB No.17 Special Purpose Acquisition Company		—		—		1		—
KB No.18 Special Purpose Acquisition Company		—		—		1		—
KB No.19 Special Purpose Acquisition Company		—		—		1		—
KBSP Private Equity Fund IV		—		—		6,100		—

*	Excluded from the Group’s related party as of September 30, 2020.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

41.6 Unused commitments

Unused commitments to related parties as of September 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won or in a US Dollar)		September 30, 2020		December 31, 2019
Associates and joint ventures
Balhae Infrastructure Company	Purchase of security investment	~~W~~	6,897	~~W~~	7,327
Korea Credit Bureau Co., Ltd.	Unused commitments of credit card		563		557
KB GwS Private Securities Investment Trust	Purchase of security investment		—		876
Aju Good Technology Venture Fund	Purchase of security investment		—		1,154
Incheon Bridge Co., Ltd.	Loan commitments in Korean won		20,000		20,000
	Unused commitments of credit card		94		93
KoFC POSCO HANHWA KB	Purchase of security investment		—		12,550
Shared Growth Private Equity Fund No. 2	Preferred loss allowance agreement		10,000		10,000
SY Auto Capital Co., Ltd.	Loan commitments in Korean won		—		8,100
	Unused commitments of credit card		93		60
KB No. 17 Special Purpose Acquisition Company	Unused commitments of credit card		374		—
KB No. 18 Special Purpose Acquisition Company	Unused commitments of credit card		15		15
KB No. 19 Special Purpose Acquisition Company	Unused commitments of credit card		—		1
CellinCells Co., Ltd.	Unused commitments of credit card		20		20
RAND Bio Science Co., Ltd.	Unused commitments of credit card		23		24
Food Factory Co., Ltd.	Unused commitments of credit card		19		25
Big Dipper Co., Ltd.	Unused commitments of credit card		98		89
Fabric Time Co., Ltd.	Unused commitments of credit card		10		—
GOMI CORPORATION	Unused commitments of credit card		—		—
KB Pre IPO Secondary Venture Fund 1st	Preferred loss allowance agreement		1,671		1,671
POSCO-KB Shipbuilding Fund	Purchase of security investment		—		5,000
KBTS Technology Venture Private Equity Fund	Purchase of security investment		3,696		5,936
KB-SJ Tourism Venture Fund	Purchase of security investment		500		2,000
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Purchase of security investment		18,000		18,000
KB SPROTT Renewable Private Equity Fund I	Purchase of security investment		18,704		22,833
KB-Stonebridge Secondary Private Equity Fund	Purchase of security investment		21,868		27,930
KB Social Impact Investment Fund	Purchase of security investment		1,500		3,000
BNF Corporation Ltd. *	Loan commitments in Korean won		—		360
A-PRO Co., Ltd. *	Unused commitments of credit card		—		96
KB-UTC Inno-Tech Venture Fund	Purchase of security investment		9,000		22,050
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Purchase of security investment		25,668		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

41.6 Unused commitments (cont’d)

(In millions of Korean won and US Dollar)		September 30, 2020		December 31, 2019
Associates and joint ventures
All Together Korea Fund 2	Purchase of security investment	~~W~~	900,000	~~W~~	—
KB-Solidus Global Healthcare Fund	Purchase of security investment		12,720		24,700
RMGP Bio-Pharma Investment Fund, L.P.	Purchase of security investment	USD	8,049,478	USD	8,911,002
RMGP Bio-Pharma Investment, L.P.	Purchase of security investment	USD	11,835	USD	13,150
KB-MDI Centauri Fund LP	Purchase of security investment	USD	13,537,500		—
Key management	Loan commitments in Korean won		1,748		1,695

*	Excluded from the Group’s related party as of September 30, 2020.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

41.7 Executive Compensation

Compensation to key management for the nine-month periods ended September 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	5,858	~~W~~	516	~~W~~	2,426	~~W~~	8,800
Registered directors (non-executive)		803		—		—		803
Non-registered directors		7,965		330		3,526		11,821

	~~W~~	14,626	~~W~~	846	~~W~~	5,952	~~W~~	21,424

(In millions of Korean won)	2019
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	6,169	~~W~~	391	~~W~~	4,461	~~W~~	11,021
Registered directors (non-executive)		711		—		—		711
Non-registered directors		7,109		264		4,188		11,561

	~~W~~	13,989	~~W~~	655	~~W~~	8,649	~~W~~	23,293

41.8 Collateral

Details of collateral received from related parties as of September 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)		September 30, 2020		December 31, 2019
Associates
KB Star Office Private Real Estate Investment Trust No.1	Real estate	~~W~~	13,000	~~W~~	13,000
Key management	Time deposits and others		213		192
	Real estate		4,355		2,922

As of September 30, 2020, Incheon Bridge Co., Ltd., a related party, provides fund management account, civil engineering completed risk insurance, and management rights as senior collateral amounting to ~~W~~ 611,000 million to a financial syndicate that consists of the Group and 5 other institutions, and as subordinated collateral amounting to ~~W~~ 384,800 million to subordinated debt holders that consist of the Group and two other institutions. Also, it provides certificate of credit guarantee amounting to ~~W~~ 400,000 million as collateral to a financial syndicate consisting of the Group and 5 other institutions.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

42. Business Combination

42.1 The Acquisition of Prudential Life Insurance Company of Korea Ltd.

42.1.1 General information

On August 26, 2020, the Group obtained the approval of Financial Services Commission to acquire Prudential Life Insurance Company of Korea Ltd. On August 31, 2020, the Group acquired 100 percent share in the subsidiary through purchase of shares and obtained control.

The main purpose of the business combination is to improve competitiveness of life insurance business by including the acquiree into subsidiaries of the Group.

42.1.2 Identifiable assets acquired and liabilities assumed

Details of consideration paid, assets acquired and liabilities assumed are as follows:

(In millions of Korean won)	2020
Consideration
Cash	~~W~~	2,299,541

Total consideration transferred		2,299,541

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and due from financial institutions		574,204
Financial assets at fair value through profit or loss		503,853
Financial assets measured at fair value through other comprehensive income		7,195,958
Securities at amortized cost		10,064,300
Loans at amortized cost		759,869
Derivatives		389
Property and equipment		178,537
Intangible assets [1]		10,382
Other assets		4,931,131

Total Assets		24,218,623

Insurance contract liabilities [2]		16,752,888
Derivatives		1,166
Other liabilities		5,019,961

Total Liabilities		21,774,015

Total identifiable net assets	~~W~~	2,444,608

Non-controlling interests		—
Gain on a bargain purchase [3]		145,067

[1]	Memberships, software, development costs and others were previously held by Prudential Life Insurance Company of Korea Ltd.
[2]	The separately measured VOBA (Value of Business Acquired) was adjusted by applying an indirect method of intrinsic value to the carrying amount of insurance contract liabilities of the acquiree.
[3]	As a result of the business combination, gain on a bargain purchase was recognized as other non-operating income in the consolidated statement of comprehensive income.

For the allocation of consideration, the Group measured the acquiree’s identifiable assets and liabilities at their fair values at the acquisition date. The fair value is measured at the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. If the value is not directly observed, it is estimated using an appropriate valuation technique.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

42.1.2 Identifiable assets acquired and liabilities assumed (cont’d)

Details of intangible assets recognized as the result of the business combination are as follows:

(In millions of Korean won)	2020
VOBA [1]	~~W~~	(2,807,162)
Others [2]		10,382

	~~W~~	(2,796,780)

[1]

Negative VOBA was calculated and adjusted from the insurance contract liability. In accordance with Korean IFRS 1104, an indirect method of intrinsic value is applied to the measurement of VOBA. VOBA is a similar concept to present value of in force business (PVIF) and present value of future profits (PVFP or PVP). The VOBA from intrinsic values is calculated through the actuarial model and cash flow that were originally used to calculate the embedded Value of the insurance contracts.

[2]	Memberships, software, development costs and others were previously held by Prudential Life Insurance Company of Korea Ltd.

42.1.3 Expenses related to business combination

The Group incurred expenses of ~~W~~ 10,183 million, including legal fees and due diligence fees, in connection with the business combination, and these were recognized as fee and commission expense in the consolidated statement of comprehensive income.

42.1.4 Others

Operating income and net profit of Prudential Life Insurance Company of Korea Ltd. for the period after the acquisition date were ~~W~~ 15,629 million and ~~W~~ 11,057 million, respectively, which are reflected in the consolidated statement of comprehensive income.

If Prudential Life Insurance Company of Korea Ltd. was consolidated from the beginning of the current period, its operating income and net profit to be reflected in the consolidated statement of comprehensive income would be ~~W~~ 452,772 million and ~~W~~ 342,209 million, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

42.2 The Acquisition of PRASAC Microfinance Institution PLC.

On April 10, 2020, the Group acquired 161 million shares which is 70% of total 230 million shares in PRASAC Microfinance Institution PLC.(“PRASAC”), a microfinance company in Cambodia, for US$ 603 million from an existing stockholder. Therefore, PRASAC became a subsidiary to the Group.

The main purpose of the business combination is to improve competitiveness of global business by maximizing the operational synergy with foreign subsidiaries.

Details of consideration paid, assets acquired and liabilities assumed are as follows:

(In millions of Korean won)	2020
Consideration
Cash	~~W~~	733,976

Total consideration transferred		733,976

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and due from financial institutions		658,865
Loans at amortized cost		3,194,211
Financial investments		35
Property and equipment		24,472
Intangible assets		1,821
Current income tax assets		873
Deferred income tax assets		26,330
Other assets		37,325

Total Assets		3,943,932

Deposits		2,222,944
Debts		1,038,684
Debentures		89,570
Current income tax liabilities		9,238
Deferred income tax liabilities		323
Other liabilities		101,696

Total Liabilities		3,462,455

Total identifiable net assets	~~W~~	481,477

Non-controlling interests [1]		144,443
Goodwill [2]		396,942

[1]	Measured at the proportionate share(30%) of the fair value of PRASAC’s net assets as of the acquisition date
[2]	As a result of the business combination, there was a goodwill and the Group recognized it as intangible assets in the consolidated statement of financial position.

Details of loans acquired are as follows:

(In millions of Korean won)	2020
Acquiree’s carrying amount of loans	~~W~~	3,294,798
Present value of contractual cash flows not expected to be paid		(100,587)
Fair value of loans		3,194,211

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

42.2 The Acquisition of PRASAC Microfinance Institution PLC. (Cont’d)

The Group has signed an agreement with the existing shareholders of PRASAC. The existing shareholders have the right of put option to sell 30% of the remaining shares to the Group, and they are entitled to exercise their rights at the exercise price calculated on the basis of the adjusted book value of net asset as of 2021 year-end, within six months from the issue date of the audit report or the confirmation date of the adjusted value. If existing shareholders do not exercise the put option within the exercise period, the Group has the right of call option to buy the shares of existing shareholders within six months from the end of the put option exercisable period. All stockholders are restricted from selling shares or additional pledge before exercising the put option and call option. In addition, the Group has agreed to pay dividends to existing shareholders of PRASAC amounting 30% of the adjusted book value (of net asset) over USD 370 million; this payment can be added to the exercised price of put option in accordance with agreement with shareholders.

Amount of the recognized liabilities and deducted equity in relation to the above agreement with shareholders are as follows:

(In millions of Korean won)	2020
Agreement with shareholders (purchase of remaining shares and payment of dividends)
Other payables (present value of exercising price of options)	~~W~~	308,236
Other payables (present value of expected dividends)		102,986

		411,222

Attributable to ordinary equity holders of the Parent Company (capital surplus)		(411,222)

Operating income and net profit of PRASAC for the period after the acquisition date were ~~W~~ 89,824 million and ~~W~~ 72,347 million, respectively, which are reflected in the consolidated statement of comprehensive income, and the amount attributed to net profit to shareholders of the Parent Company is ~~W~~ 50,643 million.

If PRASAC was consolidated from the beginning of the current period, its operating income and net profit to be reflected in the consolidated statement of comprehensive income would be ~~W~~ 125,800 million and ~~W~~ 101,239 million, respectively and the amount that would have been attributed to net profit to shareholders of the Parent Company is ~~W~~ 70,867 million.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

42.3 The Acquisition of PT Bank Bukopin TBK

At the Board of Directors meeting held on July 16, 2020, the Group has decided to acquire additional ordinary shares of PT Bank Bukopin TBK, the Group’s associate, which operates a banking business in Indonesia, through issuance of shares in the form of an allotment to shareholders (1st) and an allotment to the third party (2st).

Accordingly, the Group acquired 2,967,600,372 ordinary shares for IDR 534,168,066,960 (~~W~~ 43,909 million) from issuance of shares in the form of an allotment to shareholders (1st) on July 30, 2020, and 16,360,578,947 ordinary shares for IDR 3,108,509,999,930 (~~W~~ 252,722 million) from issuance of shares in the form of an allotment to the third party (2st) on September 2, 2020. The Group secured 67.00% of PT Bank Bukopin TBK through paid-in capital increase twice, and PT Bank Bukopin TBK became a subsidiary of the group on September 2, 2020.

The main purpose of the business combination is to improve competitiveness of global business by maximizing the operational synergy with foreign subsidiaries.

Details of consideration paid, assets acquired and liabilities assumed are as follows:

(In millions of Korean won)	2020
Consideration
Fair value of existing shares at the time of exchange	~~W~~	78,446
Cash (=16,360,578,947shares x 190 IDR)		252,722

Total consideration transferred		331,168

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and due from financial institutions		300,424
Financial assets at fair value through profit or loss		3,983
Loans at amortized cost		4,434,765
Financial investments		469,185
Property and equipment		252,627
Intangible assets		89,276
Deferred income tax assets		25,350
Assets held for sale		181,656
Other assets		200,481

Total Assets		5,957,747

Deposits		4,253,557
Debts		838,142
Debentures		141,806
Provisions		21,790
Net defined benefit liabilities		15,141
Other liabilities		261,082

Total Liabilities		5,531,518

Total identifiable net assets	~~W~~	426,229

Non-controlling interests [1]		141,846
Goodwill [2]		46,785

[1]	Measured at the proportionate share(33%) of the fair value of PT Bank Bukopin TBK’s net assets as of the acquisition date
[2]	As a result of the business combination, there was a goodwill and the Group recognized it as intangible assets in the consolidated statement of financial position.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

42.3 The Acquisition of PT Bank Bukopin TBK (Cont’d)

Details of loans acquired are as follows:

(In millions of Korean won)	2020
Acquiree’s carrying amount of loans	~~W~~	5,149,977
Present value of contractual cash flows not expected to be paid		(715,212)
Fair value of loans		4,434,765

In 2020, the Group measured 33.90% shares of PT Bank Bukopin TBK, which the Group held before the business combination, at fair value, and recognized ~~W~~11,411 million as gain on investment in associates in the consolidated statement of comprehensive income.

Details of intangible assets recognized as a result of business combinations are as follows:

(In millions of Korean won)	2020
Core deposits [1]	~~W~~	85,668
Others [2]		3,608

	~~W~~	89,276

[1]	It is an identifiable intangible assets, and reflects the fair value of financing costs saved through stable relationships with saving customers.
[2]	Memberships, software, development costs and others were previously held by PT Bank Bukopin TBK.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

42.4 The Acquisition of PT. Finansia Multi Finance

On July 2020, the Group acquired 80 percent share in PT. Finansia Multi Finance, which is engaged in financial services in Indonesia, and obtained control.

The main purpose of the business combination is to improve competitiveness of global business by maximizing the operational synergy with foreign subsidiaries.

Details of consideration paid, assets acquired and liabilities assumed are as follows:

(In millions of Korean won)	2020
Consideration
Cash	~~W~~	89,689

Total consideration transferred		89,689

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and due from financial institutions		24,150
Loans at amortized cost		191,039
Property and equipment		13,837
Intangible assets		13,409
Other assets		17,587

Total Assets		260,022

Debts		146,588
Debentures		46,865
Other liabilities		19,233

Total Liabilities		212,686

Total identifiable net assets	~~W~~	47,336

Non-controlling interests [1]		9,467
Goodwill [2]		51,820

[1]	Measured at the proportionate amount of current equity instruments among the amounts recognized for identifiable net assets.
[2]	As a result of the business combination, there was a goodwill and the Group recognized it as intangible assets in the consolidated statement of financial position.

The Group incurred expenses of ~~W~~ 1,064 million and ~~W~~ 1,623 million for the 2020 and 2019, respectively, including legal fees and due diligence fees, in connection with the business combination, and these were recognized as fee and commission expense in the consolidated statement of comprehensive income.

Operating loss and net loss of PT. Finansia Multi Finance for the period after the acquisition date were ~~W~~ 2,667 million and ~~W~~ 2,045 million, respectively, which are reflected in the consolidated statement of comprehensive income.

If PT. Finansia Multi Finance was consolidated from the beginning of the current period, its operating loss and net loss to be reflected in the consolidated statement of comprehensive income would be ~~W~~ 24,401 million and ~~W~~ 17,777 million, respectively and the amount that would have been attributed to net loss to shareholders of the Parent Company is ~~W~~ 14,221 million.

42.5 The financial effects of the above business combinations may be adjusted if new information is obtained about the facts and circumstances that existed as of the acquisition date within one year from the acquisition date.